Paul Hastings
ATTORNEYS

Pa
51
tel



CA 90071-2228
www.paulhastings.com



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Washington, D.C.

(213) 683-6367
nobukochristy@paulhastings.com

June 1, 2005

32724.00020

**EXEMPTION FILE NUMBER: 82-34717**

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of April and May, 2005, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;



(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such

documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Nobuko Christy

Nobuko Christy
Senior Paralegal

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation (w/o encls.)

Schedule 1



JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN APRIL and MAY, 2005

1. Flash Reports of results for the fiscal year ended March 31, 2005: Consolidated Basis & Non- Consolidated Basis (Exhibit 1) (English translation attached)

2. Notification of Change in Directors (Exhibit 2) (English translation attached)

3. Announcement of a Revision of the Outlook for Cash Dividends for Fiscal 2005 (Exhibit 3) (English translation attached)

4. Announcement of Revisions in the Outlook for Performance for the Year Ended March 31, 2005(Parent Company) (Exhibit 4) (English translation attached)

5. FY2005 Performance Outline(Exhibit 5) (English translation attached)

6. Summary of Fiscal 2005 results and Forecasts for Fiscal 2006(Exhibit 6) (English translation attached)

7. Handout for Analyst and Investor Briefing on the Fiscal Year Ended March 31, 2005 (April 1, 2004 to March 31, 2005) with Appendix (Exhibit 7) (English translation attached)

Exhibit 1

FASF

# 平成 17年 3月期　決算短信（連結）

平成 17年 4月 28日

上場会社名　ヤマハ株式会社　上場取引所　東証第１部
コード番号　7951　本社所在都道府県　静岡県
（URL http://www.yamaha.co.jp/ir/report/）
代表者　役職名　代表取締役社長　氏名　伊藤　修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田　史生　TEL (053) 460 - 2141
決算取締役会開催日　平成 17年 4月 28日
米国会計基準採用の有無　無

１. 17年 3月期の連結業績（平成 16年 4月 1日 ～ 平成 17年 3月 31日）

(1) 連結経営成績　（百万円未満切捨表示）

| | 売上高 | | 営業利益 | | 経常利益 | |
|---|---|---|---|---|---|---|
| | 百万円 | % | 百万円 | % | 百万円 | % |
| 17年 3月期 | 534,079 | △ 1.0 | 35,695 | △ 20.8 | 41,302 | △ 19.1 |
| 16年 3月期 | 539,506 | 2.8 | 45,056 | 40.6 | 51,036 | 50.8 |

| | 当期純利益 | | 1株当たり当期純利益 | 潜在株式調整後1株当たり当期純利益 | 株主資本当期純利益率 | 総資本経常利益率 | 売上高経常利益率 |
|---|---|---|---|---|---|---|---|
| | 百万円 | % | 円 銭 | 円 銭 | % | % | % |
| 17年 3月期 | 19,697 | △ 54.8 | 95.06 | 93.88 | 7.4 | 8.1 | 7.7 |
| 16年 3月期 | 43,541 | 142.6 | 210.63 | 196.01 | 18.4 | 10.0 | 9.5 |

(注) ①持分法投資損益　17年 3月期　9,110百万円　16年 3月期　10,447百万円
②期中平均株式数（連結）　17年 3月期　206,151,010株　16年 3月期　206,146,221株
③会計処理の方法の変更　有
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

| | 総資産 | 株主資本 | 株主資本比率 | 1株当たり株主資本 |
|---|---|---|---|---|
| | 百万円 | 百万円 | % | 円 銭 |
| 17年 3月期 | 505,577 | 275,200 | 54.4 | 1,334.51 |
| 16年 3月期 | 508,731 | 259,731 | 51.1 | 1,259.28 |

(注) 期末発行済株式数（連結）　17年 3月期　206,144,016株　16年 3月期　206,156,612株

(3) 連結キャッシュ・フローの状況

| | 営業活動によるキャッシュ・フロー | 投資活動によるキャッシュ・フロー | 財務活動によるキャッシュ・フロー | 現金及び現金同等物期末残高 |
|---|---|---|---|---|
| | 百万円 | 百万円 | 百万円 | 百万円 |
| 17年 3月期 | 39,588 | △ 12,896 | △ 8,306 | 50,393 |
| 16年 3月期 | 58,349 | △ 18,775 | △ 50,141 | 31,245 |

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　86社　持分法適用非連結子会社数　- 社　持分法適用関連会社数　2社

(5) 連結範囲及び持分法の適用の異動状況
連結（新規）　1社　（除外）　4社　持分法（新規）　- 社　（除外）　- 社

２. 18年 3月期の連結業績予想（ 平成 17年 4月 1日 ～ 平成 18年 3月 31日 ）

| | 売上高 | 経常利益 | 当期純利益 |
|---|---|---|---|
| | 百万円 | 百万円 | 百万円 |
| 中間期 | 261,500 | 18,000 | 12,000 |
| 通期 | 546,000 | 42,500 | 29,000 |

（参考） 1株当たり予想当期純利益（通期）　140円 68銭
※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料１０ページ～１１ページをご参照下さい。

（添付資料）

## １．企業集団の状況

当社グループは、当社、子会社105社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。

尚、事業区分は事業の種類別セグメントと同一であります。

| 事業区分 | 主要製品 | 主要連結子会社 |
|---|---|---|
| 楽器 | ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律 | (株)ヤマハミュージック東京他販売子会社10社<br>Yamaha Corporation of America<br>Yamaha Canada Music Ltd.<br>Yamaha Music Holding Europe G.m.b.H<br>Yamaha Music Central Europe G.m.b.H<br>Yamaha-Kemble Music (U.K.) Ltd.<br>Yamaha Musique France S.A.S.<br>P.T.Yamaha Music Manufacturing Asia<br>雅馬哈楽器音響（中国）投資有限公司<br>天津雅馬哈電子楽器有限公司 |
| ＡＶ・ＩＴ | オーディオ、情報通信機器 | ヤマハエレクトロニクスマーケティング(株)<br>Yamaha Electronics Corporation, USA<br>Yamaha Elektronik Europa G.m.b.H<br>Yamaha Electronics Manufacturing(M)Sdn. Bhd.<br>雅馬哈楽器音響（中国）投資有限公司 |
| リビング | システムキッチン、システムバス、洗面化粧台、家具、住設部材 | ヤマハリビングテック(株) |
| 電子機器・電子金属 | 半導体、特殊合金 | ヤマハ鹿児島セミコンダクタ(株)<br>ヤマハメタニクス(株) |
| レクリエーション | 観光施設・宿泊施設・スキー場及びスポーツ施設の経営 | (株)キロロアソシエイツ他５社 |
| その他 | ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品 | ヤマハファインテック(株) |

主要連結子会社名は、複数事業を営んでいる場合、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。

製造・制作会社等　　　販売会社等

**楽器**

（国内連結子会社）
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
（海外連結子会社）
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Kemble & Company Ltd.
台湾山葉楽器製造股分有限公司（*1）
高雄山葉股分有限公司（*1）
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia

ヤマハ㈱

（国内連結子会社）
ヤマハミュージックトレーディング㈱
ミュージックリース㈱
㈱ヤマハホール
（海外連結子会社）
Yamaha Corporation of America
Yamaha Artist Services Inc.
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
功学社山葉楽器股分有限公司（*1）
Yamaha Music Korea Ltd.

（国内連結子会社）
㈱ヤマハミュージック東京　他10社
（海外連結子会社）
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha Music Latin America, S.A.
Yamaha Scandinavia A.B.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd. 他1社
Yamaha Music (Malaysia) Sdn.Bhd. 他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響（中国）投資有限公司

**AV・IT**

（国内連結子会社）
ディーエス㈱
（海外連結子会社）
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T.Yamaha Electronics Manufacturing Indonesia
雅馬哈電子（蘇州）有限公司

ヤマハ㈱

（国内連結子会社）
ヤマハエレクトロニクスマーケティング㈱
（海外連結子会社）
Yamaha Electronics Corporation,USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics (U.K.) Ltd.
Yamaha Electronics Asia Pte.Ltd.

**リビング**

（国内連結子会社）
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱

**電子機器・電子金属**

（国内連結子会社）
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱

ヤマハ㈱

（国内連結子会社）
ヤマハメタニクス㈱

**レクリエーション**

ヤマハ㈱

（国内連結子会社）
㈱キロロアソシエイツ
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷

**その他**

ヤマハ㈱

（国内連結子会社）
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱

（国内連結子会社）
ヤマハファインテック㈱

顧客

| 持分法適用関連会社 |
| --- |
| ヤマハ発動機㈱ |
| ㈱コルグ |

（＊1）社名に使用している「分」には正しくはにんべんが付きます。



材料・部品の供給
製品等の供給
サービス等の供給

## 2．経営方針

### （1）経営の基本方針

当社は、音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創り続ける企業として成長を目指します。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に優れた品質の商品とサービスの開発及び提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。また、経営の透明性を高め、健全な業績を確保し、適正な成果の蓄積と還元により株主・投資家の信頼に応えていくほか、安全と地球環境への配慮、遵法経営の推進を通して企業市民としての責任を果たしてまいります。

### （2）利益配分に関する基本方針

当社は、連結株主資本利益率の向上を念頭において、中期的な連結利益水準をベースに、研究開発・合理化投資など経営基盤強化のために適正な内部留保を行なうとともに安定的な配当を実施することを基本方針としております。

### （3）目標とする経営指標

中期経営計画（2005 年３月期～2007 年３月期）においては、2007 年３月期の連結業績数値として、売上高 5,900 億円、営業利益 500 億円、経常利益 520 億円、当期純利益 340 億円、ＲＯＥ 10%，実質有利子負債ゼロを目標にしております。

### （4）中長期的な経営戦略及び対処すべき課題

当社は、中期経営計画「ＹＳＤ５０」（ＹＳＤはYAMAHA Sustainable Development（持続的な発展）の頭文字を指し、５０は「500 億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです）において、高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指し、下記の課題に取り組んでまいります。

１．持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築いたします。

① 楽器事業

楽器事業では、（1）国内市場の活性化（2）高付加価値商品の拡販（3）中国市場、設備音響市場での成長（4）製造改革（5）人材開発（6）業務プロセス改革を進めてまいります。コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規ビジネスの創出に努めます。

② ＡＶ・ＩＴ事業

ＡＶ・ＩＴ事業では、引き続きホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図るとともに、新ビジネスユニットの確立による成長戦略を推進してまいります。

③ リビング事業

リビング事業では、不採算事業の撤退による事業の選択と集中、低コスト体質の確立、卸営業改革、要員構造改革を進め事業の再構築を行ないます。

④ 電子機器・電子金属事業

電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めます。電子金属事業では、製造改革の継続による利益基盤の確立、銅系コネクター材料事業、加工品事業の拡大に努めます。

⑤　レクリエーション事業

レクリエーション事業では、各施設の特性を活かした個別施策の推進と品質グレードの向上、安全性強化の徹底を通して早期黒字化を図ってまいります。

⑥　その他事業

ゴルフ事業では「ｉｎｐｒｅｓ」シリーズによるブランドの存在感を確立してまいります。ＦＡ機器及び金型部品事業では、ＦＡ事業のＩＴ分野・自動車分野での商品開拓、金型部品事業の損益分岐点の引き下げとマグネシウム部品事業の新分野開拓を進めてまいります。自動車用内装部品事業では、商品開発力・製造力・供給力と顧客サービス対応力の強化を図ってまいります。

⑦　全社施策

全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、ＩＴを活用した全社事務合理化、などを進めてまいります。

２．独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、当社グループの総合力を活かした独創的な新規商品の提案及び新規事業創出により新たな需要を開拓いたします。

３．企業の社会的責任（ＣＳＲ）を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

**（５）コーポレート・ガバナンスの状況**

（コーポレート・ガバナンスに関する基本的な考え方）

当社では、コーポレート・ガバナンスの強化を経営の最重要課題の一つととらえ、積極的に取組んでおります。

「音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創りつづける企業」として、企業価値／ブランド価値の持続的増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果すことが重要であると考えております。

その実現のために、経営上の組織体制や仕組みを整備し、必要な施策を実施するとともに、タイムリーな情報開示により、透明で質の高い経営の実現に取り組むことが、当社のコーポレート・ガバナンスに関する基本的な考え方であります。

（コーポレート・ガバナンスに関する施策の実施状況）

①　会社の機関の基本説明

（取締役・取締役会）

当社の取締役は、平成17年3月31日現在で８名（内、代表取締役２名、社外取締役１名）の構成となっており、原則月一回の取締役会を開催しております。

当社グループの戦略立案、意思決定、部門執行のモニター・指導など、全社経営機能を担っております。直接的な部門執行責任を明確に分離するために執行役員制度を導入し、取締役会を中心とするガバナンス体制の充実を図っております。

（監査役・監査役会）

当社は監査役制度を採用しており、監査役４名（内、社外監査役２名）の構成となっており、原則月一回の監査役会を開催するほか、自らの計画に基づき定期的・網羅的に各執行部門及びグループ会社において監査を実施するとともに、経営会議等の重要会議に参加しております。

会計監査人との連携につきましては、財務諸表監査の経過報告を定例的に受けることにより、会計監査の相当性の確保に注力しております。

また、常に有効な監査環境が整備されるよう、監査役スタッフとして監査役室を設置しております。

（経営会議）

当社は、随時の全社経営課題に対する討議及び意思統一を目的として、原則月二回の経営会議を開催しております。常勤取締役、上席執行役員を構成メンバーとし、監査役会議長が参加しております。

（執行役員）

当社は、平成13年2月に連結グループ経営機能の強化及び取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責としました。執行役員は、上席執行役員1名、執行役員11名の計12名であります。

（全社ガバナンス委員会）

当社は、平成16年6月より、コンプライアンス委員会・ＣＳＲ委員会・役員人事委員会の3委員会を「全社ガバナンス委員会」として位置づけました。

コンプライアンス委員会は、企業の社会的責任と法令遵守の経営を追求するために、全社横断的な活動を推進しております。

ＣＳＲ委員会は、法令を超える自主設定基準を追求することにより、自発的社会貢献を目指す活動を行っております。

役員人事委員会では、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めております。併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。

（内部監査）

代表取締役社長の直轄機関として監査室を設置し、当社における経営諸活動の全般にわたる管理・運営の制度及び業務の遂行状況を合法性と合理性の観点から検討・評価し、その結果に基づく情報の提供並びに改善・合理化への助言・提案等を行っており、同時に監査役及び会計監査人との連絡・調整を密に行なうことにより、監査効率の向上に努めております。

上記のとおり、当社は監査役制度を採用しており、ガバナンス機能強化の施策として、執行役員制度の導入、役員人事委員会の設置などを実施し、その実効性を高めてきていることから、現時点では監査役設置会社方式を継続することとしております。

② 会社の機関の内容及び内部統制システムを示す図表

当社のコーポレート・ガバナンス体制及び内部統制体制の模式図は次の通りであります。



株主総会
選任・解任
選任・解任
選任・解任
取締役会
取締役 8名
(うち社外取締役 1名)
監査
監査役会
監査役4名
(うち常勤監査役2名)
(うち社外監査役2名)
報告
選任・解任
会計監査人
会計監査相当性の判断
報告
監査役室
選任
選任
選任・解任・監督
代表取締役
2名
助言
建議・答申
指示
報告
監査室
コンプライアンス委員会
CSR委員会
役員人事委員会
全社ガバナンス委員会
経営会議
取締役7名
上席執行役員1名
ブランド運用委員会
環境委員会
輸出審査委員会
個人情報保護推進委員会
健康安全推進本部会
助言
全社専門推進委員会
推進本部会、審査委員会
監査
執行役員
上席執行役員1名
執行役員11名
各事業部門・グループ会社

③ リスク管理体制の整備の状況

当社のリスク管理体制は、業務執行に伴い発生する可能性のある各種リスクについて、その内容に応じて、職制で対応するものから、全社横断的な委員会等を設置して場合によってはグループ全体で管理体制を敷くものまで、経営への影響度に応じて機動的かつ最適な体制により対応しております。

尚、リスク管理に関連する委員会等は、次の通りであります。

(コンプライアンス委員会)

コンプライアンスを確実に実行するために、平成15年1月に当委員会を設置しました。ヤマハの企業活動における遵法の推進及び社内規程の遵守、倫理の向上に関する事項の審議及び決定を通じて「企業理念」の実現を目指すことを目的に、グループ横断的な執行体制となっております。具体的な活動といたしましては、取締役を含めたグループ全社員への浸透を図るためのコンプライアンスガイドの作成と社内教育の実施、コンプライアンス・ヘルプラインの設置等であります。

(ブランド運用委員会)

ブランド価値の向上と保護の観点から、ヤマハブランドの表示の適否、及びその条件についてブランド運用規程に基づいて審議する機能を担っております。

(環境委員会)

地球環境問題に積極的に取り組み、環境関連法令の遵守と、事業活動により生ずる恐れのある環境汚染を未然に防止するために、環境委員会を設けております。

(輸出審査委員会)

大量破壊兵器及び通常兵器の拡散防止を目的とする関連法規を遵守し、当社の輸出業務が適正に行われるように「輸出管理規程」を定めると共に、当該規程の周知徹底と運用を管理するために、輸出審査委員会を設けております。

(個人情報保護推進委員会)

全社（国内グループ会社を含む）において保有する個人情報の保護に関する基本方針及び適正な管理体制・運用についてのルールを定め、適法性の確保及び情報漏洩等の事故防止を図ると共に、各部門間の調整、横断的な問題の解決並びに関連する教育訓練等の計画、推進にあたるため、個人情報保護推進委員会を設けております。

(健康安全推進本部会)

従業員・顧客等の安全確保のために、災害・事故等の発生の未然防止対策に努め、万一の発災時には万全の対策が打てるよう、常日頃からその体制整備に努めております。

当推進本部会は、職制に応じて6名の部門長を、それぞれ労働安全専門委員長、防災対策専門委員長、全社交通安全委員長、健康づくり専門委員長、営業事業所安全衛生専門委員長、海外安全専門委員長に任命する推進体制としております。

④ 会計監査の状況

当社の監査証明に係る業務を執行した公認会計士は木下邦彦氏、河西秀治氏の2名で、新日本監査法人の代表社員であり、継続監査年数はそれぞれ15年と12年であります。監査業務に係る補助者の構成につきましては、公認会計士8名、会計士補2名及びその他の補助者11名からなっております。

⑤　会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

当社は平成17年3月31日現在で、取締役8名のうち社外取締役1名、監査役4名のうち社外監査役2名の体制となっております。

社外取締役の長谷川至は、当社の関連会社であるヤマハ発動機株式会社の取締役会長であります。

社外監査役の常勤監査役太田直幹は、平成6年6月に当社を退職し、同月監査役に就任し現在に至っております。社外監査役の三浦州夫は弁護士であり、当社との人的関係、資本的関係又は取引関係その他の利害関係はありません。

⑥　会社のコーポレート・ガバナンスの充実に向けた取組みの最近一年間における実施状況

平成16年4月1日から平成17年3月31日までの一年間において、取締役会を13回、経営会議を24回開催し、業務執行上の必須案件の決定や経営上の重要事項について審議を行いました。監査役会は当該期間中に16回開催され、コンプライアンス推進進捗状況、防災と安全管理に関する体制・実稼動状況、品質管理、製造物責任に関する体制・実稼動状況、情報リスクの管理体制・実稼動状況等の当面の監査重点項目について監査実態の充実を図ると共に、スケジュールに則り、事業部及び子会社において定期監査を実施しました。

全社ガバナンス委員会につきましては、役員人事委員会を開催し、新任執行役員2名の人選を行ったほか、役員の処遇等についても継続審議を実施しております。また、コンプライアンス委員会では、コンプライアンス・ヘルプラインの受付案件への対応のほか、雇用外要員へのコンプライアンス活動の拡大、ヤマハホームページへの「コンプライアンス推進活動」の掲載を行うなど活動の充実に努めました。平成16年4月には、「企業として自発的に取り組むべき社会的貢献の領域」を司る全社委員会としてＣＳＲ委員会を発足させました。

全社専門推進委員会、推進本部会、審査委員会では、平成16年9月に、個人情報保護法に基づく適切な個人情報保護及び管理のため、全社横断的な個人情報保護推進委員会を設置しました。

また、平成16年10月には、個人情報保護規程を定めた他、規程について解説した個人情報保護規程マニュアルを作成し、個人情報保護のための全社的な取組みを行っております。

(役員報酬及び監査法人に対する監査報酬について)

①　当期における当社の取締役及び監査役に支払った報酬、賞与、役員退職慰労金の額は以下のとおりです。

(単位：百万円)

| 区分 | 取締役 | | 監査役 | | 合計 | |
|---|---|---|---|---|---|---|
| | 支給人員 | 支給額 | 支給人員 | 支給額 | 支給人員 | 支給額 |
| 定款又は株主総会決議に基づく報酬 | (*1)　9 | (*2)　331 | (*1)　4 | 61 | (*1)　13 | 392 |
| 利益処分による役員賞与金 | (*3)　9 | 102 | (*3)　4 | 18 | (*3)　13 | 120 |
| 株主総会決議に基づく退職慰労金 | 1 | 45 | － | － | 1 | 45 |
| 合計 | | 478 | | 79 | | 557 |

(注) (*1)　期末人員数は、取締役8名、監査役4名、計12名であり、支給人員数との相違は、退任(取締役1名) によるものであります。

(*2)　当期、使用人分の給与等 (賞与含む) の支払はありません。

(*3)　前期末の取締役及び監査役であります。

尚、社外取締役の報酬は3百万円であります。

②　監査法人に対する監査報酬の額は以下のとおりです。

(単位：百万円)

| 区分 | 金額 |
|---|---|
| 監査契約に基づく監査証明に係る報酬 | 50 |
| 上記以外の報酬 | 2 |
| 合計 | 52 |

## (6) 親会社等に関する事項

該当事項はありません。

## ３．経営成績及び財政状態

### （１）経営成績

#### １．当期の概況

当期におけるわが国経済は、企業収益が改善し、民間設備投資も増加する中、個人消費も堅調に推移するなど、概ね穏やかな回復基調をたどりました。しかしながら、期の後半には、デジタル関連業種の在庫調整や石油価格の高騰などにより先行き不透明感が広がりました。海外では、アジア経済が成長を続けたのをはじめ、米国経済が堅調に推移し、欧州経済も順調に回復してまいりました。このような状況の中で当社は、中期経営計画「ＹＳＤ５０」の目標実現に向けて諸施策を実施してまいりました。楽器事業の収益力強化を最大のテーマとし、国内楽器市場の活性化を図るため、新しいコンセプトの音楽教室作りを進めるなど音楽普及・販売拠点投資を行ない、集客型ビジネスモデルの構築に努めました。生産面では、海外生産拠点の整備に努めるとともに、製造改革を推進しコスト競争力の強化に努めました。新規事業の創出につきましては、サウンドライフ戦略推進室を設置し、音・音楽とサウンドネットワークの領域でさまざまな技術、事業の可能性について研究を重ねています。また、企業の社会的責任を重視した経営姿勢を明確にするためＣＳＲ委員会を設置しました。

販売の状況につきましては、楽器事業は売上げを伸ばしましたが、電子機器・電子金属事業、リビング事業、レクリエーション事業、その他の事業では売上げ減少となりました。

以上により、売上高は5,340億79百万円（前期比1.0%減少）となりました。このうち、国内売上高は3,129億6百万円（前期比2.5%減少）、海外売上高は2,211億73百万円（前期比1.1%増加）となりました。

損益につきましては、営業利益356億95百万円（前期比20.8%減少）、経常利益413億2百万円（前期比19.1%減少）となりました。当期より固定資産の減損に係る会計基準を早期適用し327億3百万円の減損損失を計上し、また平成16年12月1日に厚生年金基金の代行部分の過去分返上認可を受け、代行返上益199億27百万円を計上しました。その結果、当期純利益は196億97百万円（前期比54.8%減少）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、国内市場が増収となったほか、北米市場も現地通貨ベースで増収となりましたが、大市場のドイツ、フランスが低迷した欧州市場は現地通貨ベースで前年並に止まりました。ピアノは、北米市場の不振、国内市場の総需要減少傾向により売上げ減少となりました。電子楽器は、エレクトーン「ステージア」が好調に売上げを伸ばしたほか、クラビノーバ、音響機器が伸長しましたが、ポータブルキーボード、シンセサイザーが売上げ減少となりました。その他の楽器では、ギターが国内市場の不振から売上げ減少となりました。

教室収入は、音楽教室では幼児･児童生徒数に下げ止まり感がでてきたことに加え、大人の音楽教室が順調に拡大しました。英語教室は、在籍数の増加により売上げを伸ばしました。

着信メロディー配信サービスは、海外市場が伸長し売上げ増加となりました。

以上により、当事業の売上高は3,026億17百万円（前期比3.1%増加）、営業利益は141億83百万円（前期比35.3%増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、中高級アンプ、レシーバーが北米市場を中心に売上げを伸ばしましたが、国内市場及び欧州市場では競争激化から減収となりました。情報通信機器は、企業向けルーターが引き続き堅調に推移し、売上げ増加となりました。事業全体としては、為替影響もあり、前期比微減となりました。損益は減益となりました。

以上により、当事業の売上高は777億20百万円（前期比0.7%減少）、営業利益は36億51百万円（前期比17.4%減少）となりました。

（リビング事業）

期の前半において、主力のシステムバスとシステムキッチンが、低価格化する市場への対応遅れから大きく落ち込みました。期の後半で、新商品を投入し挽回を図りましたが、通期では売上げ減少となりました。

以上により、当事業の売上高は428億44百万円（前期比4.3%減少）、営業損失は24百万円（前期は営業利益14億62百万円）となりました。

（電子機器・電子金属事業）

電子機器事業では、携帯電話用音源ＬＳＩが競争の激化による販売単価の低下により売上げ減少となりました。電子金属事業も売上げ減少となりました。

以上により、当事業の売上高は690億48百万円（前期比10.2%減少）、営業利益は199億70百万円（前期比33.5%減少）となりました。

（レクリエーション事業）

国内旅行市場の厳しい市況の中で、台風等の天候不順の影響とスキー客の落ち込みによる集客減少により、売上げ減少となりました。なお、経営効率を高めるため、平成16年7月1日に当社の子会社である株式会社キロロ開発公社を吸収合併いたしました。

以上により、当事業の売上高は182億90百万円（前期比9.0%減少）、営業損失は22億53百万円（前期は営業損失11億10百万円）となりました。

（その他の事業）

ゴルフ事業は、市況の低迷から売上げ減少となりました。ＦＡ機器及び金型・部品事業は、携帯電話用マグネシウム部品が携帯電話メーカーの在庫調整により、売上げ減少となりました。また、自動車用内装部品事業も、モデルチェンジの端境期となったことから売上げ減少となりました。

以上により、当事業の売上高は235億57百万円（前期比9.6%減少）、営業利益は1億68百万円（前期は営業損失2億11百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高3,278億95百万円（前期比2.4%減少）、営業利益は256億97百万円（前期比18.2%減少）、北米は、売上高854億65百万円（前期比0.0%減少）、営業利益は42億2百万円（前期比10.3%減少）、欧州は、売上高832億89百万円（前期比2.0%増加）、営業利益は39億1百万円（前期比14.3%減少）、アジア・オセアニア・その他の地域は、売上高374億29百万円（前期比3.0%増加）、営業利益は37億79百万円（前期比17.3%増加）となりました。

2．次期の見通し

平成18年3月期の見通しにつきましては、以下の通りです。

平成18年3月期は、2004年4月からスタートした中期経営計画「ＹＳＤ５０」の２年目であり、最終年度の目標である、持続的、安定的な高収益構造確立のための成果を出す年度として位置付けてまいります。

楽器事業は、国内ではエレクトーンの販売は減少を見込んでおりますが、海外ではポータブルキーボードや音響機器を中心とした売上げ増加により、全体としては増収を見込んでおります。損益につきましても増益を見込んでおります。

ＡＶ・ＩＴ事業では、オーディオは、国内での販売は減少を見込んでおりますが、海外での売上げ増加と、ルーターの伸びにより、全体では増収を見込んでおります。損益につきましても増益を見込んでおります。

リビング事業は、不採算事業からの撤退等の再建策の着実な遂行により、減収ではありますが損益につきましては前年並を確保する見込みです。

電子機器・電子金属事業は、携帯電話用音源ＬＳＩの競争激化により減収を見込んでおります。損益につきましても減益を見込んでおります。

レクリエーション事業は、各施設の特性を活かした個別施策の推進により増収を見込んでおります。損益につきましては営業損失ではあるものの改善を見込んでおります。

以上により、平成18年3月期は、売上高5,460億円（前期比2.2%増加）、経常利益425億円（前期比2.9%増加）当期純利益290億円（前期比47.2%増加）を予想しております。

**（２）財政状態**

１．当期の概況

当期における現金及び現金同等物（以下「資金」という。）は、前期に比べ194億85百万円増加（前期は121億67百万円減少）し、期末残高は503億93百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前当期純利益が335億16百万円（前期は474億56百万円）となり、営業活動の結果得られた資金は395億88百万円（前期得られた資金は583億49百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は128億96百万円（前期使用した資金は187億75百万円）となりました。

（財務活動によるキャッシュ・フロー）

長期借入金の返済等により、財務活動の結果使用した資金は83億6百万円（前期使用した資金は501億41百万円）となりました。

キャッシュ・フロー指標のトレンド

| | 平成13年３月期 | 平成14年３月期 | 平成15年３月期 | 平成16年３月期 | 平成17年３月期 |
|---|---|---|---|---|---|
| 自己資本比率 | 37.7% | 39.6% | 41.8% | 51.1% | 54.4% |
| 時価ベースの自己資本比率 | 52.1% | 36.9% | 53.7% | 78.8% | 63.1% |
| 債務償還年数 | － | 3.3年 | 2.8年 | 0.9年 | 1.2年 |
| インタレスト・カバレッジ・レシオ | － | 9.9 | 16.0 | 36.9 | 38.7 |

（算定方法）

自己資本比率＝自己資本÷総資産

時価ベースの自己資本比率＝株式時価総額÷総資産

債務償還年数＝有利子負債÷営業キャッシュ・フロー

インタレスト・カバレッジ・レシオ＝営業キャッシュ・フロー÷利払い

（注）1.　いずれも連結ベースの財務数値により計算しております。

2.　有利子負債は連結貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。

3.　営業キャッシュ・フロー及び利払いは、連結キャッシュ・フロー計算書の「営業活動によるキャッシュ・フロー」及び「利息の支払額」を使用しております。

4.　平成13年３月期は、営業キャッシュ・フローがマイナスのため、債務償還年数及びインタレスト・カバレッジ・レシオは記載しておりません。

２．次期の見通し

平成18年3月期の見通しにつきましては、営業活動によるキャッシュ・フローは当期と比べて減少する見込みです。投資活動によるキャッシュ・フローでは減価償却費を上回る設備投資を実施する予定です。財務活動によるキャッシュ・フローでは、長期借入金の返済を予定しております。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

## （3）事業等のリスク

決算短信に記載した事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。また、文中における将来に関する事項は、当期末現在において当社グループが判断したものであります。

1　事業構造

当社グループは、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業、その他事業を営んでおります。

電子機器・電子金属事業は現在、営業利益の半分以上を占めておりますが、主力の携帯電話用音源ＬＳＩ事業はその損益の振幅が大きく、今後、競争激化に加えて、携帯電話用音源としてソフト音源の採用が進むなどの構造的変化が生じた場合には、携帯電話用音源ＬＳＩの需要が大きく縮小する可能性があり、電子機器事業において将来に亘って安定的に高収益を確保できる保証はありません。

中期経営計画「ＹＳＤ５０」では、電子機器事業の業績が低下した場合であっても、楽器事業を中心とした損益改善を通して持続的・安定的な高収益を確保できるよう経営構造の確立に向けて努力してまいりますが、楽器事業等で計画通りの損益を計上できない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

リビング事業、レクリエーション事業は現在、営業損失を計上しており、選択と集中の観点から事業構造の改革に取り組んでおります。計画通りの損益改善を図れない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

2　価格競争

当社グループは、事業を展開するそれぞれの分野で厳しい競争にさらされております。例えば楽器事業では、総合楽器メーカーとして高品質、高性能な製品を広い価格帯で販売しておりますが、個々の製品分野ごとに競合他社が存在しており、高価格帯製品では、製品ごとに有名なブランドを有するメーカーと競合しております。また近年は、特に普及価格帯製品で、大量に安価な製品を製造している中国等海外メーカーとの価格競争が激化しております。

また、ＡＶ・ＩＴ事業では、ＡＶ機器をホームシアター商品に特化し、その分野で大きなシェアを確保しておりますが、近年は競合他社や中国製品の台頭のため低価格化競争にさらされており、今後の業界再編や流通変革、新技術開発の動向によっては、さらに激しい低価格化に波及するおそれもあり、当社の現在の優位性が影響を受ける事態も想定されます。

このような価格競争は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

3　新技術開発

当社グループは、経営資源を「音・音楽」に集中し、楽器事業では世界一の楽器メーカーとしての地位を不動のものとする一方、ＡＶ・ＩＴ事業では、ＡＶ機器のホームシアター商品を中心とし、電子機器事業では、音源を中心とする半導体を事業の核として展開しています。

「音・音楽」にかかわる技術の差別化を図ることが当社グループの発展、成長に不可欠の要素となっております。これらの技術開発が継続的に行われない場合、楽器事業では、製品付加価値の低下、価格競争に陥るおそれ、新規需要喚起ができないなどの問題が生じ、ＡＶ・ＩＴ事業、電子機器事業では事業そのものの存続が困難となる可能性があります。また、技術開発に成功した場合でも、商品化して市場の支持を得られる保証はありません。

このような場合には、将来の成長と収益性を低下させ、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

4　部材・部品事業における取引先への依存

当社グループが生産・販売するシステムキッチン等のリビング製品、半導体、金属材料、自動車用内装部品、マグネシウム部品等の部材・部品は、供給先メーカーの業績の影響を受けます。また、供給先メーカーとの間で、納期・品質等で信頼関係が損なわれた場合、その後の受注に悪影響を及ぼす可能性があります。また、品質等の欠陥によって、供給先メーカーの製品への補償を求められる可能性があります。

このような場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5　国際的活動および海外進出による事業展開

当社グループは世界の各地域に生産、販売拠点を置き、グローバルな事業展開をしております。連結子会社86社のうち45社が海外法人であり、更にそのうちの15社が製造会社で、主要工場は中国、インドネシア、マレーシアに集中しております。また、海外売上高は売上高の41.4%を占めております。

これらの海外市場での事業展開には以下に掲げるようないくつかのリスクが内在しておりますが、一旦これらのリスクが顕在化した場合には、例えば、生産においては拠点集中による弊害が顕著に現れ、安定的な製品供給ができなくなる可能性があります。

①政治、経済の混乱、テロ、戦争
②不利な政策の決定または規制の設定・変更
③予期しない法律または規制の変更
④人材の確保の難しさ
⑤部品調達の難しさ、技術水準の程度

以上の事象は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

6　人材の確保・育成

当社は、平均年齢が高く、高年齢層が厚い従業員構成となっており、今後、高年齢層従業員が大量に定年退職時期を迎えます。楽器等の生産に関わる技能の伝承や、次世代を担う人材の確保・育成など、要員構造変化への対応が重要課題であります。

このような要員構造変化への対応ができなかった場合には、事業活動、将来の成長が阻害され、当社グループの業績および財務状況に悪影響を及ぼす可能性があります。

7　知的財産権の保護と利用

当社グループは独自技術についての特許等の知的財産権、業務遂行上取得したノウハウを保有していますが、その一部は、特定地域では法的制限のため知的財産権による完全な保護が不可能、または限定的にしか保護されない状況にあります。第三者が当社グループの知的財産権を利用することを効果的に防止できない可能性があります。その結果、当該第三者の製造した類似品、模倣品が市場に出回ることにより当社グループ製品の販売に支障が出る可能性があります。また、当社グループの製品が第三者から第三者の知的財産権を侵害しているとされる場合があり、その結果、これを利用した当社グループ製品の販売が遅れたり、販売できなくなる可能性があります。

当社グループは、製品の重要な部分のいくつかについて第三者から知的財産権のライセンスを受けています。ロイヤリティの上昇は生産コストの増大を招き価格競争力に影響が出るほか、ライセンスを受けられなくなった場合、当該製品の生産ができなくなる可能性があります。

8　製品・サービスの欠陥

当社グループの製品は当社が定めた品質保証規定によって管理されています。しかしながら、製品の全てについて欠陥が無いという保証はありません。製造物責任賠償については保険に加入しておりますが、この保険で損害賠償額を充分にカバーできるという保証はありません。製造物責任を伴う事故の発生があると保険料率の上昇が予想されます。また、製品回収、交換・補修、設計変更など多額のコスト増大、当社グループの社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

また、当社グループが営む小売店舗、音楽教室、レクリエーション施設等における安全・衛生については十分注意を払っておりますが、万一事故が発生した場合、店舗・施設等の一時休業や社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

9　公法規制

当社グループの事業は、全世界の拠点において、それぞれの国における法律の適用を受け様々な規制の対象となっています。例えば、対外的投資、国家安全保障上の輸出入制限、通商規制、独占禁止規制、消費者保護、税制、環境保護他の規制の適用を受けています。また、企業の顧客等の個人情報保護について、安全管理の義務が課せられております。当社グループはコンプライアンスの遵守に尽力していますが、予期せずこれらの規制を遵守できなかった場合、当社グループの企業活動が制限される可能性があり、コストの増加につながる可能性があります。これらの規制は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

10　環境保護規制

事業活動に対する環境保護規制は強化の方向にあり、企業の社会的責任の一つとして自主的な環境活動プログラムの実施が求められています。当社グループは、製品、梱包材、省エネルギー、産業廃棄物処理などについて環境基準を上回る対策の実施に努めておりますが、事故などの発生により制限物質が環境基準を超えることを完全に防止または軽減できる保証はありません。また、工場跡地等で、制限物質により土壌が汚染されている場合には、将来、売却しようとする際、多額の浄化費用が発生する、あるいは売却できない可能性があり

ます。第三者に売却済みの土地から将来制限物質が拡散し、大気、地下水を汚染し、その対策費が発生する可能性があります。

このような事象の発生は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

11　為替レートの変動

当社グループは、全世界において生産、販売等の企業活動を行っておりますが、グループ各社における外貨建取引は為替レートの変動の影響を受けます。外貨建取引については、短期的な為替変動の影響を最小限に止めるため先物為替予約取引などを行っておりますが、為替変動により当初の事業計画を実施できない場合があり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

12　地震等自然災害による影響

地震等の自然災害の発生により、当社グループの生産拠点等が損害を受ける可能性があります。生産拠点の多くは海外に移転しておりますが、特に当社の本社及び国内工場、主要国内子会社が静岡県内に集中しており、予想される東海地震が発生した場合、施設面での損害のほか、操業の中断や遅延、多額の復旧費用などにより、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

13　財政状態等の変動に係る事項

①　投資有価証券の評価

当社グループは、取引先金融機関をはじめとする企業の株式等、時価のあるその他有価証券(当期末の取得原価92億円、貸借対照表計上額207億円)を保有しております。時価のあるその他有価証券は決算日の市場価格等に基づく時価法によって評価を行うため、決算日の株価によって貸借対照表計上額が変動する可能性があります。また、時価が取得価額に比べ著しく下落した場合には減損が発生します。これらは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

②　土地の含み損

土地の再評価に関する法律に基づき再評価を行った土地の当期末における時価と再評価後の帳簿価額との差異は△150億円であり、保有する土地に含み損が発生しております。土地の売却等の場合には、この含み損が実現し、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

③　固定資産の減損会計

当社グループが保有する有形固定資産について減損会計の対象となる可能性があります。その場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

④　退職給付債務及び退職給付費用

当社グループの退職給付債務および費用は、採用する退職給付制度及び割引率や期待運用収益率等の見積りに基づいて算出されております。退職給付制度は変更される場合があり、また見積りは決算期毎の結果と相違することがあります。結果として、退職給付債務及び費用が増加する場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑤　持分法による投資損益

当期における経常利益413億円のうち、持分法による投資利益が91億円を占めております。持分法適用関連会社はヤマハ発動機㈱、㈱コルグの２社であり、これら持分法適用関連会社の業績が悪化した場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

## （４）財政状態及び経営成績の分析

当項目につきましては、記載が可能になり次第「決算発表資料の追加」として開示いたします。

## 4．連結財務諸表等

### （1）連結貸借対照表

（単位：百万円）

| 科目 | 当期 (平成17.3.31) 金額 | 前期 (平成16.3.31) 金額 | 増減 | 科目 | 当期 (平成17.3.31) 金額 | 前期 (平成16.3.31) 金額 | 増減 |
|---|---|---|---|---|---|---|---|
| （資産の部） | | | | （負債の部） | | | |
| Ⅰ 流動資産 | | | | Ⅰ 流動負債 | | | |
| 1. 現金及び預金 | 51,205 | 32,053 | 19,152 | 1. 支払手形及び買掛金 | 37,686 | 39,947 | △2,261 |
| 2. 受取手形及び売掛金 | 73,688 | 81,114 | △7,426 | 2. 短期借入金 | 17,825 | 16,711 | 1,114 |
| 3. 有価証券 | 457 | 1,150 | △693 | 3. 一年以内返済の長期借入金 | 22,259 | 7,388 | 14,871 |
| 4. 棚卸資産 | 78,434 | 72,146 | 6,288 | 4. 未払費用及び未払金 | 45,167 | 45,888 | △721 |
| 5. 繰延税金資産 | 16,495 | 12,291 | 4,204 | 5. 未払法人税等 | 12,603 | 2,492 | 10,111 |
| 6. その他 | 7,412 | 5,337 | 2,075 | 6. 特定取引前受金 | 2,775 | 3,333 | △558 |
| 7. 貸倒引当金 | △2,114 | △2,389 | 275 | 7. 繰延税金負債 | 4 | 94 | △90 |
| 流動資産合計 | 225,581 | 201,704 | 23,877 | 8. ｱﾌﾀｰｻｰﾋﾞｽ費引当金 | 113 | 116 | △3 |
| Ⅱ 固定資産 | | | | 9. 製品保証引当金 | 3,191 | 2,869 | 322 |
| (1)有形固定資産 | | | | 10. 返品調整引当金 | 105 | 79 | 26 |
| 1. 建物及び構築物 | 45,370 | 66,524 | △21,154 | 11. 延払未実現利益 | 75 | 296 | △221 |
| 2. 機械装置及び運搬具 | 21,501 | 20,591 | 910 | 12. その他 | 4,012 | 4,377 | △365 |
| 3. 工具器具備品 | 14,105 | 13,211 | 894 | 流動負債合計 | 145,820 | 123,596 | 22,224 |
| 4. 土地 | 64,050 | 75,362 | △11,312 | Ⅱ 固定負債 | | | |
| 5. 建設仮勘定 | 1,399 | 2,978 | △1,579 | 1. 長期借入金 | 6,514 | 24,772 | △18,258 |
| 有形固定資産合計 | 146,428 | 178,667 | △32,239 | 2. 繰延税金負債 | 200 | 198 | 2 |
| (2)無形固定資産 | | | | 3. 再評価に係る繰延税金負債 | 14,346 | 13,569 | 777 |
| 1. 連結調整勘定 | 148 | 234 | △86 | 4. 退職給付引当金 | 28,269 | 50,012 | △21,743 |
| 2. その他 | 877 | 710 | 167 | 5. 役員退職慰労引当金 | 950 | 939 | 11 |
| 無形固定資産合計 | 1,026 | 944 | 82 | 6. 長期預り金 | 28,917 | 30,799 | △1,882 |
| (3)投資その他の資産 | | | | 7. その他 | 1,522 | 1,600 | △78 |
| 1. 投資有価証券 | 101,015 | 101,017 | △2 | 固定負債合計 | 80,722 | 121,891 | △41,169 |
| 2. 長期貸付金 | 924 | 1,276 | △352 | 負債合計 | 226,542 | 245,488 | △18,946 |
| 3. 賃借不動産保証金敷金 | 5,309 | 5,146 | 163 | （少数株主持分） | | | |
| 4. 繰延税金資産 | 17,425 | 17,379 | 46 | 少数株主持分 | 3,834 | 3,511 | 323 |
| 5. その他 | 9,031 | 3,678 | 5,353 | （資本の部） | | | |
| 6. 貸倒引当金 | △1,165 | △1,083 | △82 | Ⅰ 資本金 | 28,534 | 28,534 | — |
| 投資その他の資産合計 | 132,541 | 127,415 | 5,126 | Ⅱ 資本剰余金 | 40,054 | 40,054 | — |
| 固定資産合計 | 279,996 | 307,026 | △27,030 | Ⅲ 利益剰余金 | 212,340 | 203,485 | 8,855 |
| | | | | Ⅳ 土地再評価差額金 | 22,453 | 15,866 | 6,587 |
| | | | | Ⅴ その他有価証券評価差額金 | 7,364 | 10,979 | △3,615 |
| | | | | Ⅵ 為替換算調整勘定 | △35,267 | △38,937 | 3,670 |
| | | | | Ⅶ 自己株式 | △279 | △252 | △27 |
| | | | | 資本合計 | 275,200 | 259,731 | 15,469 |
| 資産合計 | 505,577 | 508,731 | △3,154 | 負債、少数株主持分及び資本合計 | 505,577 | 508,731 | △3,154 |

（2）連結損益計算書

（単位：百万円）

| 科目 | 当期（平成16.4.1～平成17.3.31） | | 前期（平成15.4.1～平成16.3.31） | | 増減 |
|---|---|---|---|---|---|
| | 金額 | 百分比 | 金額 | 百分比 | |
| | | % | | % | |
| Ⅰ 売上高 | 534,079 | 100.0 | 539,506 | 100.0 | △5,427 |
| Ⅱ 売上原価 | 335,705 | 62.9 | 338,057 | 62.7 | △2,352 |
| 売上総利益 | 198,374 | 37.1 | 201,449 | 37.3 | △3,075 |
| 延払未実現利益 | 221 | | 244 | | △23 |
| 合計売上総利益 | 198,595 | 37.2 | 201,693 | 37.4 | △3,098 |
| Ⅲ 販売費及び一般管理費 | 162,899 | 30.5 | 156,637 | 29.0 | 6,262 |
| 営業利益 | 35,695 | 6.7 | 45,056 | 8.4 | △9,361 |
| Ⅳ 営業外収益 | | | | | |
| 1. 受取利息 | 327 | | 281 | | 46 |
| 2. 受取配当金 | 381 | | 257 | | 124 |
| 3. 持分法による投資利益 | 9,110 | | 10,447 | | △1,337 |
| 4. その他 | 2,335 | | 1,853 | | 482 |
| 営業外収益合計 | 12,155 | 2.2 | 12,841 | 2.4 | △686 |
| Ⅴ 営業外費用 | | | | | |
| 1. 支払利息 | 1,020 | | 1,535 | | △515 |
| 2. 売上割引 | 4,327 | | 4,378 | | △51 |
| 3. その他 | 1,199 | | 948 | | 251 |
| 営業外費用合計 | 6,548 | 1.2 | 6,861 | 1.3 | △313 |
| 経常利益 | 41,302 | 7.7 | 51,036 | 9.5 | △9,734 |
| Ⅵ 特別利益 | | | | | |
| 1. 固定資産売却益 | 390 | | 123 | | 267 |
| 2. ｱﾌﾀｰｻｰﾋﾞｽ費引当金戻入額 | 12 | | 11 | | 1 |
| 3. 製品保証引当金戻入額 | 521 | | 331 | | 190 |
| 4. 投資有価証券売却益 | 6,534 | | 5 | | 6,529 |
| 5. 関係会社株式売却益 | ― | | 14 | | △14 |
| 6. 関係会社清算益 | 4 | | 126 | | △122 |
| 7. 厚生年金基金代行返上益 | 19,927 | | ― | | 19,927 |
| 特別利益合計 | 27,391 | 5.1 | 613 | 0.1 | 26,778 |
| Ⅶ 特別損失 | | | | | |
| 1. 固定資産除却損 | 1,520 | | 2,420 | | △900 |
| 2. 減損損失 | 32,703 | | ― | | 32,703 |
| 3. 投資有価証券売却損 | 4 | | ― | | 4 |
| 4. 投資有価証券評価損 | 70 | | 110 | | △40 |
| 5. 関係会社株式評価損 | 70 | | 393 | | △323 |
| 6. 構造改革費用 | 52 | | 6 | | 46 |
| 7. 特別退職金 | 755 | | ― | | 755 |
| 8. 課徴金 | ― | | 339 | | △339 |
| 9. 社会保険料の総報酬制移行に伴う一時費用 | ― | | 922 | | △922 |
| 特別損失合計 | 35,178 | 6.5 | 4,193 | 0.8 | 30,985 |
| 税金等調整前当期純利益 | 33,516 | 6.3 | 47,456 | 8.8 | △13,940 |
| 法人税、住民税及び事業税 | 14,497 | 2.7 | 4,769 | 0.9 | 9,728 |
| 法人税等調整額 | △1,088 | △0.2 | △1,387 | △0.3 | 299 |
| 少数株主利益 | 409 | 0.1 | 532 | 0.1 | △123 |
| 当期純利益 | 19,697 | 3.7 | 43,541 | 8.1 | △23,844 |

### （３）連結剰余金計算書

（単位：百万円）

| 科目 | 当期<br>(平成16. 4. 1～平成17. 3. 31)<br>金額 | | 前期<br>(平成15. 4. 1～平成16. 3. 31)<br>金額 | |
|---|---|---|---|---|
| （資本剰余金の部） | | | | |
| Ⅰ　資本剰余金期首残高 | | 40,054 | | 40,052 |
| Ⅱ　資本剰余金増加高 | | | | |
| 1.　転換社債の転換 | ― | ― | 1 | 1 |
| Ⅲ　資本剰余金期末残高 | | 40,054 | | 40,054 |
| （利益剰余金の部） | | | | |
| Ⅰ　利益剰余金期首残高 | | 203,485 | | 162,344 |
| Ⅱ　利益剰余金増加高 | | | | |
| 1.　当期純利益 | 19,697 | | 43,541 | |
| 2.　連結会社増減に伴う増加高 | ― | | 545 | |
| 3.　持分変動に伴う土地再評価差額金取崩高 | 188 | | 569 | |
| 4.　連結子会社の決算期変更に伴う増加高 | ― | 19,886 | 64 | 44,721 |
| Ⅲ　利益剰余金減少高 | | | | |
| 1.　配当金 | 3,611 | | 2,063 | |
| 2.　役員賞与金 | 121 | | 82 | |
| 3.　連結会社増減に伴う減少高 | 36 | | 116 | |
| 4.　持分変動に伴う減少高 | 371 | | 95 | |
| 5.　土地再評価差額金取崩高 | 6,890 | 11,031 | 1,220 | 3,579 |
| Ⅳ　利益剰余金期末残高 | | 212,340 | | 203,485 |

## （4）連結キャッシュ・フロー計算書

（単位：百万円）

| 科目 | 当期<br>(平成16.4.1～平成17.3.31)<br>金額 | 前期<br>(平成15.4.1～平成16.3.31)<br>金額 |
|---|---|---|
| Ⅰ 営業活動によるキャッシュ・フロー | | |
| 1. 税金等調整前当期純利益 | 33,516 | 47,456 |
| 2. 減価償却費 | 18,958 | 17,522 |
| 3. 減損損失 | 32,703 | － |
| 4. 連結調整勘定償却額 | 80 | 173 |
| 5. 貸倒引当金の増減額 | △233 | △407 |
| 6. 投資有価証券評価損 | 70 | 110 |
| 7. 関係会社株式評価損 | 70 | 393 |
| 8. 退職給付引当金の増減額 | △21,786 | △3,983 |
| 9. 受取利息及び受取配当金 | △708 | △539 |
| 10. 支払利息 | 1,020 | 1,535 |
| 11. 為替差損益 | △180 | 217 |
| 12. 持分法による投資損益 | △9,110 | △10,447 |
| 13. 投資有価証券売却益 | △6,534 | △5 |
| 14. 投資有価証券売却損 | 4 | － |
| 15. 関係会社株式売却益 | － | △14 |
| 16. 関係会社清算益 | △4 | △126 |
| 17. 固定資産売却益 | △390 | △123 |
| 18. 固定資産除却損 | 1,520 | 2,420 |
| 19. 課徴金 | － | 339 |
| 20. 売上債権の増減額 | 8,636 | △698 |
| 21. 棚卸資産の増減額 | △4,654 | 6,346 |
| 22. 仕入債務の増減額 | △2,798 | 1,283 |
| 23. その他 | △6,144 | 2,798 |
| 小計 | 44,033 | 64,248 |
| 24. 利息及び配当金の受取額 | 2,081 | 1,301 |
| 25. 利息の支払額 | △1,024 | △1,582 |
| 26. 課徴金の支払額 | － | △339 |
| 27. 法人税等の支払額 | △5,501 | △5,278 |
| 営業活動によるキャッシュ・フロー | 39,588 | 58,349 |
| Ⅱ 投資活動によるキャッシュ・フロー | | |
| 1. 定期預金の増減額（純額） | 9 | 697 |
| 2. 有形固定資産の取得による支出 | △21,450 | △18,721 |
| 3. 有形固定資産の売却による収入 | 2,527 | 552 |
| 4. 投資有価証券の取得による支出 | △113 | △266 |
| 5. 投資有価証券の売却・償還による収入 | 9,416 | 371 |
| 6. 出資金の払込による支出 | △2,835 | △2,156 |
| 7. 貸付けによる支出 | △793 | △77 |
| 8. 貸付金の回収による収入 | 379 | 825 |
| 9. その他 | △35 | 0 |
| 投資活動によるキャッシュ・フロー | △12,896 | △18,775 |
| Ⅲ 財務活動によるキャッシュ・フロー | | |
| 1. 短期借入金の増減額（純額） | 902 | △11,179 |
| 2. 長期借入れによる収入 | 5,373 | 2,651 |
| 3. 長期借入金の返済による支出 | △8,851 | △8,778 |
| 4. 転換社債の償還による支出 | － | △24,314 |
| 5. 会員預託金の預りによる収入 | 7 | － |
| 6. 会員預託金の返還による支出 | △1,889 | △6,049 |
| 7. 自己株式の取得による支出 | △28 | △23 |
| 8. 配当金の支払額 | △3,611 | △2,063 |
| 9. 少数株主への配当金の支払額 | △211 | △384 |
| 財務活動によるキャッシュ・フロー | △8,306 | △50,141 |
| Ⅳ 現金及び現金同等物に係る換算差額 | 1,099 | △1,599 |
| Ⅴ 現金及び現金同等物の増減額 | 19,485 | △12,167 |
| Ⅵ 現金及び現金同等物の期首残高 | 31,245 | 42,976 |
| Ⅶ 新規連結子会社の現金及び現金同等物の期首残高 | － | 1,150 |
| Ⅷ 除外連結子会社の現金及び現金同等物の期首残高 | △337 | △127 |
| Ⅸ 連結子会社の決算期変更に伴う現金及び現金同等物の増減額 | － | △587 |
| Ⅹ 現金及び現金同等物の期末残高 | 50,393 | 31,245 |

## （5）連結財務諸表作成のための基本となる重要な事項

### 1．連結の範囲

連結子会社　86社

当連結会計年度より、新たに海外子会社1社を連結の範囲に含めております。また、国内子会社3社と海外子会社1社の計4社を連結の範囲から除外しております。

主要な連結子会社の名称は「1．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。

### 2．持分法の適用

持分法を適用した関連会社数2社

主要な関連会社名

ヤマハ発動機㈱

持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称

ヤマハライフサービス㈱

ヤマハ・オーリンメタル㈱

持分法を適用しない理由

持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

持分法の適用の手続について特に記載する必要があると認められる事項

持分法適用会社のうち、決算日が異なる会社については、当該会社の事業年度に係る財務諸表を使用しており、連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

なお、持分法適用会社であるヤマハ発動機株式会社は決算期の変更により、平成16年4月1日から平成16年12月31日までの変則9ヶ月決算となっております。

### 3．連結子会社の事業年度等

連結子会社の決算日は、以下の6社を除いてすべて、当社と同一であります。

| | |
|---|---|
| Yamaha de Mexico, S. A. de C. V. | 天津雅馬哈電子楽器有限公司 |
| 広州雅馬哈・珠江鋼琴有限責任公司 | 蕭山雅馬哈楽器有限公司 |
| 雅馬哈楽器音響（中国）投資有限公司 | 雅馬哈電子（蘇州）有限公司 |

上記6社の決算日は12月31日であり、連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

### 4．会計処理基準

#### 1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっております。但し、一部の連結子会社は定額法によっております。尚、主な耐用年数は次の通りであります。

建物　31～50年（附属設備は主に15年）　機械及び装置　4～11年
構築物　10～30年　工具器具備品　5～6年（金型は主に2年）

（会計処理の変更）

レクリェーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリェーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリェーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

この変更により当連結会計年度の減価償却費は1,274百万円増加し、経常利益、税金等調整前当期純利益はそれぞれ1,274百万円減少しております。なお、セグメント情報に与える影響については、当該箇所に記載しております。

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

ハ．退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

（追加情報）

当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月1日付で厚生労働大臣から過去分返上の認可を受け、平成17年3月29日に国に返還額（最低責任準備金）の納付を行っております。

当連結会計年度における損益に与えている影響額は、特別利益として19,927百万円計上しております。

ニ．役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ．ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他連結財務諸表作成の為の重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．連結子会社の資産及び負債の評価に関する事項

全面時価評価法によっております。

6．連結調整勘定の償却に関する事項

5年間の均等償却によっております。

7．利益処分項目等の取扱いに関する事項

連結事業年度中に確定した金額に基づいて作成しております。

8．連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。

（6）会計処理の変更

1．固定資産の減損に係る会計基準

当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。

この変更に伴い、減損損失32,703百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税金等調整前当期純利益が31,464百万円減少しております。

また、減損損失累計額については、改正後の連結財務諸表規則に基づき当該各資産の金額から直接控除しております。なお、セグメント情報に与える影響については、当該箇所に記載しております。

（7）表示方法の変更

1．連結損益計算書

1）前連結会計年度まで、適当と認められる費目に分類し、当該費用を示す名称を付した科目をもって掲記しておりました販売費及び一般管理費については、当連結会計年度より、販売費及び一般管理費の科目に一括掲記し、その主要な費目及びその金額を注記しております。

2）前連結会計年度まで、一括表示しておりました諸引当金戻入額は、当連結会計年度よりその適当と認められる費目に分類し、区分掲記しております。

## （8）その他の注記事項

### （連結貸借対照表関係）

| | 当　期<br>（平成 17. 3. 31） | 前　期<br>（平成 16. 3. 31） |
|---|---|---|
| 1．有形固定資産減価償却累計額 | 234,910 百万円 | 227,779 百万円 |
| 2．担保提供資産 | | |
| 有価証券のうち | 250 百万円 | 1,100 百万円 |
| 有形固定資産のうち | 378 百万円 | 2,577 百万円 |
| 投資有価証券のうち | 1,514 百万円 | 929 百万円 |
| 計 | 2,143 百万円 | 4,607 百万円 |
| 3．非連結子会社及び関連会社に対する投資 | | |
| 投資有価証券 | 70,740 百万円 | 62,522 百万円 |
| 投資その他の資産のその他（出資金） | 4,831 百万円 | 2,092 百万円 |
| 4．保証債務 | 478 百万円 | 314 百万円 |
| 5．輸出受取手形割引高 | 1,400 百万円 | 1,138 百万円 |

6．土地の再評価

土地の再評価に関する法律（平成 10 年３月 31 日公布法律第 34 号）に基づき、当社、連結子会社２社及び持分法適用会社１社が事業用土地の再評価を行っております。

1）再評価実施日　　連結子会社１社及び持分法適用会社１社
　平成 12 年３月 31 日
当社及び連結子会社１社
　平成 14 年３月 31 日

2）再評価の方法

当社及び連結子会社２社は、土地の再評価に関する法律施行令（平成 10 年３月 31 日公布政令第 119 号）第２条第３号に定める「地方税法第 341 条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社１社は、同法律施行令第２条第４号に定める「地方税法第 16 条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。

3）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額

| | 当　期 | 前　期 |
|---|---|---|
| | △15,042 百万円 | △13,834 百万円 |

| | 当　期 | 前　期 |
|---|---|---|
| 7．繰延ヘッジ損益の内訳 | | |
| 繰延ヘッジ利益 | 24 百万円 | 811 百万円 |
| 繰延ヘッジ損失 | 496 百万円 | 5 百万円 |
| 繰延ヘッジ損益（純額） | △472 百万円 | 805 百万円 |

(連結損益計算書関係)

| | 当期<br>(平成16. 4. 1～平成17. 3. 31) | 前期<br>(平成15. 4. 1～平成16. 3. 31) |
|---|---|---|
| 1. 販売費及び一般管理費のうち主要な費目及び金額 | | |
| 販売手数料 | 2,491 百万円 | 2,470 百万円 |
| 運送費 | 14,485 百万円 | 13,266 百万円 |
| 広告費及び販売促進費 | 25,802 百万円 | 22,424 百万円 |
| 貸倒引当金繰入額 | 82 百万円 | 229 百万円 |
| アフターサービス費引当金繰入額 | 39 百万円 | 28 百万円 |
| 製品保証引当金繰入額 | 1,915 百万円 | 1,485 百万円 |
| 退職給付引当金繰入額 | 6,279 百万円 | 7,837 百万円 |
| 役員退職慰労引当金繰入額 | 126 百万円 | 145 百万円 |
| 人件費 | 63,767 百万円 | 63,352 百万円 |
| 地代家賃 | 3,635 百万円 | 3,430 百万円 |
| 減価償却費 | 5,180 百万円 | 4,762 百万円 |
| その他 | 39,093 百万円 | 37,201 百万円 |
| 2. 一般管理費及び当期製造費用に含まれる研究開発費 | 22,953 百万円 | 22,503 百万円 |

3. 固定資産売却益

当期の主なものは、土地の売却によるものであります。

4. 固定資産除却損

当期の主なものは、機械及び装置の除却によるものであります。

5. 減損損失

(減損損失を認識した資産グループの概要)

(単位：百万円)

| 用途 | 場所 | 減損損失 | |
|---|---|---|---|
| | | 種類 | 金額 |
| レクリエーション事業資産 | レクリエーション施設「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の4施設<br>北海道余市郡赤井川村他 | 建物及び構築物 | 22,321 |
| | | 土地 | 9,666 |
| | | 計 | 31,988 |
| 遊休資産等 | 静岡県浜松市他 | 建物及び構築物 | 71 |
| | | 機械装置及び運搬具 | 85 |
| | | 工具器具備品 | 26 |
| | | 土地 | 532 |
| | | 計 | 715 |
| 合計 | | 建物及び構築物 | 22,392 |
| | | 機械装置及び運搬具 | 85 |
| | | 工具器具備品 | 26 |
| | | 土地 | 10,199 |
| | | 計 | 32,703 |

(資産のグルーピングの方法)

当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

(減損損失の認識に至った経緯)

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休資産等は、継続的に地価が下落している資産及び処分を予定している資産について減損損失を認識しました。

(回収可能価額の算定方法)

レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを 9.4%で割り引いて算定しております。遊休資産等の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額及び売却可能価額を使用しております。

**(連結キャッシュ・フロー計算書関係)**

| | 当　期<br>(平成16. 4. 1～平成17. 3. 31) | 前　期<br>(平成15. 4. 1～平成16. 3. 31) |
|---|---|---|
| **1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係** | | |
| 現金及び預金勘定 | 51,205 百万円 | 32,053 百万円 |
| 預入期間が３ヶ月を超える定期預金 | △812 百万円 | △808 百万円 |
| 現金及び現金同等物 | 50,393 百万円 | 31,245 百万円 |

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

| | 当期（平成16.4.1～平成17.3.31） | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 楽器 | AV・IT | リビング | 電子機器<br>電子金属 | レクリエーション | その他 | 計 | 消去<br>又は全社 | 連結 |
| Ⅰ 売上高及び営業損益<br>売上高<br>(1) 外部顧客に対する売上高 | 302,617 | 77,720 | 42,844 | 69,048 | 18,290 | 23,557 | 534,079 | | 534,079 |
| (2) セグメント間の内部売上高又は振替高 | | | | 2,143 | | | 2,143 | △2,143 | |
| 計 | 302,617 | 77,720 | 42,844 | 71,192 | 18,290 | 23,557 | 536,222 | △2,143 | 534,079 |
| 営業費用 | 288,434 | 74,069 | 42,869 | 51,221 | 20,543 | 23,388 | 500,527 | △2,143 | 498,383 |
| 営業利益 | 14,183 | 3,651 | △24 | 19,970 | △2,253 | 168 | 35,695 | | 35,695 |
| Ⅱ 資産、減価償却費、減損損失及び資本的支出<br>資産 | 279,126 | 41,855 | 16,382 | 46,380 | 17,582 | 104,250 | 505,577 | | 505,577 |
| 減価償却費 | 7,819 | 1,492 | 1,518 | 4,183 | 2,621 | 1,322 | 18,958 | | 18,958 |
| 減損損失 | 379 | 46 | 155 | 60 | 31,988 | 72 | 32,703 | | 32,703 |
| 資本的支出 | 11,311 | 1,111 | 1,195 | 4,955 | 2,323 | 1,804 | 22,702 | | 22,702 |

（注）1. 事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2. 各事業区分の主要製品

「１． 企業集団の状況」に記載しております。

3. 会計処理の変更

レクリエーション事業の営業費用（減価償却費）は、当期から減損会計を適用したことに伴い1,238百万円減少し、有形固定資産の減価償却方法を定額法から定率法に変更したことに伴い1,274百万円増加しております。これらの変更により、営業利益は35百万円減少しております。

（単位：百万円）

| | 前期（平成15.4.1～平成16.3.31） | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 楽器 | AV・IT | リビング | 電子機器<br>電子金属 | レクリエーション | その他 | 計 | 消去<br>又は全社 | 連結 |
| Ⅰ 売上高及び営業損益<br>売上高<br>(1) 外部顧客に対する売上高 | 293,430 | 78,257 | 44,765 | 76,892 | 20,100 | 26,061 | 539,506 | | 539,506 |
| (2) セグメント間の内部売上高又は振替高 | | | | 2,131 | | | 2,131 | △2,131 | |
| 計 | 293,430 | 78,257 | 44,765 | 79,023 | 20,100 | 26,061 | 541,638 | △2,131 | 539,506 |
| 営業費用 | 282,950 | 73,839 | 43,303 | 49,005 | 21,211 | 26,272 | 496,581 | △2,131 | 494,450 |
| 営業利益 | 10,480 | 4,418 | 1,462 | 30,018 | △1,110 | △211 | 45,056 | | 45,056 |
| Ⅱ 資産、減価償却費及び資本的支出<br>資産 | 247,863 | 42,075 | 19,011 | 51,978 | 53,843 | 93,958 | 508,731 | | 508,731 |
| 減価償却費 | 7,447 | 1,694 | 969 | 3,388 | 2,853 | 1,167 | 17,522 | | 17,522 |
| 資本的支出 | 10,099 | 1,827 | 1,678 | 4,358 | 774 | 2,420 | 21,160 | | 21,160 |

2．所在地別セグメント情報

（単位：百万円）

| | 当期（平成16．4．1～平成17．3．31） | | | | | | |
|---|---|---|---|---|---|---|---|
| | 日本 | 北米 | 欧州 | アジア・オセアニア・その他の地域 | 計 | 消去又は全社 | 連結 |
| Ⅰ．売上高及び営業損益<br>売上高<br>(1) 外部顧客に対する売上高 | 327,895 | 85,465 | 83,289 | 37,429 | 534,079 | | 534,079 |
| (2) セグメント間の内部売上高又は振替高 | 139,933 | 1,428 | 526 | 59,410 | 201,299 | △201,299 | |
| 計 | 467,828 | 86,894 | 83,815 | 96,840 | 735,379 | △201,299 | 534,079 |
| 営業費用 | 442,131 | 82,692 | 79,913 | 93,061 | 697,799 | △199,415 | 498,383 |
| 営業利益 | 25,697 | 4,202 | 3,901 | 3,779 | 37,580 | △1,884 | 35,695 |
| Ⅱ．資産 | 401,298 | 36,354 | 35,395 | 50,752 | 523,800 | △18,222 | 505,577 |

（注）1．国又は地域の区分は、地理的近接度によっております。

2．各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

| | 前期（平成15．4．1～平成16．3．31） | | | | | | |
|---|---|---|---|---|---|---|---|
| | 日本 | 北米 | 欧州 | アジア・オセアニア・その他の地域 | 計 | 消去又は全社 | 連結 |
| Ⅰ．売上高及び営業損益<br>売上高<br>(1) 外部顧客に対する売上高 | 336,008 | 85,483 | 81,685 | 36,329 | 539,506 | | 539,506 |
| (2) セグメント間の内部売上高又は振替高 | 137,091 | 1,439 | 514 | 58,995 | 198,041 | △198,041 | |
| 計 | 473,100 | 86,922 | 82,199 | 95,325 | 737,548 | △198,041 | 539,506 |
| 営業費用 | 441,685 | 82,240 | 77,645 | 92,103 | 693,674 | △199,224 | 494,450 |
| 営業利益 | 31,415 | 4,682 | 4,554 | 3,221 | 43,873 | 1,183 | 45,056 |
| Ⅱ．資産 | 413,059 | 31,380 | 33,089 | 47,949 | 525,479 | △16,747 | 508,731 |

3．海外売上高

（単位：百万円）

| | 当期（平成16．4．1～平成17．3．31） | | | |
|---|---|---|---|---|
| | 北米 | 欧州 | アジア・オセアニア・その他の地域 | 計 |
| Ⅰ 海外売上高 | 86,717 | 84,483 | 49,971 | 221,173 |
| Ⅱ 連結売上高 | | | | 534,079 |
| Ⅲ 連結売上高に占める海外売上高の割合 | 16.2% | 15.8% | 9.4% | 41.4% |

（注）国又は地域の区分及び各区分に属する主な国又は地域は、所在地別セグメント情報と同様であります。

（単位：百万円）

| | 前期（平成15．4．1～平成16．3．31） | | | |
|---|---|---|---|---|
| | 北米 | 欧州 | アジア・オセアニア・その他の地域 | 計 |
| Ⅰ 海外売上高 | 86,671 | 83,473 | 48,552 | 218,697 |
| Ⅱ 連結売上高 | | | | 539,506 |
| Ⅲ 連結売上高に占める海外売上高の割合 | 16.1% | 15.5% | 9.0% | 40.5% |

（リース取引関係）

［借手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（単位：百万円）

| | 当期（平成16．4．1～平成17．3．31） | | | 前期（平成15．4．1～平成16．3．31） | | |
|---|---|---|---|---|---|---|
| | 工具器具備品 | その他 | 合計 | 工具器具備品 | その他 | 合計 |
| 取得価額相当額 | 2,430 | 610 | 3,041 | 2,593 | 606 | 3,200 |
| 減価償却累計額相当額 | 1,243 | 289 | 1,532 | 1,413 | 219 | 1,633 |
| 期末残高相当額 | 1,187 | 321 | 1,508 | 1,179 | 387 | 1,567 |

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料期末残高相当額

（単位：百万円）

| | 当期（平成16．4．1～平成17．3．31） | 前期（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1年以内 | 653 | 702 |
| 1年超 | 855 | 864 |
| 合計 | 1,508 | 1,567 |

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

| | 当期（平成16．4．1～平成17．3．31） | 前期（平成15．4．1～平成16．3．31） |
|---|---|---|
| 支払リース料 | 795 | 853 |
| 減価償却費相当額 | 795 | 853 |

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

| | 当期（平成16．4．1～平成17．3．31） | 前期（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1年以内 | 422 | 424 |
| 1年超 | 1,060 | 896 |
| 合計 | 1,483 | 1,321 |

［貸手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額、減価償却累計額及び期末残高

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| | 工具器具備品 | 工具器具備品 |
| 取得価額 | 6,242 | 5,752 |
| 減価償却累計額 | 4,231 | 4,135 |
| 期末残高 | 2,011 | 1,616 |

2）未経過リース料期末残高相当額

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1年以内 | 1,180 | 872 |
| 1年超 | 2,266 | 1,615 |
| 合計 | 3,447 | 2,487 |

尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。

3）受取リース料及び減価償却費

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 受取リース料 | 1,197 | 1,082 |
| 減価償却費 | 663 | 638 |

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1年以内 | 327 | 36 |
| 1年超 | 707 | 56 |
| 合計 | 1,034 | 92 |

（有価証券関係）

1．満期保有目的の債券で時価のあるもの

（単位：百万円）

| 区分 | 当期（平成17.3.31） | | | 前期（平成16.3.31） | | |
|---|---|---|---|---|---|---|
| | 連結貸借対照表計上額 | 時価 | 差額 | 連結貸借対照表計上額 | 時価 | 差額 |
| 時価が連結貸借対照表計上額を超えるもの | | | | | | |
| 1. 国債・地方債等 | 459 | 462 | 2 | 260 | 262 | 2 |
| 2. 社債 | 639 | 643 | 3 | 390 | 392 | 2 |
| 3. その他 | 1,549 | 1,566 | 16 | 1,950 | 1,968 | 17 |
| 小計 | 2,649 | 2,672 | 22 | 2,600 | 2,623 | 23 |
| 時価が連結貸借対照表計上額を超えないもの | | | | | | |
| 1. 国債・地方債等 | — | — | — | — | — | — |
| 2. 社債 | — | — | — | 100 | 100 | △0 |
| 3. その他 | 199 | 199 | △0 | 299 | 296 | △3 |
| 小計 | 199 | 199 | △0 | 399 | 396 | △3 |
| 合計 | 2,849 | 2,871 | 22 | 3,000 | 3,020 | 20 |

2．その他有価証券で時価のあるもの

（単位：百万円）

| 区分 | 当期（平成17.3.31） | | | 前期（平成16.3.31） | | |
|---|---|---|---|---|---|---|
| | 取得原価 | 連結貸借対照表計上額 | 差額 | 取得原価 | 連結貸借対照表計上額 | 差額 |
| 連結貸借対照表計上額が取得原価を超えるもの | | | | | | |
| 1. 株式 | 9,184 | 20,671 | 11,486 | 11,927 | 29,533 | 17,606 |
| 2. 債券 | - | - | - | — | — | — |
| (1) 国債・地方債等 | - | - | - | — | — | — |
| (2) 社債 | - | - | - | — | — | — |
| (3) その他 | - | - | - | — | — | — |
| 3. その他 | 52 | 54 | 2 | 51 | 51 | 0 |
| 小計 | 9,236 | 20,725 | 11,488 | 11,978 | 29,584 | 17,606 |
| 連結貸借対照表計上額が取得原価を超えないもの | | | | | | |
| 1. 株式 | 0 | 0 | △0 | 10 | 9 | △0 |
| 2. 債券 | - | - | - | — | — | — |
| (1) 国債・地方債等 | - | - | - | — | — | — |
| (2) 社債 | - | - | - | — | — | — |
| (3) その他 | - | - | - | — | — | — |
| 3. その他 | - | - | - | — | — | — |
| 小計 | 0 | 0 | △0 | 10 | 9 | △0 |
| 合計 | 9,237 | 20,725 | 11,488 | 11,988 | 29,594 | 17,605 |

3．当連結会計年度中に売却したその他有価証券

（単位：百万円）

| 区分 | 当　期<br>（平成16.4.1～平成17.3.31） | 前　期<br>（平成15.4.1～平成16.3.31） |
|---|---|---|
| 売却額 | 9,402 | 6 |
| 売却益の合計 | 6,534 | 5 |
| 売却損の合計 | 4 | － |

4．時価のない主な有価証券の内容及び連結貸借対照表計上額

（単位：百万円）

| 区分 | 当　期<br>（平成17.3.31） | 前　期<br>（平成16.3.31） |
|---|---|---|
| その他有価証券<br>非上場株式（店頭売買株式を除く） | 6,990 | 7,050 |

5．その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還の予定額

（単位：百万円）

| 区分 | 当　期（平成17.3.31） | | | | 前　期（平成16.3.31） | | | |
|---|---|---|---|---|---|---|---|---|
| | 1年以内 | 1年超<br>5年以内 | 5年超<br>10年以内 | 10年超 | 1年以内 | 1年超<br>5年以内 | 5年超<br>10年以内 | 10年超 |
| 1．債券 | | | | | | | | |
| (1) 国債・地方債等 | 59 | 399 | - | - | － | 260 | － | － |
| (2) 社債 | 200 | 439 | - | - | 150 | 340 | － | － |
| (3) その他 | 150 | 1,599 | - | - | 1,000 | 1,249 | － | － |
| 2．その他 | - | - | - | - | － | － | － | － |
| 合計 | 410 | 2,439 | - | - | 1,150 | 1,850 | － | － |

(注)1.　「子会社及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2.　当連結会計年度において、その他有価証券で時価のある株式についての減損はありませんでした。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

1．取引の状況に関する事項

1）取引の内容及び利用目的等

当社グループは、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引（包括予約）及び、通貨オプション取引（外貨プット円コールオプション買建）を行っております。尚、デリバティブ取引を利用してヘッジ会計を行っております。

(1) ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

(2) ヘッジ手段とヘッジ対象

ヘッジ手段

先物為替予約、外貨プット円コールオプション買建

ヘッジ対象

外貨建金銭債権債務及び外貨建の予定取引

(3) ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

(4) ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

2）取引に対する取組方針

通貨関連におけるデリバティブ取引については、実需の範囲内で行うこととし、投機目的の為のデリバティブ取引は行わない方針であります。

3）取引に係るリスクの内容

通貨関連における先物為替予約取引には、為替相場の変動によるリスクを有しております。

通貨オプション取引は「外貨プット円コールオプション買建」に限定しておりオプション料の負担の他には為替相場変動によるリスクはありません。

4）取引に係るリスク管理体制

通貨関連デリバティブ取引に当たっては、上記2）の取組方針に基づき、事前に当社・子会社間で協議の上、各社で社内管理規程を設定し、規程に基づいた取引の実行及び管理を行っております。

取引は各社の経理・財務部門が集中して行うものとし、社内管理規程で経理・財務部門の役割・トップマネジメントへの報告と関連部門への連絡・取引限度額等を規定しております。

取引の報告については、取引の実施ごと及び月次定例報告等によって、デリバティブ取引の残高状況・為替動向他の定量的情報をトップマネジメントに対して行っております。

2．取引の時価等に関する事項

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為、記載しておりません。

（退職給付関係）

１．採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、企業年金基金制度（当社及び国内連結子会社３社）、適格退職年金制度（当社及び国内連結子会社10社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

また、当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受け、平成17年３月29日に国に返還額（最低責任準備金）の納付を行っております。

２．退職給付債務に関する事項

当項目につきましては、記載が可能になり次第「決算発表資料の追加」として開示いたします。

３．退職給付費用に関する事項

（単位：百万円）

| | 当期<br>(平成16.4.1～平成17.3.31) | 前期<br>(平成15.4.1～平成16.3.31) |
|---|---|---|
| (1) 勤務費用 | 5,808 | 7,022 |
| (2) 利息費用 | 3,774 | 4,774 |
| (3) 期待運用収益 | △4,152 | △3,645 |
| (4) 過去勤務債務の費用処理額 | △99 | △63 |
| (5) 数理計算上の差異の費用処理額 | 5,423 | 5,229 |
| (6) 会計基準変更時差異の費用処理額 | － | － |
| (7) 臨時に支払った割増退職金 | 2,307 | 1,643 |
| (8) 退職給付費用 (1)+(2)+(3)+(4)+(5)+(6)+(7) | 13,062 | 14,961 |
| (9) 厚生年金基金の代行返上益 | 19,927 | － |
| 計 | △6,864 | 14,961 |

４．退職給付債務等の計算の基礎に関する事項

| | 当期<br>(平成17.3.31) | 前期<br>(平成16.3.31) |
|---|---|---|
| (1) 割引率 | 2.0% | 2.0% |
| (2) 期待運用収益率 | 4.0% | 4.0% |
| (3) 退職給付見込額の期間配分方法 | 期間定額基準 | 期間定額基準 |
| (4) 過去勤務債務の処理年数 | 10年（定額法） | 10年（定額法） |
| (5) 数理計算上の差異の処理年数 | 10年（定額法） | 10年（定額法） |
| (6) 会計基準変更時差異の処理年数 | 一括費用処理 | 一括費用処理 |

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

| | （単位：百万円） |
|---|---|
| （繰延税金資産） | |
| 棚卸資産評価減 | 1,827 |
| 未実現利益 | 3,303 |
| 貸倒引当金 | 976 |
| 減価償却超過額 | 12,328 |
| 固定資産減損額 | 17,646 |
| 投資有価証券等評価減 | 2,038 |
| 未払賞与 | 4,117 |
| 製品保証引当金 | 992 |
| 退職給付引当金 | 9,550 |
| 繰越欠損金 | 3,778 |
| その他 | 10,076 |
| 繰延税金資産小計 | 66,635 |
| 評価性引当額 | △25,688 |
| 繰延税金資産合計 | 40,946 |
| （繰延税金負債） | |
| 圧縮記帳積立金 | △1,507 |
| 買換資産取得特別勘定積立金 | △369 |
| 特別償却準備金 | △283 |
| その他有価証券評価差額金 | △4,541 |
| その他 | △529 |
| 繰延税金負債合計 | △7,230 |
| 繰延税金資産の純額 | 33,716 |

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳

法定実効税率と税効果会計適用後の法人税等の負担率との間の差異が法定実効税率の百分の五以下であるため注記を省略しております。

（1株当たり情報）

| | 当　期<br>（平成16．4．1～平成17．3．31） | 前　期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1株当たり純資産額 | 1,334.51円 | 1,259.28円 |
| 1株当たり当期純利益 | 95.06円 | 210.63円 |
| 潜在株式調整後1株当たり当期純利益 | 93.88円 | 196.01円 |

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

| | 当　期<br>（平成16．4．1～平成17．3．31） | 前　期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1株当たり当期純利益金額 | | |
| 当期純利益 | 19,697百万円 | 43,541百万円 |
| 普通株主に帰属しない金額 | 100百万円 | 121百万円 |
| うち利益処分による役員賞与金 | 100百万円 | 121百万円 |
| 普通株式に係る当期純利益 | 19,597百万円 | 43,419百万円 |
| 期中平均株式数 | 206,151千株 | 206,146千株 |
| 潜在株式調整後1株当たり当期純利益金額 | | |
| 当期純利益調整額 | △243百万円 | △846百万円 |
| うち社債利息（税額相当額控除後） | －百万円 | 273百万円 |
| うち持分法による投資利益 | △243百万円 | △1,120百万円 |
| 普通株式増加数 | －千株 | 11,052千株 |
| うち転換社債 | －千株 | 11,052千株 |
| 希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要 | － | － |

(関連当事者との取引)

1．役員及び個人主要株主等

(単位：百万円)

| 属性 | 氏名 | 事業の内容又は職業 | 議決権等の所有（被所有）割合 | 取引の内容 | 取引金額 | 科目 | 期末残高 |
|---|---|---|---|---|---|---|---|
| 役員 | 伊藤修二 | 当社代表取締役社長<br>(財)ヤマハ音楽振興会理事長 | 被所有<br>直接0.0% | (財)ヤマハ音楽振興会との営業取引 | | | |
| | | | | 製品の売上 | 194 | 受取手形及び売掛金 | 4 |
| | | | | 月謝収入 | 3 | | |
| | | | | 調律修理収入 | 12 | | |
| | | | | 家賃収入 | 228 | | |
| | | | | 講師費用 | 25,142 | 支払手形及び買掛金 | 2,143 |
| | | | | 地代家賃 | 20 | | |
| 役員 | 黒江常夫 | 当社取締役<br>ヤマハ共済会理事長 | 被所有<br>直接0.0% | ヤマハ共済会への会費拠出 | 62 | | |
| | | 同<br>ヤマハ健康保険組合理事長 | 被所有<br>直接0.0% | ヤマハ健康保険組合からの家賃収入 | 6 | | |
| | | | | ヤマハ健康保険組合への保険料支払 | 2,239 | 未払費用及び未払金 | 122 |
| | | 同<br>ヤマハ企業年金基金理事長 | 被所有<br>直接0.0% | ヤマハ企業年金基金への年金掛金支払 | 9,202 | | |

(注) 1. 上記の取引は、いわゆる第三者のための取引であります。

2. ヤマハ企業年金基金への年金掛金支払には、平成16年4月1日から11月30日までのヤマハ厚生年金基金への支払を含みます。

(生産実績)

(単位：百万円)

| 事業の種類別セグメントの名称 | 当期（平成16.4.1～平成17.3.31） | | 前期（平成15.4.1～平成16.3.31） | |
|---|---|---|---|---|
| | 金額 | 前年同期比 | 金額 | 前年同期比 |
| 楽器 | 198,232 | 110.5% | 179,432 | 103.1% |
| ＡＶ・ＩＴ | 68,616 | 104.2% | 65,863 | 95.9% |
| リビング | 38,757 | 93.6% | 41,418 | 94.1% |
| 電子機器・電子金属 | 71,016 | 88.4% | 80,299 | 128.3% |
| その他 | 21,721 | 92.0% | 23,620 | 117.4% |
| 合計 | 398,343 | 102.0% | 390,635 | 105.8% |

(注) 1. 金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。

2. 上記の金額には、消費税等は含まれておりません。



# 平成 17年 3月期　個別財務諸表の概要

平成 17年 4月 28日

上 場 会 社 名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
（URL　http://www.yamaha.co.jp/ir/report/）　　静岡県
代 表 者　役職名　代表取締役社長　氏名　伊藤　修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田　史生　　TEL (053) 460 - 2141
決算取締役会開催日　平成 17年 4月 28日　　中間配当制度の有無　有
配当支払開始予定日　平成 17年 6月 27日　　定時株主総会開催日　平成 17年 6月 24日
単元株制度採用の有無　有　（１単元　100株）

１．17年 3月期の業績（平成 16年 4月 1日 ～ 平成 17年 3月 31日）

(1)経営成績　（百万円未満切捨表示）

| | 売上高 | | 営業利益 | | 経常利益 | |
|---|---|---|---|---|---|---|
| | 百万円 | % | 百万円 | % | 百万円 | % |
| 17年 3月期 | 341,546 | △ 1.1 | 22,638 | △ 16.0 | 25,145 | △ 10.6 |
| 16年 3月期 | 345,354 | 3.4 | 26,954 | 23.1 | 28,118 | 26.6 |

| | 当期純利益 | | １株当たり当期純利益 | 潜在株式調整後１株当たり当期純利益 | 株主資本当期純利益率 | 総資本経常利益率 | 売上高経常利益率 |
|---|---|---|---|---|---|---|---|
| | 百万円 | % | 円 銭 | 円 銭 | % | % | % |
| 17年 3月期 | 264 | △ 99.0 | 0.80 | － | 0.2 | 7.7 | 7.4 |
| 16年 3月期 | 25,579 | 231.9 | 123.38 | 118.36 | 15.7 | 8.2 | 8.1 |

(注)①期中平均株式数　17年 3月期　206,339,798 株　　16年 3月期　206,352,788 株
②会計処理の方法の変更　有
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

| | １株当たり年間配当金 | | | 配当金総額（年間） | 配当性向 | 株主資本配当率 |
|---|---|---|---|---|---|---|
| | | 中間 | 期末 | | | |
| | 円 銭 | 円 銭 | 円 銭 | 百万円 | % | % |
| 17年 3月期 | 20.00 | 7.50 | 12.50 | 4,126 | 2,500.0 | 2.4 |
| 16年 3月期 | 15.00 | 5.00 | 10.00 | 3,095 | 12.2 | 1.7 |

(3)財政状態

| | 総資産 | 株主資本 | 株主資本比率 | １株当たり株主資本 |
|---|---|---|---|---|
| | 百万円 | 百万円 | % | 円 銭 |
| 17年 3月期 | 318,071 | 172,791 | 54.3 | 836.97 |
| 16年 3月期 | 337,029 | 179,982 | 53.4 | 871.65 |

(注) ①期末発行済株式数　17年 3月期　206,330,276 株　　16年 3月期　206,347,606 株
②期末自己株式数　17年 3月期　194,350 株　　16年 3月期　177,020 株

２．18年 3月期の業績予想（ 平成 17年 4月 1日 ～ 平成 18年 3月 31日 ）

| | 売上高 | 経常利益 | 当期純利益 | １株当たり年間配当金 | | |
|---|---|---|---|---|---|---|
| | | | | 中間 | 期末 | |
| | 百万円 | 百万円 | 百万円 | 円 銭 | 円 銭 | 円 銭 |
| 中間期 | 169,000 | 13,000 | 8,000 | 10.00 | － | － |
| 通 期 | 334,000 | 21,000 | 12,000 | － | 10.00 | 20.00 |

（参考）１株当たり予想当期純利益（通期）　58円16銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料１０ページ～１１ページをご参照下さい。

## ５．財務諸表等

### （１）貸借対照表

（単位：百万円）

| 科目 | 当期 (平成17.3.31) 金額 | 前期 (平成16.3.31) 金額 | 増減 |
|---|---|---|---|
| （資産の部） | | | |
| Ⅰ 流動資産 | | | |
| 1. 現金及び預金 | 24,839 | 4,630 | 20,209 |
| 2. 受取手形 | 5,645 | 7,857 | △2,212 |
| 3. 売掛金 | 33,314 | 39,926 | △6,612 |
| 4. 製品及び商品 | 16,192 | 15,211 | 981 |
| 5. 原材料 | 2,028 | 1,715 | 313 |
| 6. 仕掛品 | 8,175 | 6,604 | 1,571 |
| 7. 前渡金 | 170 | 99 | 71 |
| 8. 繰延税金資産 | 11,045 | 9,847 | 1,198 |
| 9. その他 | 3,742 | 2,234 | 1,508 |
| 10. 貸倒引当金 | △1,036 | △1,489 | 453 |
| 流動資産合計 | 104,118 | 86,637 | 17,481 |
| Ⅱ 固定資産 | | | |
| (1) 有形固定資産 | | | |
| 1. 建物 | 23,211 | 35,988 | △12,777 |
| 2. 構築物 | 3,360 | 5,784 | △2,424 |
| 3. 機械及び装置 | 7,565 | 7,079 | 486 |
| 4. 車輌運搬具 | 110 | 41 | 69 |
| 5. 工具器具備品 | 4,632 | 4,727 | △95 |
| 6. 土地 | 51,464 | 62,575 | △11,111 |
| 7. 建設仮勘定 | 609 | 1,341 | △732 |
| 有形固定資産合計 | 90,955 | 117,538 | △26,583 |
| (2) 無形固定資産 | | | |
| 1. 借地権 | 103 | 103 | ― |
| 無形固定資産合計 | 103 | 103 | ― |
| (3) 投資その他の資産 | | | |
| 1. 投資有価証券 | 27,407 | 36,371 | △8,964 |
| 2. 関係会社株式 | 58,321 | 62,124 | △3,803 |
| 3. 出資金 | 105 | 63 | 42 |
| 4. 関係会社出資金 | 17,441 | 14,946 | 2,495 |
| 5. 長期貸付金 | 827 | 1,104 | △277 |
| 6. 従業員長期貸付金 | 0 | 0 | 0 |
| 7. 関係会社長期貸付金 | 84 | 142 | △58 |
| 8. 破産・更生債権等 | 350 | 335 | 15 |
| 9. 繰延税金資産 | 15,402 | 15,610 | △208 |
| 10. 賃借不動産保証金敷金 | 2,268 | 2,250 | 18 |
| 11. 長期前払費用 | 1,289 | ― | 1,289 |
| 12. その他 | 559 | 751 | △192 |
| 13. 貸倒引当金 | △1,009 | △950 | △59 |
| 14. 投資損失引当金 | △154 | ― | △154 |
| 投資その他の資産合計 | 122,894 | 132,750 | △9,856 |
| 固定資産合計 | 213,952 | 250,392 | △36,440 |
| 資産合計 | 318,071 | 337,029 | △18,958 |

| 科目 | 当期 (平成17.3.31) 金額 | 前期 (平成16.3.31) 金額 | 増減 |
|---|---|---|---|
| （負債の部） | | | |
| Ⅰ 流動負債 | | | |
| 1. 支払手形 | 728 | 741 | △13 |
| 2. 買掛金 | 20,422 | 21,337 | △915 |
| 3. 短期借入金 | 1,908 | 1,790 | 118 |
| 4. 一年以内返済の長期借入金 | 17,038 | ― | 17,038 |
| 5. 未払金 | 4,991 | 5,529 | △538 |
| 6. 未払費用 | 21,224 | 21,608 | △384 |
| 7. 未払法人税等 | 10,004 | 100 | 9,904 |
| 8. 前受金 | 518 | 549 | △31 |
| 9. 預り金 | 725 | 606 | 119 |
| 10. ｱﾌﾀｰｻｰﾋﾞｽ費引当金 | 57 | 65 | △8 |
| 11. 製品保証引当金 | 1,349 | 1,037 | 312 |
| 12. 子会社支援引当金 | 375 | ― | 375 |
| 13. 延払未実現利益 | 69 | 287 | △218 |
| 14. その他 | 464 | 810 | △346 |
| 流動負債合計 | 79,877 | 54,464 | 25,413 |
| Ⅱ 固定負債 | | | |
| 1. 長期借入金 | 300 | 17,338 | △17,038 |
| 2. 再評価に係る繰延税金負債 | 11,842 | 10,160 | 1,682 |
| 3. 退職給付引当金 | 22,697 | 42,596 | △19,899 |
| 4. 役員退職慰労引当金 | 677 | 658 | 19 |
| 5. 長期預り金 | 29,036 | 30,935 | △1,899 |
| 6. 預り保証金 | 848 | 893 | △45 |
| 固定負債合計 | 65,402 | 102,582 | △37,180 |
| 負債合計 | 145,279 | 157,046 | △11,767 |
| （資本の部） | | | |
| Ⅰ 資本金 | 28,534 | 28,534 | ― |
| Ⅱ 資本剰余金 | | | |
| 1. 資本準備金 | 40,054 | 40,054 | ― |
| 資本剰余金合計 | 40,054 | 40,054 | ― |
| Ⅲ 利益剰余金 | | | |
| 1. 利益準備金 | 4,159 | 4,159 | ― |
| 2. 任意積立金 | | | |
| (1) 特別償却準備金 | ― | 12 | △12 |
| (2) 圧縮記帳積立金 | 2,502 | 2,259 | 243 |
| (3) 買替資産取得特別勘定積立金 | ― | 440 | △440 |
| (4) 別途積立金 | 84,710 | 62,710 | 22,000 |
| 任意積立金合計 | 87,212 | 65,422 | 21,790 |
| 3. 当期未処分利益又は当期未処理損失（△） | △8,116 | 27,747 | △35,863 |
| 利益剰余金合計 | 83,255 | 97,329 | △14,074 |
| Ⅳ 土地再評価差額金 | 14,255 | 3,648 | 10,607 |
| Ⅴ その他有価証券評価差額金 | 6,926 | 10,622 | △3,696 |
| Ⅵ 自己株式 | △235 | △207 | △28 |
| 資本合計 | 172,791 | 179,982 | △7,191 |
| 負債及び資本合計 | 318,071 | 337,029 | △18,958 |

（2）損益計算書

（単位：百万円）

| 科目 | 当期<br>(平成16. 4. 1～平成17. 3. 31)<br>金額 | 百分比 | 前期<br>(平成15. 4. 1～平成16. 3. 31)<br>金額 | 百分比 | 増減 |
|---|---|---|---|---|---|
| Ⅰ 売上高 | | | | | |
| 1. 製品商品売上高 | 298,087 | | 302,393 | | △4,306 |
| 2. その他事業収益 | 43,458 | | 42,961 | | 497 |
| 売上高合計 | 341,546 | 100.0 | 345,354 | 100.0 | △3,808 |
| Ⅱ 売上原価 | | | | | |
| (イ)製品商品売上原価 | | | | | |
| 1. 製品商品期首棚卸高 | 15,211 | | 17,755 | | △2,544 |
| 2. 前期末原材料仕掛品評価損繰戻 | 94 | | 101 | | △7 |
| 3. 当期製品製造原価 | 207,102 | | 200,895 | | 6,207 |
| 4. 当期商品仕入高 | 10,178 | | 13,381 | | △3,203 |
| 5. 当期末原材料仕掛品評価損 | 102 | | 94 | | 8 |
| 6. 製品商品期末棚卸高 | 16,192 | | 15,211 | | 981 |
| 製品商品売上原価合計 | 216,307 | | 216,814 | | △507 |
| (ロ)その他事業原価 | 31,147 | | 31,325 | | △178 |
| 売上原価合計 | 247,455 | 72.5 | 248,139 | 71.9 | △684 |
| 売上総利益 | 94,091 | 27.5 | 97,214 | 28.1 | △3,123 |
| 前期延払未実現利益控除額戻入額 | 287 | | 528 | | △241 |
| 当期延払未実現利益控除額 | 69 | | 287 | | △218 |
| 差引売上総利益 | 94,309 | 27.6 | 97,455 | 28.2 | △3,146 |
| Ⅲ 販売費及び一般管理費 | 71,670 | 21.0 | 70,500 | 20.4 | 1,170 |
| 営業利益 | 22,638 | 6.6 | 26,954 | 7.8 | △4,316 |
| Ⅳ 営業外収益 | | | | | |
| 1. 受取利息 | 36 | | 41 | | △5 |
| 2. 受取配当金 | 1,861 | | 1,585 | | 276 |
| 3. 為替差益 | 697 | | 320 | | 377 |
| 4. その他 | 483 | | 435 | | 48 |
| 営業外収益合計 | 3,079 | 0.9 | 2,382 | 0.7 | 697 |
| Ⅴ 営業外費用 | | | | | |
| 1. 支払利息 | 188 | | 212 | | △24 |
| 2. 社債利息 | － | | 461 | | △461 |
| 3. 売上割引 | 23 | | 29 | | △6 |
| 4. その他 | 361 | | 514 | | △153 |
| 営業外費用合計 | 573 | 0.1 | 1,218 | 0.4 | △645 |
| 経常利益 | 25,145 | 7.4 | 28,118 | 8.1 | △2,973 |

（単位：百万円）

| 科目 | 当期 (平成16. 4. 1～平成17. 3. 31) | | 前期 (平成15. 4. 1～平成16. 3. 31) | | 増減 |
|---|---|---|---|---|---|
| | 金額 | 百分比 | 金額 | 百分比 | |
| Ⅵ 特別利益 | | | | | |
| 1. 固定資産売却益 | 201 | | 41 | | 160 |
| 2. アフターサービス費引当金戻入額 | 12 | | 11 | | 1 |
| 3. 製品保証引当金戻入額 | 426 | | 171 | | 255 |
| 4. 貸倒引当金戻入額 | 131 | | ― | | 131 |
| 5. 投資有価証券売却益 | 6,338 | | 5 | | 6,333 |
| 6. 厚生年金基金代行返上益 | 16,863 | | ― | | 16,863 |
| 7. 関係会社株式売却益 | ― | | 13 | | △13 |
| 8. 関係会社清算益 | ― | | 126 | | △126 |
| 特別利益合計 | 23,973 | 7.0 | 371 | 0.1 | 23,602 |
| Ⅶ 特別損失 | | | | | |
| 1. 固定資産除却損 | 461 | | 2,058 | | △1,597 |
| 2. 投資有価証券売却損 | 4 | | ― | | 4 |
| 3. 減損損失 | 32,549 | | ― | | 32,549 |
| 4. 投資有価証券評価損 | 70 | | 110 | | △40 |
| 5. 関係会社株式評価損 | 2,478 | | 1,192 | | 1,286 |
| 6. 投資損失引当金繰入額 | 154 | | ― | | 154 |
| 7. 子会社支援引当金繰入額 | 375 | | ― | | 375 |
| 8. 社会保険料の総報酬制移行に伴う一時費用 | ― | | 686 | | △686 |
| 特別損失合計 | 36,094 | 10.6 | 4,047 | 1.1 | 32,047 |
| 税引前当期純利益 | 13,024 | 3.8 | 24,443 | 7.1 | △11,419 |
| 法人税、住民税及び事業税 | 9,651 | 2.8 | 100 | 0.0 | 9,551 |
| 法人税等調整額 | 3,108 | 0.9 | △1,236 | △0.3 | 4,344 |
| 当期純利益 | 264 | 0.1 | 25,579 | 7.4 | △25,315 |
| 前期繰越利益 | 3,774 | | 4,421 | | △647 |
| 土地再評価差額金取崩額 | △10,607 | | △1,221 | | △9,386 |
| 中間配当額 | 1,547 | | 1,031 | | 516 |
| 当期未処分利益又は当期未処理損失(△) | △8,116 | | 27,747 | | △35,863 |

（３）利益処分案

（単位：百万円）

| 科目 | 当期<br>(平成16. 4. 1～平成17. 3. 31) | 前期<br>(平成15. 4. 1～平成16. 3. 31) |
|---|---|---|
| Ⅰ 当期未処分利益又は<br>当期未処理損失(△) | △8, 116 | 27, 747 |
| Ⅱ 任意積立金取崩高 | | |
| 1. 特別償却準備金取崩高 | － | 12 |
| 2. 圧縮記帳積立金取崩高 | 236 | 193 |
| 3. 買換資産取得特別勘定積立金取崩高 | － | 440 |
| 4. 別途積立金取崩高 | 16, 000 | － |
| 合計 | 8, 119 | 28, 393 |
| これを次の通り処分する。 | | |
| Ⅲ 利益処分額 | | |
| 1. 利益配当金 | (一株につき12.5 円) 2, 579 | (一株につき10円) 2, 063 |
| 2. 役員賞与金 | 100 | 120 |
| （うち監査役賞与金） | (15) | (18) |
| 3. 特別償却準備金積立高 | 11 | － |
| 4. 圧縮記帳積立金 | 68 | 436 |
| 5. 買換資産取得特別勘定積立金 | 565 | － |
| 6. 別途積立金 | － | 22, 000 |
| Ⅳ 次期繰越利益 | 4, 796 | 3, 774 |

（注）平成16年12月10日に、1, 547百万円（１株につき7. 5円）の中間配当を実施しました。

## （4）重要な会計方針

1．資産の評価基準及び評価方法

1）有価証券

子会社及び関連会社株式 … 総平均法による原価法

その他有価証券

時価のあるもの … 決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの … 総平均法による原価法

2）デリバティブ

時価法

3）棚卸資産

後入先出法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法によっております。

尚、主な耐用年数は次の通りであります。

| | | | |
|---|---|---|---|
| 建物 | 31～50年（附属設備は主に15年） | 構築物 | 10～30年 |
| 機械及び装置 | 4～11年 | 工具器具備品 | 5～6年（金型は主に2年） |

（会計処理の変更）

レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社のレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

この変更により当期の減価償却費は973百万円増加し、経常利益、税引前当期純利益はそれぞれ973百万円減少しております。

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）投資損失引当金

関係会社等への投資に対する損失に備える為、その財政状態等を勘案し、必要額を計上しております。

3）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。

4）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

5）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

（追加情報）

当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月1日付で厚生労働大臣から過去分返上の認可を受け、平成17年3月29日に国に返還額（最低責任準備金）の納付を行っております。

当期の損益に与える影響額は、特別利益として16,863百万円計上しております。

6）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

7）子会社支援引当金

子会社が抱える欠損金を解消するための当社負担見込額を計上しております。

4．収益及び費用の計上基準

延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

7．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

8．その他財務諸表作成の為の重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（5）会計処理の変更

1．固定資産の減損に係る会計基準

当期から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。

この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税引前当期純利益が31,310百万円減少しております。

また、減損損失累計額については、改正後の財務諸表等規則に基づき当該各資産の金額から直接控除しております。

## （6）表示方法の変更

1．損益計算書

前期まで、適当と認められる費目に分類し、当該費用を示す名称を付した科目をもって掲記しておりました販売費及び一般管理費については、当期より、販売費及び一般管理費の科目に一括掲記し、その主要な費目及び金額を注記しております。

## （7）その他の注記事項

（貸借対照表関係）

| | 当　期<br>（平成17．3．31） | 前　期<br>（平成16．3．31） |
|---|---|---|
| 1．有形固定資産減価償却累計額 | 131,966百万円 | 121,428百万円 |
| 2．関係会社に対する債権債務 | | |
| 受取手形及び売掛金 | 8,945百万円 | 9,618百万円 |
| 買掛金 | 5,027百万円 | 4,748百万円 |
| 3．保証債務 | 428百万円 | 664百万円 |
| 4．輸出受取手形割引高 | 3,755百万円 | 4,434百万円 |

5．土地の再評価

土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

1）再評価実施日　　平成14年3月31日

2）再評価の方法

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。

3）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額

| | 当　期 | 前　期 |
|---|---|---|
| | △8,650百万円 | △8,309百万円 |

| 6．繰延ヘッジ損益の内訳 | 当　期 | 前　期 |
|---|---|---|
| 繰延ヘッジ利益 | 24百万円 | 811百万円 |
| 繰延ヘッジ損失 | 488百万円 | 1百万円 |
| 繰延ヘッジ損益（純額） | △464百万円 | 810百万円 |

7．配当制限

商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した純資産額は6,926百万円であります。

土地再評価差額金は、土地の再評価に関する法律第7条の2第1項の規定により、配当に充当することが制限されております。

（損益計算書関係）

| | 当　期<br>（平成16．4．1～平成17．3．31） | 前　期<br>（平成15．4．1～ 平成16．3．31） |
|---|---|---|
| 1．関係会社との取引 | | |
| 売上高 | 176,773百万円 | 172,420百万円 |
| 売上原価 | 88,691百万円 | 90,696百万円 |
| 受取配当金 | 1,488百万円 | 1,347百万円 |
| 2．低価法による製品・商品の評価損 | | |
| 当期分評価損繰入 | 286百万円 | 291百万円 |
| 3．販売費及び一般管理費の主要な費目及び金額 | | |
| 販売手数料 | 35百万円 | 50百万円 |
| 運送費 | 3,661百万円 | 3,710百万円 |
| 広告宣伝費 | 6,116百万円 | 5,161百万円 |
| 販売促進費 | 6,215百万円 | 5,839百万円 |
| 貸倒引当金繰入額 | －百万円 | 318百万円 |
| ｱﾌﾀｰｻｰﾋﾞｽ費引当金繰入額 | 14百万円 | 16百万円 |
| 製品保証引当金繰入額 | 1,026百万円 | 640百万円 |
| 支払調律修理費 | 2,299百万円 | 2,003百万円 |
| 役員報酬 | 392百万円 | 353百万円 |
| 従業員給与諸手当 | 24,363百万円 | 24,839百万円 |
| 退職給付引当金繰入額 | 5,108百万円 | 6,201百万円 |
| 役員退職慰労引当金繰入額 | 64百万円 | 85百万円 |
| 雑給 | 1,402百万円 | 1,101百万円 |
| 福利厚生費 | 363百万円 | 432百万円 |
| 旅費交通費 | 2,172百万円 | 2,096百万円 |
| 保険料 | 114百万円 | 112百万円 |
| 地代家賃 | 1,373百万円 | 1,289百万円 |
| 修繕費 | 708百万円 | 484百万円 |
| 減価償却費 | 2,796百万円 | 2,691百万円 |
| 消耗品費 | 3,972百万円 | 4,639百万円 |
| 通信費 | 638百万円 | 667百万円 |
| 交際費 | 162百万円 | 153百万円 |
| 租税課金 | 1,275百万円 | 760百万円 |
| 研究費 | 1,422百万円 | 1,262百万円 |
| 会議訓練費 | 592百万円 | 588百万円 |
| 水道光熱費 | 401百万円 | 392百万円 |
| 図書費 | 73百万円 | 74百万円 |
| 外部委託費 | 3,814百万円 | 3,413百万円 |
| その他 | 1,086百万円 | 1,129百万円 |
| 4．一般管理費及び当期製造費用に含まれる研究開発費 | | |
| | 21,106百万円 | 20,619百万円 |

| | 当期<br>(平成16. 4. 1～平成17. 3. 31) | 前期<br>(平成15. 4. 1～ 平成16. 3. 31) |
|---|---|---|
| **5. 固定資産売却益の内訳** | | |
| 土地 | 184 百万円 | 35 百万円 |
| 機械及び装置他 | 17 百万円 | 6 百万円 |
| **6. 固定資産除却損の内訳** | | |
| 土地 | 10 百万円 | 1,377 百万円 |
| 建物 | 149 百万円 | 298 百万円 |
| 機械及び装置 | 129 百万円 | 174 百万円 |
| 工具器具備品 | 135 百万円 | 153 百万円 |
| 構築物他 | 36 百万円 | 54 百万円 |

**7. 減損損失**

(減損損失を認識した資産グループの概要)

(単位：百万円)

| 用途 | 場所 | 減損損失 | |
|---|---|---|---|
| | | 種類 | 金額 |
| レクリエーション事業資産 | レクリエーション施設「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の4施設<br>北海道余市郡赤井川村他 | 建物及び構築物 | 22,321 |
| | | 土地 | 9,666 |
| | | 計 | 31,988 |
| 遊休不動産 | 静岡県浜松市他 | 建物及び構築物 | 39 |
| | | 土地 | 521 |
| | | 計 | 560 |
| 合計 | | 建物及び構築物 | 22,360 |
| | | 土地 | 10,188 |
| | | 計 | 32,549 |

(資産のグルーピングの方法)

当社は、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

(減損損失の認識に至った経緯)

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

(回収可能価額の算定方法)

レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。

**8. 減価償却実施額**

| | 当期 | 前期 |
|---|---|---|
| 有形固定資産 | 6,859 百万円 | 6,691 百万円 |

（リース取引関係）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | | | 前期<br>（平成15．4．1～平成16．3．31） | | |
|---|---|---|---|---|---|---|
| | 工具器具備品 | その他 | 合計 | 工具器具備品 | その他 | 合計 |
| 取得価額相当額 | 2,056 | 91 | 2,147 | 2,136 | 94 | 2,231 |
| 減価償却累計額相当額 | 976 | 56 | 1,033 | 1,121 | 53 | 1,174 |
| 期末残高相当額 | 1,079 | 34 | 1,114 | 1,015 | 41 | 1,056 |

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料期末残高相当額

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1年以内 | 521 | 540 |
| 1年超 | 593 | 516 |
| 合計 | 1,114 | 1,056 |

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 支払リース料 | 642 | 614 |
| 減価償却費相当額 | 642 | 614 |

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

| | 当期<br>（平成16．4．1～平成17．3．31） | 前期<br>（平成15．4．1～平成16．3．31） |
|---|---|---|
| 1年以内 | 65 | 64 |
| 1年超 | 94 | 31 |
| 合計 | 160 | 96 |

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（単位：百万円）

| 区分 | 当期（平成17.3.31） | | | 前期（平成16.3.31） | | |
|---|---|---|---|---|---|---|
| | 貸借対照表計上額 | 時価 | 差額 | 貸借対照表計上額 | 時価 | 差額 |
| 関連会社株式 | 11,418 | 118,242 | 106,823 | 11,418 | 92,209 | 80,791 |

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円）

| | |
|---|---|
| （繰延税金資産） | |
| 棚卸資産評価減 | 1,149 |
| 貸倒引当金 | 703 |
| 減価償却超過額 | 10,548 |
| 固定資産減損額 | 17,585 |
| 投資有価証券等評価減 | 8,197 |
| 未払賞与 | 2,955 |
| 製品保証引当金 | 533 |
| 退職給付引当金 | 8,187 |
| その他 | 8,620 |
| 繰延税金資産小計 | 58,481 |
| 評価性引当額 | △25,619 |
| 繰延税金資産合計 | 32,862 |
| （繰延税金負債） | |
| 圧縮記帳積立金 | △1,507 |
| 買換資産取得特別勘定積立金 | △369 |
| 特別償却準備金 | △7 |
| その他有価証券評価差額金 | △4,530 |
| 繰延税金負債合計 | △6,414 |
| 繰延税金資産の純額 | 26,447 |

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳

| | |
|---|---|
| 法定実効税率 | 39.5% |
| （調整） | |
| 一時差異でない申告調整項目 | △2.0% |
| 住民税均等割等 | 0.8% |
| 再評価土地差額調整 | △24.4% |
| 研究費控除等 | △11.2% |
| 評価性引当額 | 93.5% |
| その他 | 1.8% |
| 税効果会計適用後の法人税等の負担率 | 98.0% |

（１株当たり情報）

| | 当　期<br>（平成16. 4. 1〜平成17. 3. 31） | 前　期<br>（平成15. 4. 1〜平成16. 3. 31） |
|---|---|---|
| 1株当たり純資産額 | 836.97円 | 871.65円 |
| 1株当たり当期純利益 | 0.80円 | 123.38円 |
| 潜在株式調整後1株当たり当期純利益 | ― | 118.36円 |

尚、当期の潜在株式調整後1株当たり当期純利益については、希薄化効果を有している潜在株式が存在しないため記載しておりません。

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

| | 当　期<br>（平成16. 4. 1〜平成17. 3. 31） | 前　期<br>（平成15. 4. 1〜平成16. 3. 31） |
|---|---|---|
| 1株当たり当期純利益金額 | | |
| 当期純利益 | 264百万円 | 25,579百万円 |
| 普通株主に帰属しない金額 | 100百万円 | 120百万円 |
| うち利益処分による役員賞与金 | 100百万円 | 120百万円 |
| 普通株式に係る当期純利益 | 164百万円 | 25,459百万円 |
| 期中平均株式数 | 206,339千株 | 206,352千株 |
| 潜在株式調整後1株当たり当期純利益金額 | | |
| 当期純利益調整額 | ―百万円 | 273百万円 |
| うち社債利息（税額相当額控除後） | ―百万円 | 273百万円 |
| 普通株式増加数 | ―千株 | 11,052千株 |
| うち転換社債 | ―千株 | 11,052千株 |
| 希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要 | ― | ― |

## ６．役員の異動

別紙の通り

Exhibit 2

平成１７年３月期決算短信別紙

ヤマハ株式会社

# 役員の異動

当社は、平成１７年４月２８日開催の取締役会において下記の通り役員の異動について決議をいたしました。

１．取締役の異動（平成１７年６月２４日付け）

（１）新任取締役候補

取締役　八幡泰司　（現　執行役員生産技術統括本部長）

（２）退任予定取締役

現　取締役　前嶋邦啓　（顧問就任予定）

（３）昇格予定

常務取締役　黒江常夫　（現　取締役人事・労政担当　経営企画室、人事部、購買・物流部、情報システム部、カーパーツ事業部担当）

２．執行役員の異動（平成１７年６月２４日付け）

（１）新任執行役員

執行役員　小原辰三　（現　半導体事業部長）

執行役員　佐々木勉　（現　購買・物流部長）

（２）退任予定執行役員

現　執行役員　八幡泰司　（取締役就任予定）

以　上

Exhibit 2

April 28, 2005

**Company Name:** YAMAHA CORPORATION
**President and Representative Director:** Shuji Ito
**Code Number:** 7951(First section of Tokyo stock exchange)

# Notification of Change in Directors

At the meeting of the board of directors of Yamaha Corporation held on April 28, 2005, the following changes in directors was resolved.

**1. Proposed Changes in Directors (To be enacted on June 24, 2005)**

**(1) Candidate for Newly-appointed Director**

Director Yasushi Yahata (Executive Officer, General Manager of Production Engineering Division)

**(2) Outgoing Director**

Kunihiro Maejima (Managing Director)

To serve as corporate adviser for Yamaha Corporation

**(3) Candidate for Promotion**

Managing Director Tsuneo Kuroe (Director, in charge of personnel and labor. Covers the following Divisions: Corporate Planning, Personnel, Purchasing & Logistics, Information Systems, Automobile interior wood components operations.)

**2. Proposed Changes in Executive Officers(effective on June 24, 2005)**

**(1) Candidates for Newly-appointed Executive Officers**

Executive Officer Tatsumi Ohara ( General Manager of Semiconductor Division)
Executive Officer Tsutomu Sasaki (General Manager of Purchasing & Logistics Division)

**(2) Outgoing Executive Officer**

Yasushi Yahata (Assigned to be a director)

For more information, please contact:

Yamaha Corporation
Public Relations Division
Misao Tanaka
TEL. +81-3-5488-6601
FAX. +81-3-5488-5060

Exhibit 3

平成１７年4月２８日

各　位

会 社 名　ヤマハ株式会社
代表者名　代表取締役社長　伊藤修二
（コード番号　７９５１　東証第１部）
問合せ先　経理・財務部長　梅田史生
（０５３－４６０－２１４１）

# 平成１７年３月期の配当予想の修正に関するお知らせ

当社は、平成１７年４月２８日開催の取締役会において、平成１７年３月期（第１８１期）の１株当たり期末配当金の予想を、下記の通り修正することを決議いたしましたのでお知らせいたします。

なお、本件は平成１７年６月２４日開催予定の当社第１８１期定時株主総会に付議する予定であります。

記

１．配当予想修正の理由

当社の配当政策は、連結株主資本利益率の向上を念頭において、中期的な連結利益水準をベースに、研究開発・合理化投資など経営基盤強化のために適正な内部留保を行うとともに安定的な配当を実施することを基本方針としております。

平成１７年３月期業績につきましては、事業別には跛行性があるものの、グループ全体としては、ほぼ当初計画通りの損益を達成することができました。また、キャッシュフローの改善により、目標としておりました実質有利子負債ゼロを２年前倒しで達成することができました。

つきましては、株主様の日頃のご支援にお応えすべく、平成１７年３月期の期末配当金を、前回予想の１株当たり7円５０銭から１２円５０銭に増配することといたしました。

２．修正の内容

| | 中間期 | 期　　末 | 年　　間 |
|---|---|---|---|
| 前回予想<br>（平成１６年１１月２日） | 7円５０銭 | 7円５０銭 | １５円００銭 |
| 今回修正予想 | 7円５０銭※ | １２円５０銭 | ２０円００銭 |
| （ご参考）前期実績 | 5円００銭 | １０円００銭 | １５円００銭 |

※平成１６年１２月に中間配当金として、１株につき7円５０銭お支払いいたしました。

以上

Exhibit 3

April 28, 2005

**Company name:** Yamaha Corporation
**President and**
**Representative Director:** Shuji Ito
**Code Number:** 7951(First Section of Tokyo stock exchange)

## Announcement of a Revision of the Outlook for Cash Dividends for Fiscal 2005

Yamaha Corporation has announced that the outlook for cash dividends per share for the latter half of fiscal 2005 (the Company's 181st accounting period) has been revised following the meeting of the Company's Board of Directors held on April 28, 2005. Details of the revision passed by the Board of Directors are shown below.

Please note that a proposal to this effect for approval by the shareholders will be presented at the 181st General Meeting of Shareholders, scheduled for June 24, 2005.

### 1. Reasons for the Revision of the Outlook for Dividends

The Company's dividend policy is to pay stable dividends, taking into consideration the increase in the consolidated return on shareholders' equity, based on the level of consolidated net income in the medium term, and an appropriate amount of retained earnings to strengthen the management base, including investment in R&D and rationalization.

Regarding the Company's results for fiscal 2005, although there were differences in performance by business segment, the Yamaha Group as a whole attained its initial targets for the fiscal year. In addition, as a result of improvement in cash flow, the Company was able to reach its goal of eliminating interest-bearing debt, two years ahead of the target date.

Accordingly, in response to the continuing support of our shareholders, the Company will propose an increase in the year-end cash dividend per share for fiscal 2005 from the previous outlook of ¥7.50 per share to ¥12.5 per share.

## 2. Content of the Revision

| | Interim Period | Year-End | Annual |
|---|---|---|---|
| Previous outlook (November 2, 2004) | ¥7.50 | ¥7.50 | ¥15.00 |
| Revised outlook | ¥7.50 | ¥12.50 | ¥20.00 |
| Previous fiscal year | ¥5.00 | ¥10.00 | ¥15.00 |

Note: The Company paid a dividend for the interim period of ¥7.50 in December 2004.

For further information, please contact:

YAMAHA CORPORATION
Public Relations Division
Misao Tanaka

TEL. +81-3-5488-6601
FAX. +81-3-5488-5080

Exhibit 4

平成１７年４月２８日

各　位

会 社 名　ヤマハ株式会社
代表者名　代表取締役社長　伊藤修二
（コード番号　７９５１　東証第１部）
問合せ先　経理・財務部長　梅田史生
（０５３－４６０－２１４１）

# 平成１７年３月期業績予想（個別）との差異に関するお知らせ

平成１７年３月期（平成１６年４月１日～平成１７年３月３１日）の業績予想（個別）との差異について、下記の通りお知らせいたします。

記

## １．通期業績予想（個別）との差異

（単位：百万円、％）

| | 売　上　高 | 経常利益 | 当期純利益 |
|---|---|---|---|
| 前回発表予想（Ａ） | ３４２，０００ | ２３，５００ | △２，０００ |
| 今回修正　　（Ｂ） | ３４１，５４６ | ２５，１４５ | ２６４ |
| 増　減　額（Ｂ－Ａ） | △４５４ | １，６４５ | ２，２６４ |
| 増　減　率 | △０．１ | ７．０ | — |
| 前期（平成１６年３月期）の業績 | ３４５，３５４ | ２８，１１８ | ２５，５７９ |

## ２．修正の理由

売上につきましては、概ね前回業績予想の通りとなりましたが、経常利益、当期純利益につきましては、主に楽器事業の売上総利益の増加と全社の経費削減により前回業績予想を上回りました。

以上

Exhibit 4

**April 28, 2005**

**Company name:** Yamaha Corporation
**President and**
**Representative Director:** Shuji Ito
**Code Number:** 7951 (First Section of Tokyo stock market)

## Announcement of Revisions in the Outlook for Performance for the Year Ended March 31, 2005 (Parent Company)

Yamaha Corporation announces the following revisions in the outlook for performance for the parent company for fiscal 2005 (April 1, 2004, to March 31, 2005):

1. Comparison of Previous and Revised Outlooks for Performance
(Parent Company) (Millions of yen, %)

| | Net Sales | Recurring Profit | Net Income (Loss) |
|---|---|---|---|
| Previous outlook (A) | 342,000 | 23,500 | –2,000 |
| Revised outlook (B) | 341,546 | 25,145 | 264 |
| Change (B) – (A) | –454 | 1,645 | 2,264 |
| % change | –0.1 | 7.0 | — |
| Previous fiscal year | 345,354 | 28,118 | 25,579 |

2. Reasons for the Revisions
The revised outlook for net sales is generally the same as in the previous outlook, but revised figures for recurring profit and net income are higher than in the previous outlook, mainly because of an increase in gross profit of the Musical Instruments segment and Companywide cost reductions.

For further information, please contact:

YAMAHA CORPORATION
Public Relations Division
Misao Tanaka
Tel. +81-3-5488-6601
Fax.+81-3-5488-5060

Exhibit 5

# 2005年3月期業績資料

ヤマハ株式会社

| | 前期実績<br>04年3月期 | 当期予想<br>(05/02/10発表)<br>05年3月期 | 当期実績<br>05年3月期 | 次期予想<br>06年3月期 | 次期中間期予想<br>05年9月期 |
|---|---|---|---|---|---|
| 売上高 | 5,395億円 | 5,410億円 | 5,341億円 | 5,460億円 | 2,615億円 |
| 国内売上高 | 3,208億円 (59.5%) | 3,157億円 (58.4%) | 3,129億円 (58.6%) | 2,972億円 (54.4%) | 1,465億円 (56.0%) |
| 海外売上高 | 2,187億円 (40.5%) | 2,253億円 (41.6%) | 2,212億円 (41.4%) | 2,488億円 (45.6%) | 1,150億円 (44.0%) |
| 営業利益 | 451億円 (8.4%) | 360億円 (6.7%) | 357億円 (6.7%) | 370億円 (6.8%) | 150億円 (5.7%) |
| 経常利益 | 510億円 (9.5%) | 410億円 (7.6%) | 413億円 (7.7%) | 425億円 (7.8%) | 180億円 (6.9%) |
| 当期利益 | 435億円 (8.1%) | 195億円 (3.6%) | 197億円 (3.7%) | 290億円 (5.3%) | 120億円 (4.6%) |
| 為替レート | 114円/US$<br>129円/EUR | 109円/US$<br>134円/EUR | 108円/US$<br>133円/EUR | 105円/US$<br>134円/EUR | 105円/US$<br>134円/EUR |
| ROE | 18.4% | 7.2% | 7.4% | 10.1% | 4.3% |
| ROA | 8.5% | 3.8% | 3.9% | 5.8% | 2.4% |
| 1株当り利益 | 210.6円 | 94.6円 | 95.1円 | 140.7円 | 58.2円 |
| 設備投資 | 212億円 | 240億円 | 227億円 | 240億円 | 145億円 |
| (減価償却費) | 175億円 | 198億円 | 190億円 | 199億円 | 97億円 |
| 研究開発費 | 225億円 | 230億円 | 230億円 | 230億円 | 117億円 |
| 実質有利子負債 (*1) | 168億円 | 0億円 | ▲46億円 | ▲24億円 | 203億円 |
| (フリーキャッシュフロー) | | | | | |
| 営業活動 | 583億円 | 394億円 | 396億円 | 274億円 | ▲110億円 |
| 投資活動 | ▲188億円 | ▲150億円 | ▲129億円 | ▲238億円 | ▲111億円 |
| フリーキャッシュフロー | 395億円 | 244億円 | 267億円 | 36億円 | ▲221億円 |
| 期末在庫高 | 721億円 | 737億円 | 784億円 | 694億円 | 810億円 |
| (要員数) | | | | | |
| 国内 | 11,849人 | 11,904人 | 11,711人 | 11,600人 | 11,800人 |
| 海外 | 12,054人 | 12,008人 | 12,149人 | 12,900人 | 13,500人 |
| 合計 (*2) | 23,903人 | 23,912人 | 23,860人 | 24,500人 | 25,300人 |
| (事業別売上高) | | | | | |
| 楽器 | 2,934億円 (54.4%) | 3,030億円 (56.0%) | 3,026億円 (56.7%) | 3,130億円 (57.3%) | 1,540億円 (58.9%) |
| AV・IT | 783億円 (14.5%) | 820億円 (15.2%) | 777億円 (14.5%) | 890億円 (16.3%) | 380億円 (14.5%) |
| リビング | 448億円 (8.3%) | 430億円 (7.9%) | 428億円 (8.0%) | 415億円 (7.6%) | 210億円 (8.0%) |
| 電子機器・金属 | 769億円 (14.3%) | 700億円 (12.9%) | 690億円 (12.9%) | 585億円 (10.7%) | 280億円 (10.7%) |
| レクリエーション | 201億円 (3.7%) | 190億円 (3.5%) | 183億円 (3.4%) | 200億円 (3.7%) | 95億円 (3.6%) |
| その他 | 261億円 (4.8%) | 240億円 (4.4%) | 236億円 (4.4%) | 240億円 (4.4%) | 110億円 (4.2%) |
| (事業別営業利益) | | | | | |
| 楽器 | 105億円 | 140億円 | 142億円 | 215億円 | 100億円 |
| AV・IT | 44億円 | 45億円 | 37億円 | 50億円 | 10億円 |
| リビング | 15億円 | ▲5億円 | 0億円 | 0億円 | 0億円 |
| 電子機器・金属 | 300億円 | 200億円 | 200億円 | 100億円 | 45億円 |
| レクリエーション | ▲11億円 | ▲20億円 | ▲23億円 | ▲5億円 | ▲5億円 |
| その他 | ▲2億円 | 0億円 | 2億円 | 10億円 | 0億円 |

| (単独の状況) | | | | | |
|---|---|---|---|---|---|
| 売上高 | 3,454億円 | 3,420億円 | 3,415億円 | 3,340億円 | 1,690億円 |
| 営業利益 | 270億円 (7.8%) | 210億円 (6.1%) | 226億円 (6.6%) | 180億円 (5.4%) | 105億円 (6.2%) |
| 経常利益 | 281億円 (8.1%) | 235億円 (6.9%) | 251億円 (7.4%) | 210億円 (6.3%) | 130億円 (7.7%) |
| 当期利益 | 256億円 (7.4%) | ▲20億円 | 3億円 (0.1%) | 120億円 (3.6%) | 80億円 (4.7%) |

＊1 実質有利子負債＝長短借入金＋転換社債－現預金

＊2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの

Exhibit 5

# FY2005 Performance Outline

YAMAHA CORPORATION

(billions of yen)

| | Results (Previous Year) FY2004 | Projections (Feb. 10, 2005) FY2005 | Results FY2005 | Projections (Full Year) FY2006 | Projections (Half Year) FY2006 |
|---|---|---|---|---|---|
| Net Sales | 539.5 | 541.0 | 534.1 | 546.0 | 261.5 |
| JAPAN Sales | 320.8 (59.5%) | 315.7 (58.4%) | 312.9 (58.6%) | 297.2 (54.4%) | 146.5 (56.0%) |
| Overseas Sales | 218.7 (40.5%) | 225.3 (41.6%) | 221.2 (41.4%) | 248.8 (45.6%) | 115.0 (44.0%) |
| Operating Income | 45.1 (8.4%) | 36.0 (6.7%) | 35.7 (6.7%) | 37.0 (6.8%) | 15.0 (5.7%) |
| Recurring Profit | 51.0 (9.5%) | 41.0 (7.6%) | 41.3 (7.7%) | 42.5 (7.8%) | 18.0 (6.9%) |
| Net Income | 43.5 (8.1%) | 19.5 (3.6%) | 19.7 (3.7%) | 29.0 (5.3%) | 12.0 (4.6%) |
| Currency Exchange | 114/US$ | 109/US$ | 108/US$ | 105/US$ | 105/US$ |
| Rate (=yen) | 129/EUR | 134/EUR | 133/EUR | 134/EUR | 134/EUR |
| ROE(%) | 18.4% | 7.2% | 7.4% | 10.1% | 4.3% |
| ROA(%) | 8.5% | 3.8% | 3.9% | 5.8% | 2.4% |
| Earnings per share | 210.6yens | 94.6yens | 95.1yens | 140.7yens | 58.2yens |
| Capital Expenditure | 21.2 | 24.0 | 22.7 | 24.0 | 14.5 |
| Depreciation | 17.5 | 19.8 | 19.0 | 19.9 | 9.7 |
| R&D Expenditure | 22.5 | 23.0 | 23.0 | 23.0 | 11.7 |
| Loans & Equivalents (*1) | 16.8 | 0.0 | -4.6 | -2.4 | 20.3 |
| Free Cash Flow | | | | | |
| Operating Activities | 58.3 | 39.4 | 39.6 | 27.4 | -11.0 |
| Investing Activities | -18.8 | -15.0 | -12.9 | -23.8 | -11.1 |
| Total | 39.5 | 24.4 | 26.7 | 3.6 | -22.1 |
| Inventories at year-end | 72.1 | 73.7 | 78.4 | 69.4 | 81.0 |
| No. of Employees | | | | | |
| JAPAN | 11,849 | 11,904 | 11,711 | 11,600 | 11,800 |
| Overseas | 12,054 | 12,008 | 12,149 | 12,900 | 13,500 |
| Total (*2) | 23,903 | 23,912 | 23,860 | 24,500 | 25,300 |
| Sales by Business segment | | | | | |
| Musical Instruments | 293.4 (54.4%) | 303.0 (56.0%) | 302.6 (56.7%) | 313.0 (57.3%) | 154.0 (58.9%) |
| AV/IT | 78.3 (14.5%) | 82.0 (15.2%) | 77.7 (14.5%) | 89.0 (16.3%) | 38.0 (14.5%) |
| Life Related | 44.8 (8.3%) | 43.0 (7.9%) | 42.8 (8.0%) | 41.5 (7.6%) | 21.0 (8.0%) |
| Electronic Equipment | 76.9 (14.3%) | 70.0 (12.9%) | 69.0 (12.9%) | 58.5 (10.7%) | 28.0 (10.7%) |
| Recreation | 20.1 (3.7%) | 19.0 (3.5%) | 18.3 (3.4%) | 20.0 (3.7%) | 9.5 (3.6%) |
| Others | 26.1 (4.8%) | 24.0 (4.4%) | 23.6 (4.4%) | 24.0 (4.4%) | 11.0 (4.2%) |
| Operating Income by Business segment | | | | | |
| Musical Instruments | 10.5 | 14.0 | 14.2 | 21.5 | 10.0 |
| AV/IT | 4.4 | 4.5 | 3.7 | 5.0 | 1.0 |
| Life Related | 1.5 | -0.5 | 0.0 | 0.0 | 0.0 |
| Electronic Equipment | 30.0 | 20.0 | 20.0 | 10.0 | 4.5 |
| Recreation | -1.1 | -2.0 | -2.3 | -0.5 | -0.5 |
| Others | -0.2 | 0.0 | 0.2 | 1.0 | 0.0 |
| **Non Consolidated Basis** | | | | | |
| Net Sales | 345.4 | 342.0 | 341.5 | 334.0 | 169.0 |
| Operating Income | 27.0 (7.8%) | 21.0 (6.1%) | 22.6 (6.6%) | 18.0 (5.4%) | 10.5 (6.2%) |
| Recurring Profit | 28.1 (8.1%) | 23.5 (6.9%) | 25.1 (7.4%) | 21.0 (6.3%) | 13.0 (7.7%) |
| Net Income | 25.6 (7.4%) | -2.0 | 0.3 (0.1%) | 12.0 (3.6%) | 8.0 (4.7%) |

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds - Cash & Bank Deposit

*2 No. of Employees = No. of Full-time Staff at year-end + Average No. of Temp. Staff

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 6

２００５年4月２８日

報道関係各位

ヤマハ株式会社

**（参考資料）２００５年３月期決算の概要と**
**２００６年３月期の業績予想について**

## □２００５年３月期決算の概要　―　２００２年３月期以来、３期振りの減収減益　―

２００５年３月期連結売上高は、中核事業である楽器事業が前期比増収となりましたが、携帯電話用音源ＬＳＩの競争激化による単価下落で、半導体を主力とする電子機器・電子金属事業が減収となったほか、リビング事業、レクリエーション事業、その他事業の各セグメントも減収となり、全体では、５，３４１億円（前期比 1.0%減）と３期振りの前期比減収となりました。

損益は、楽器事業が増益となったものの、電子機器・電子金属事業が大幅な減益となったことに加え、ＡＶ·ＩＴ、リビング、レクリエーションの各事業が減益又は損失増となり、連結営業利益は３５７億円（前期比 20.8%減）となりました。連結経常利益は、持分法適用会社であるヤマハ発動機株式会社の決算期変更に伴い、持分法投資利益が減少し４１３億円（同 19.1%減）となりました。また、連結当期純利益は、固定資産の減損会計早期適用による特別損失３２７億円を厚生年金基金代行返上による特別利益１９９億円と投資有価証券売却益６５億円などで埋めきれず、１９７億円（同 54.8%減）と大幅な減益となりました。

尚、第３四半期業績発表時（２月 10 日）の通期予想に対しては、売上は、未達となりましたが、損益は、各利益ともほぼ予想通りとなりました。

## □事業セグメント別の売上高・営業利益の状況

**・楽器事業　　売上高　３，０２６億円（前期比 3.1%増）　営業利益　１４２億円（同 35.3%増）**

エレクトーン「STAGEA」投入により国内市場が久々に増収となったほか、韓国、中近東、中国で売上を伸ばし、前期比増収となりました。また、北米市場は、現地通貨ベースで前期比増収となりましたが、欧州は、大市場のドイツ、フランスが低迷し、前期並にとどまりました。商品別ではピアノが減収となりましたが、電子楽器ではエレクトーン、クラビノーバ、音響機器が伸長しました。教室収入では、音楽教室での幼児・児童生徒数の下げ止まりに加え、成人向け音楽教室が順調に拡大、英語教室も在籍数の増加から売上を伸ばしました。着信メロディ配信サービスは、海外市場が伸長し増収となりました。損益は、大幅な前期比増益となりました。

**・AV・IT 事業　　売上高　　７７７億円（同 0.7%減）　営業利益　３７億円（同 17.4%減）**

中高級アンプ・レシーバーが米国を中心に売上を伸ばしましたが、国内及び欧州では競争激化から減収となりました。情報通信機器では企業向けルーターが引き続き堅調に推移し増収となりましたが、セグメント全体としては、為替影響もあり前期比微減となりました。損益は減益となりました。

**・リビング事業　売上高　４２８億円（同 4.3%減）　営業損失２４百万円（前期は１５億円の営業利益）**

期前半において、主力のシステムバスとシステムキッチンが、低価格化が進む市場への対応遅れや新製品の投入遅れから大きく落ち込み、期後半には挽回を図りましたが、通期では減収となりました。
損益も、減収に伴い大幅な減益、営業損失となりました。

**・電子機器・電子金属事業　売上高　６９０億円（同10.2%減）営業利益　２００億円（同33.5%減）**

半導体事業では、携帯電話用音源ＬＳＩが競争の激化による販売単価の低下により、前期比大幅な減収となりました。電子金属事業も、期前半は好調に推移しましたが、夏以降の市場の在庫調整により減収となりました。損益は、売上総利益の減少により前期比大幅な減益となりました。

**・レクリエーション事業　売上高１８３億円（同9.0%減）営業損失２３億円（前期は11億円の営業損失）**

国内旅行市場の厳しい市況の中、集客増と業務効率化に努めましたが、スキー人口の減少による集客不振や、台風等の天候不順も影響し減収に歯止めがかからず、損失が拡大しました。

**・その他事業　売上高　２３６億円（同9.6%減）　営業利益１．７億円（前期は2.1億円の営業損失）**

ゴルフ事業は、市況の低迷もあり前期比減収となりました。FA事業は中国市場での設備投資増加に伴い順調に推移しましたが、金型部品事業は、携帯電話用マグネシウム部品が在庫調整と携帯電話の低価格化によるマグネシウム需要の減少から減収となりました。また、自動車用内装部品事業も、採用車種のモデルチェンジの端境期となったことから売上減少となりました。一方、損益は、FA、金型部品事業での製造原価低減により営業黒字となりました。

**□ヤマハ株式会社単独の業績**　―単独も３期振りの減収減益―

ヤマハ株式会社単独業績については、売上高は、第３四半期業績発表時のほぼ予想通りの３，４１５億円（前期比1.1%減）となりました。利益については営業利益２２６億円（同16.0%減）経常利益２５１億円（同10.6%減）と第３四半期業績発表時予想を上回りました。当期純利益については、純損失２０億円の予想から２．６億円の純利益（同99.0%減）となりました。

**□２００６年３月期業績予想について**　―連結では増収増益を予想―

２００６年３月期は、中期経営計画「ＹＳＤ５０」の２年目として、基本方針である「持続的・安定的な高収益構造の確立」のため，最終年度の数値目標につながる成果を出す年度と位置付けています。中核事業である楽器事業，AV･IT事業の増収増益を見込むものの、計画策定当初の想定通り電子機器・電子金属事業の減収減益予想もあり、連結業績予想は、売上高５，４６０億円、営業利益３７０億円、経常利益４２５億円、当期純利益２９０億円の予想といたします。

単独業績については、売上高３，３４０億円、営業利益１８０億円、経常利益２１０億円、当期純利益１２０億円の予想といたします。

注）文章中の売上高、損益の数値は、原則億円未満四捨五入で記載しております。
また、（　）内は原則前期比増減率です。

以上

ヤマハ株式会社　広報部　〒108-8568 東京都港区高輪 2-17-11　Tel 03-5488-6601

Exhibit 6

April 28, 2005

**Company Name:** YAMAHA CORPORATION
**President and Representative Director:** Shuji Ito
**Code Number:** 7951 (First Section of Tokyo stock exchange)

***(Reference)***

## Summary of Fiscal 2005 results and Forecasts for Fiscal 2006

### Fiscal 2005 Results Summary
### *Sales and profits declined for the first time since fiscal 2002*

In fiscal 2005, consolidated sales declined 1.0% year on year, to ¥534.1 billion. Sales rose in the mainstay musical instruments segment. However, fiercer competition in the LSI sound chip business for mobile phones led to price declines, depressing sales in the electronic equipment and metal product segment, which consists mainly of semiconductors. Moreover, sales decreased in the lifestyle-related product segment, the recreation segment, and the other business segment.

Consolidated operating income fell 20.8%, to ¥35.7 billion, as profits increased in the musical instruments segment, but fell significantly in the electronic equipment & metal products segment. The AV/IT, lifestyle-related products, and recreation segments posted either lower profits or widening losses. Consolidated recurring profit declined 19.1%, to ¥41.3billion, reflected a contraction in equity-method income due to a change in the fiscal accounting period at YAMAHA Motor Co., Ltd., an equity-method affiliate. Consolidated net income declined 54.8%, to ¥19.7 billion, as ¥19.9 billion in extraordinary profits from the return of the substitutional portion of employee welfare pension funds and ¥6.5 billion in extraordinary profits from the sale of investment securities could not compensate for ¥32.7 billion in extraordinary losses from the early application of impairment loss accounting for tangible assets.

Compared with figures previously announced regarding outlook for fiscal 2005, net sales did not reach the target. However, figures for recurring profit and net income almost matched the forecasts.

**Sales and Operating Income by Business Segment:**

**Musical Instruments Sales of ¥302.6 billion (+3.1% year to year), operating income of ¥14.2 billion (+35.3% year to year)**

Sales increased, as the launch of the Electone STAGEA® organ fueled growth in the Japanese market for the first time in several years, and sales increased in South Korea, the Middle East, and China. In the North American market, sales rose on a local-currency basis. However, sales in the European market did not change due to sluggish sales in the leading local markets of Germany and France. By product, piano sales contracted, but sales of Electone and Clavinova among electrical instruments were higher and sales of professional audio equipment increased. Revenues from classroom instruction increased, as enrollment at music schools recovered slightly among both young children and juveniles, and music instruction for adults rose steadily, and higher enrollment buoyed revenues from English language classes. Revenues from ring-tone melody distribution services climbed on the back of growth in overseas markets. As a result, profits surged from year-earlier levels.

**AV/IT  Sales of ¥77.7 billion (  0.7%), operating income of ¥3.6 billion (  17.4%)**

Sales of medium and high-end amplifier-receivers increased, especially in the United States, but stiffer competition in Japan and Europe weighed down sales. For data-communications equipment, enterprise-use routers were well received and recorded sales growth. Nonetheless, segment sales as a whole declined slightly due the effect of the exchange rate fluctuations. Profits decreased as a result of contracting sales.

**Lifestyle-related Products  Sales of ¥42.8 billion (  4.3%), operating losses of ¥24 million (operating profit of ¥1.5 billion in fiscal 2004)**

In the first half of the fiscal year, sales of mainstay system bathroom products and system kitchen products fell steeply, reflecting YAMAHA s late response to the trend toward lower market prices and delayed introduction of new products. In the second half, the Company worked to forge a sales recovery, but sales contracted over the full term. The sharp sales decline prompted the segment to turn unprofitable at the operating level.

**Electronic Equipment and Metal Products  Sales of ¥69.0 billion (+10.2%), operating income of ¥20.0 billion (  33.5%)**

In the semiconductor business, more intense competition in the market for LSI sound chips used in mobile phones prompted unit price reductions, which in turn depressed sales considerably. In the electronic metal products business, sales were brisk in the first half of the fiscal year, but market inventory adjustments pushed down sales from summer to the end of the fiscal year. Profits fell substantially owing to the sales decline.

**Recreation  Sales of ¥18.3 billion (  9.0%), operating losses of ¥2.3 billion (operating losses of ¥1.1 billion in fiscal 2004)**

Amid difficult business conditions in the domestic travel market, the Company worked to attracted customers to its facilities and improve efficiency. However, the declining skier population led to sluggish customer numbers, and typhoons and other unfavorable weather conditions caused revenues to contract, and operating losses widened.

**Other Businesses  Sales of ¥23.6 billion (  9.6%), operating income of ¥170 million (operating losses of ¥210 million in fiscal 2004)**

Golf product sales fell, owing partially to sluggish market conditions. The factory automation business registered firm growth as capital investment rose in China. However, sales in the metallic molds and components business fell, reflecting contracting demand for magnesium, as inventories of magnesium components used in mobile phones were pared back and mobile phone prices turned lower. The automobile interior wood components business recorded lower sales because model changes for autos using the components entered a slow phase. However, the segment stayed profitable at the operating level on the back of major production cost declines in the metallic molds and components business.

Exhibit 7

# 2005年3月期
# 決算説明会

2005年5月2日
ヤマハ株式会社

# 2005/3期 決算の概要


YAMAHA

➢対前期減収減益

■ 楽器事業は3期連続の増収増益

売上高　2,934億円 → 3,026億円

営業利益　105億円 → 142億円

■ 電子機器・金属は、携帯電話用音源LSIを中心とする半導体の単価下落影響大きく、対前期大幅減益

営業利益　300億円 → 200億円

■ リビングは、「浴室」、「キッチン」に集約し、収益改善を目指す

■ レクリエーション施設を中心に、327億円の減損会計前倒し実施

■ 期末実質有利子負債残高ゼロは、2期前倒しで達成

■ 期末棚卸資産は、対前期末63億円増の784億円

# 2005/3期 業績概要

YAMAHA

➢前期実績に対し減収減益。営業利益はほぼ中期計画並みの水準

（億円）

| | 04/3実績 | 05/3実績 | +/▲ | 前回予想（2/10発表） | 中期計画 |
|---|---|---|---|---|---|
| 売上高 | 5,395 | 5,341 | ▲54 | 5,410 | 5,500 |
| 営業利益（営業利益率） | 451 (8.4%) | 357 (6.7%) | ▲94 | 360 | 365 |
| 経常利益（経常利益率） | 510 (9.5%) | 413 (7.7%) | ▲97 | 410 | 375 |
| 当期利益（当期利益率） | 435 (8.1%) | 197 (3.7%) | ▲238 | 195 | 400 |
| EPS(円) | 210.6 | 95.1 | − | | |
| ROE(%) | 18.4 | 7.4 | − | | |

| 為替レート | | 04/3 | 05/3 | 前回予想 | 中期計画 |
|---|---|---|---|---|---|
| 売上高 | US$ | 113 | 108 | 109 | 110 |
| | EUR | 133 | 135 | 135 | 127 |
| 利益 | US$ | 114 | 108 | 109 | 110 |
| | EUR | 129 | 133 | 134 | 127 |

# 2005/3期事業別業績


YAMAHA

（億円）

## 売上高

| | 04/3 | 05/3 | 前期比 | 中期計画 (05/3) |
|---|---|---|---|---|
| 合計 | 5,395 | 5,341 | (▲1.0%) | 5,500 |
| レク他 | 462 | 419 | (▲9.3) | 460 |
| リビング | 448 | 428 | (▲4.5) | 460 |
| 電子機器・金属 | 769 | 690 | (▲10.3) | 670 |
| AV・IT | 783 | 777 | (▲0.8) | 880 |
| 楽器 | 2,934 | 3,026 | (+3.1) | 3,030 |

( )内は前期比

04/3との比較での為替影響は▲38億円
（楽器▲31億円、AV・IT▲7億円）

## 営業利益

| | 04/3 | 05/3 | 中期計画 (05/3) |
|---|---|---|---|
| 合計 | 451 | 357 | 365 |
| レク他 | ▲13 | ▲21 | 3 |
| リビング | 15 | 0 | 12 |
| 電子機器・金属 | 300 | 200 | 155 |
| AV・IT | 44 | 37 | 40 |
| 楽器 | 105 | 142 | 155 |

04/3との比較での為替影響は＋14億円
（楽器▲1億円、AV・IT＋15億円）

# 楽器事業


YAMAHA

## 4Qの状況

- 4Qの実質売上は前年同期比 +7.0%の増収
  前回予想との比較では +0.4%の増収
- 期末在庫増加
- 音楽教室、春の生徒募集は前年に続き、前期実績を上回る見込み

## 通期の状況

- 売上高は前期に比べ実質 4.2%の増収
- 新機能エレクトーン「STAGEA」効果により、国内売上は久々に対前期増収。音楽教室生徒数も増加
- 現地通貨ベースで北米は対前期増収（＋4.2%）、欧州は大市場の独仏が低迷し、前期並みの売上
- 韓国、中近東順調。成長期待の中国、PAは、大きな伸びを見せるも期待値には届かず
- コンテンツ事業は不採算コンテンツ整理で収益改善


（億円）
656
700
704
▲47
▲31
▲33
前期
当期
前回予想
売上高
営業利益
（億円）
2,934
3,026
105
142
155
前期
当期
中期計画

# AV・IT事業



## 4Qの状況

- 秋以降、欧米ホームシアター市場が急激に落ち込み、4Q実質売上は、前年同期比81%と大幅な減収。また前回予想との比較でも減収
- 12月発表の「YSP-1」受注好調
- ルーターは、企業VOIP向けが期待値に届かず
- 期末在庫は対前期、前回予想に対し増加

## 通期の状況

- 対前期減収減益。対中期計画初年度100億円を超える減収
- 北米は、中高級レシーバー、HTiBを中心に実質前期比5.1%の成長。国内、欧州のAVは低調。成長期待の中国は、販売網整備が課題
- SCM推進で納期短縮実現
- ルーター、通信カラオケ総じて堅調



(億円)
195
▲2
158
▲11
201
▲3
売上高
営業利益
前期
当期
前回予想
(億円)
783
44
777
37
40
前期
当期
中期計画

# 電子機器・金属事業



## 4Qの状況

- 4Q業績は、ほぼ前回予想どおりとなったが、対前年同期では大幅な減収減益
- 携帯電話用音源LSIは、韓国メーカーの在庫調整一巡。但し、一層の単価下落進行
- 電子金属材料市場は、調整局面継続。材料価格再上昇

## 通期の状況

- 対前期減収減益
- 期前半は中期計画の予想を上回ったものの、期後半からは、ほぼ中期計画シナリオに沿った状況となる
- 主力の携帯電話用音源LSIは、在庫調整と競争激化による単価下落著しく、半導体は対前期減収減益
- デジタル家電景気で好調推移した電子金属材料市場は夏以後調整継続。回復は新年度後半
- 電子金属の製造原価低減は着実に進展し、対前期増益



(億円)
184
62
141
22
151
22
前期
当期
前回予想
売上高
営業利益
(億円)
769
300
690
200
155
前期
当期
中期計画

# リビング事業

YAMAHA

## 4Qの状況

- 4Q売上は前年同期および前回予想に沿った状況で、営業利益はほぼ前年同期並み
- 事業再建費用(退職金上乗せ7.5、製造設備廃棄等0.5)を特別損失として8億円計上

## 通期の状況

- 対前期減収減益
- 新築住宅着工は底堅く推移するものの、低価格化が進行し、競争激化。利益確保が難しい状況となっている
- 一方で、リフォーム市場拡大。ショールーム、マスPR等の消費者訴求が重要となる
- リビング事業再建のための構造改革計画策定。来期以後の収益改善目指す



(億円)
96
▲2
96
▲2
98
▲7
前期
当期
前回予想
売上高
営業利益
(億円)
448
15
428
0
12
前期
当期
中期計画

# レクリエーション事業



## 4Qの状況

- 対前年同期、前回予想とも売上減少
- スキー人口の減少で「キロロ」が対前年同期減収となったほか、ゴルフも集客減少
- 「はいむるぶし」増室(20室)オープン

## 通期の状況

- 集客減少に伴い、売上は前期比91%と減収
- 減収による売上総利益の減少を経費合理化で埋め切れず、損失幅拡大
- 320億円の固定資産減損実施。減価償却方法を定額法から定率法へ変更


(億円)
51
▲3
49
▲3
56
0
売上高
営業利益
前期
当期
前回予想
(億円)
201
▲11
183
▲23
▲6
前期
当期
中期計画

# その他事業


YAMAHA

## 4Qの状況

- 携帯電話用Mg部品の歩留改善、自動車用内装部品出荷増で、対前年同期大幅な増益
- ゴルフは市況悪化で対前年同期、前回予想とも減収減益
- 携帯電話の低価格化に伴い、Mg離れ進行

## 通期の状況

- セグメント全体では、対前期減収となるものの、部品・金型事業の損益大幅改善で営業黒字化
- 部品・金型事業は、フレキシブル基板用を中心にFA好調。PL部品は大幅減少、携帯電話用Mg部品の需要減
- 自動車用内装部品は、利益率低下。
- ゴルフは前期並みの売上、若干の営業赤字


(億円)
61
▲8
前期
62
2
当期
66
0
前回予想
売上高
営業利益
(億円)
261
▲2
前期
236
2
当期
9
中期計画

# 2005/3期「YSD50」初年度の評価


YAMAHA

- 新中期経営計画「YSD50」初年度の 2005/3期は残念ながら売上高、営業利益とも目標未達
- 高付加価値新製品や独創的新製品の市場投入など一定の前進も見られた。また、音楽制作用ソフト会社の買収等の外部技術導入も進展し、来期以降に成果を期待できる
- 中期での音関連新規事業創出のための「サウンドライフ戦略推進室」をスタートした
- ただ、一部事業の収益力悪化に加え、中国販売網整備、コストダウン施策、基幹システム再構築の遅れが課題。来期の最重要テーマとなる

# 中期経営計画「YSD50」の基本方針

YAMAHA


持続的・安定的な
高収益構造の確立


独創的かつ高品質な
商品開発／事業創出


企業の社会的責任
（CSR）を重視した経営

# 持続的・安定的な高収益構造の確立

YAMAHA

## ■事業の収益性向上

ー高粗利差別化商品群の開発
（MarkⅣ、ChicagoTp、RX-V1500/2500、RTX1500）





## ■中国市場戦略推進

ー杭州ヤマハ（ピアノ・ギター）操業開始、本格的生産へ
ー上海に「ヤマハ総合サービス・センター」を開設

## ■CA市場における成長

ー設備音響市場のデジタル化をリード
ー欧米の教会、ホール、ライブ市場、放送局、
制作市場での拡売

## ■国内市場活性化

ー「STAGEA」好調



ーヤマハ音楽教室在籍者数が14年振りに反転上昇。大人の音楽教室好調


YAMAHA



## ■全社コストダウン施策

ー製造改革、購買CD等推進

# 独創的かつ高品質な商品開発/事業創出 YAMAHA

## ■独創的な技術
－独自開発のAEM音源を搭載
「Disklavier MarkⅣ」
－楽器初のネットダイレクト接続「STAGEA」
－新たなビジネスユニットの芽「YSP-1」



## ■斬新なデザイン
－新デザイン 電子ピアノ「CLP-F01」



## ■技術導入
－Steinberg社買収（音響機器事業強化）
－1Limited社との技術提携（デジタルサウンドプロジェクター）

## ■新事業を目指して
－「サウンドライフ戦略推進室」設置、新たな事業の芽作り

# 企業の社会的責任(CSR)を重視した経営



## ■音楽教育事業を通じた社会貢献

ー音楽教室出身アーティストの活躍





## ■演奏する場、楽しむ機会の提供



浜名湖花博（2004.4.8−10.11）
会場での「自由演奏会」



## ■環境への取り組み

ー全工場でのゼロエミッション活動推進



「太陽光発電システム」

# 2006/3期の位置付け


YAMAHA

- 2006/3期は、2007/3期数値目標、営業利益500億円達成に向けて、大変重要な期と認識
- 楽器事業の収益力強化が最重点テーマ
- そのため、遅れている中国販売網整備、コストダウン施策、基幹システム整備を加速化する
- 携帯電話用音源LSIは、ますます不透明感増すが、利益確保に全力を尽くす
- 併せて、リビング、レクリエーション事業の収益改善に注力
- 技術提携、技術導入による成果拡大や「サウンドライフ戦略推進室」での具体的成果期待

# 2006/3期 業績予想

YAMAHA

- 施策の遅れもあり、中期計画に対し、減収減益計画とするが、前期に対しては増収増益計画とし、あくまで2007/3期、営業利益500億円達成を目指す

(億円)

| | 05/3 実績 | 06/3 予想 | 伸び率 | 中期計画 |
|---|---|---|---|---|
| 売上高 | 5,341 | 5,460 | +2.2% | 5,650 |
| 営業利益<br>(営業利益率) | 357<br>(6.7%) | 370<br>(6.8%) | +3.6% | 400 |
| 経常利益<br>(経常利益率) | 413<br>(7.7%) | 425<br>(7.8%) | +2.9% | 430 |
| 当期利益<br>(当期利益率) | 197<br>(3.7%) | 290<br>(5.3%) | +47.2% | 310 |
| EPS(円) | 95.1 | 140.7 | – | |
| ROE(%) | 7.4 | 10.1 | – | |

| 為替レート | | 05/3実績 | 06/3予想 | 中期計画 |
|---|---|---|---|---|
| 売上高 | US$ | 108 | 105 | 110 |
| | EUR | 135 | 134 | 127 |
| 利益 | US$ | 108 | 105 | 110 |
| | EUR | 133 | 134 | 127 |

# 2006/3期事業別業績予想


YAMAHA

## 売上高

(億円)

| | 05/3 | 06/3 予想 | | 中期計画 (06/3) |
|---|---|---|---|---|
| 合計 | 5,341 | 5,460 | (+2.2%) | 5,650 |
| レク他 | 419 | 440 | (+5.0.) | 490 |
| リビング | 428 | 415 | (▲3.0) | 470 |
| 電子機器・金属 | 690 | 585 | (▲15.2) | 590 |
| AV・IT | 777 | 890 | (+14.5) | 930 |
| 楽 器 | 3,026 | 3,130 | (+3.4) | 3,170 |

( )内は前期比

05/3との比較での為替影響は▲31億円
(楽器▲22億円、AV・IT▲9億円)

## 営業利益

| | 05/3 | 06/3 予想 | 中期計画 (06/3) |
|---|---|---|---|
| 合計 | 357 | 370 | 400 |
| レク他 | ▲21 | 5 | 10 |
| リビング | 0 | 0 | 20 |
| 電子機器・金属 | 200 | 100 | 95 |
| AV・IT | 37 | 50 | 55 |
| 楽 器 | 142 | 215 | 220 |

05/3との比較での為替影響は+6億円
(楽器▲1億円、AV・IT+7億円)

# 楽器事業


YAMAHA

・市場は一部に明るさは見られるものの、依然不透明

・欧米、中国市場での中国製品台頭。低価格化の動き

・07/3期300億円達成に繋げる期とし、6つのコア戦略を着実に推進する

①国内市場活性化 ②高付加価値商品の拡売 ③中国市場、設備音響市場での成長
④製造改革 ⑤人材開発 ⑥業務プロセス改革


売上高
2,934
3,030
3,026
3,170
3,130
3,340
04/3
05/3
06/3
07/3
営業利益
(億円)
105
155
142
220
215
310
04/3
05/3
06/3
07/3
「YSD50」計画
実績及び今回予想

# AV・IT事業


YAMAHA

・欧米ホームシアター市場の動き鈍化。競争激化と一層の低価格化進行
・日本では薄型大画面TV普及によるホームシアターインフラ整いつつある

・デジタルサウンドプロジェクター拡売
・既存事業(ホームシアター、通信カラオケ、ルーター)での競争力維持強化
・SCMの更なる推進による納期短縮(90日→56日)


売上高
783
880
777
930
890
980
04/3
05/3
06/3
07/3
営業利益
(億円)
44
40
37
55
50
65
04/3
05/3
06/3
07/3
□「YSD50」計画
■実績及び今回予想

# 電子機器・金属事業


YAMAHA

- 2005年の世界携帯電話市場は5～10%の伸びを予想
- 高機能化と低価格化でメーカー間競争激化。部品メーカーへのコストダウン要求加速化
- 調整続くデジタル家電向け半導体市場は、期後半に回復を予想

- 携帯電話用音源LSIでのシェア確保
- 携帯電話用途以外の新製品の開発と市場導入
- 電子金属は、原価低減継続による収益力強化とオーリン社との協業による銅系コネクター材料の拡大


売上高
769
670
690
590
585
550
04/3
05/3
06/3
07/3
営業利益
（億円）
300
155
200
95
100
75
04/3
05/3
06/3
07/3
□「YSD50」計画
■ 実績及び今回予想

# リビング事業


YAMAHA

・新築住宅着工市場が伸び悩む中、各社リフォーム市場に向けた動き活発化

・当期での営業利益黒字化と中期でのビジネスモデル確立

・事業の「選択」と「集中」、卸営業改革、コスト改革、要員構造改革といった一連の事業構造改革を着実に遂行する


売上高
448
460
428
470
415
500
04/3
05/3
06/3
07/3
営業利益
(億円)
15
12
0
20
0
25
04/3
05/3
06/3
07/3
□「YSD50」計画
■実績及び今回予想

# レクリエーション事業


YAMAHA

・低価格化と本物志向の二極化進行

・減価償却費減少に加え、増売による大幅な損益改善

・・・・ 2007/3期営業黒字化目標

・地域、施設の特色を活かした差別化提案による集客確保

・施設の品質向上と安全対策徹底


売上高
201
205
183
210
200
210
04/3
05/3
06/3
07/3
営業利益
(億円)
□「YSD50」計画
■実績及び今回予想
▲11
▲6
▲23
▲3
▲5
1
04/3
05/3
06/3
07/3

# その他事業


YAMAHA

・部品事業は、完成品メーカーからのコストダウン圧力継続
・ゴルフは市場縮小する中で、競争激化

・自動車用内装部品は新規顧客開拓と製造力強化
・デジタルカメラ等Mg成形部品の生産確保と更なる原価低減
・ゴルフは差別化商品の開発とブランド認知度向上による増売


売上高
261
255
236
280
240
320
04/3
05/3
06/3
07/3
営業利益
(億円)
▲2
9
2
13
10
24
04/3
05/3
06/3
07/3
□「YSD50」計画
■ 実績及び今回予想

# 棚 卸 資 産


YAMAHA

➢05/3末在庫は、楽器、AVを中心に対前期増加
➢SCMの整備により、06/3期末在庫は削減の計画

(億円)

| | 03/3 | 04/3 | 05/3 | 06/3 (予想) |
|---|---|---|---|---|
| 仕掛品/材料 | 248 | 250 | 269 | 237 |
| 他 製品 | 61 | 14 | 4 | 17 |
| AV・IT | 84 | 82 | 101 | 77 |
| 楽 器 | 408 | 375 | 410 | 363 |
| 合計 | 801 | 721 | 784 | 694 |

＊04/3以後の他製品には、在庫評価減を含む

# 設備投資・減価償却費/研究開発費


YAMAHA

## 設備投資・減価償却費

（億円）

| | 03/3 | 04/3 | 05/3 | 06/3（予想） |
|---|---|---|---|---|
| その他 | 31 | 49 | 53 | 56 |
| 電子機器・金属 | 34 | 44 | 50 | 48 |
| AV・IT | 16 | 18 | 11 | 17 |
| 楽器 | 88 | 101 | 113 | 119 |
| 設備投資 合計 | 169 | 212 | 227 | 240 |
| 減価償却費 | (176) | (175) | (190) | (199) |

## 研究開発費

| | 03/3 | 04/3 | 05/3 | 06/3（予想） |
|---|---|---|---|---|
| その他 | 22 | 22 | 22 | 24 |
| 電子機器・金属 | 32 | 34 | 45 | 49 |
| AV・IT | 52 | 49 | 51 | 50 |
| 楽器 | 118 | 120 | 112 | 107 |
| 合計 | 224 | 225 | 230 | 230 |

# 実質有利子負債


YAMAHA

➢「YSD50」で掲げた実質有利子負債ゼロを05/3末に2年前倒しで達成。

(億円)

**フリーキャッシュフロー**

| 03/3 | 04/3 | 05/3 | 06/3(予想) |
|---|---|---|---|
| 114 | 395 | 267 | 36 |

**実質有利子負債**

| | 03/3末 | 04/3末 | 05/3末 | 06/3末(予想) |
|---|---|---|---|---|
| 転換社債 | 243 | | | |
| 長短借入金 —現預金 | 217 | 168 | ▲46 | ▲24 |
| 合計 | 460 | | | |

＊上記の他に

| | 03/3末 | 04/3末 | 05/3末 | 06/3末(予想) |
|---|---|---|---|---|
| リゾート預託金残高 | 368 | 308 | 289 | 267 |

# 予想貸借対照表

YAMAHA

（億円）

| | 03/3末 | 04/3末 | 05/3末 | 06/3末 |
|---|---|---|---|---|
| 現預金 | 445 | 321 | 512 | 301 |
| 売上債権 | 791 | 787 | 716 | 858 |
| 棚卸資産 | 801 | 721 | 784 | 694 |
| 他流動資産 | 174 | 188 | 244 | 255 |
| 固定資産 | 2,916 | 3,070 | 2,800 | 2,924 |
| 資産計 | 5,127 | 5,087 | 5,056 | 5,032 |
| 仕入債務 | 395 | 399 | 377 | 418 |
| 借入金 | 661 | 489 | 466 | 277 |
| 転換社債 | 243 | 0 | 0 | 0 |
| 他負債 | 1,683 | 1,602 | 1,461 | 1,336 |
| 資本計 | 2,145 | 2,597 | 2,752 | 3,001 |
| 負債・資本計 | 5,127 | 5,087 | 5,056 | 5,032 |

＊他負債に少数株主持分を含む

# 付属資料

# 2005/3期 4Q業績概要

YAMAHA

➢前回予想(2/10)に対し、AVを中心に69億円の減収。
営業利益は前回予想並み

(億円)

| | 04/3 4Q実績 | 05/3 4Q実績 | +/▲ | 前回予想(2/10発表) |
|---|---|---|---|---|
| 売上高 | 1,242 | 1,206 | ▲36 | 1,275 |
| 営業利益(営業利益率) | 0 (0%) | ▲24 | ▲24 | ▲21 (▲1.6%) |
| 経常利益(経常利益率) | ▲2 (▲0.2%) | ▲34 | ▲32 | ▲37 (▲2.9%) |
| 当期利益(当期利益率) | ▲22 (▲1.8%) | 4 (0.3%) | +26 | 2 (0.2%) |

| 為替レート | | 04/3 4Q実績 | 05/3 4Q実績 | 前回4Q予想 |
|---|---|---|---|---|
| 売上高 | US$ | 107 | 105 | 110 |
| | EUR | 134 | 137 | 134 |
| 利益 | US$ | 108 | 104 | 110 |
| | EUR | 128 | 135 | 134 |

# 営業外損益、特別損益



(億円)

| | 04/3実績 | 05/3実績 | 06/3予想 |
|---|---|---|---|
| **営業外損益** | | | |
| 持分法利益 | 104 | 91 | 110 |
| 金融収支 | ▲10 | ▲ 3 | ▲ 6 |
| その他 | ▲35 | ▲32 | ▲49 |
| 計 | + 59 | + 56 | +55 |
| **特別損益** | | | |
| 固定資産処分損益 | ▲23 | ▲11 | ▲ 4 |
| その他 | ▲12 | ▲67 | ▲ 6 |
| 計 | ▲35 | ▲78 | ▲10 |
| **法人税他** | | | |
| 法人税等 | 35 | 134 | 121 |
| 少数株主持分 | 5 | 4 | 4 |
| 計 | 40 | 138 | 125 |

04/3実績 その他 ▲12 の内訳:
- 総報酬制移行過年度社会保険料▲9
- EC課徴金 ▲3

05/3実績 その他 ▲67 の内訳:
- 代行返上益 199
- 投資有価証券損益 65
- 減損損失 ▲327

# 国内楽器市場推移

YAMAHA

## 国内楽器市場卸売上高推移 <カテゴリー別（除PA）>



1200
1000
800
600
400
200
0
1,049
1,079
(103%)
1,037
(96%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
電子オルガン
ピアノ
04/3
05/3
(推定)
06/3
(予想)


## ヤマハ卸ベース売上高（除PA）

（ ）内は前期比



卸金額
(億円)
600
500
400
300
200
100
0
490
534
(109%)
522
(98%)
管楽器
弦打楽器
シンセ等
PK
電子ピアノ
電子オルガン
ピアノ
04/3
05/3
06/3
(予想)

# アメリカ楽器市場推移

YAMAHA

## 米楽器市場卸売上高推移 <カテゴリー別(除PA)>



2000
1500
1000
500
0
1,883
1,888
(100%)
1,908
(101%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
電子オルガン
ピアノ
04/3
05/3
(推定)
06/3
(予想)


## ヤマハ卸ベース売上高(除PA)

( )内は前期比

卸金額 (百万$)

500
400
300
200
100
0
448
464
(104%)
494
(106%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
ピアノ
04/3
05/3
06/3
(予想)

# 欧州楽器市場推移


YAMAHA

欧州楽器市場卸売上高推移
<カテゴリー別(除PA)>

2000
1500
1000
500
0
1,659
1,658
(100%)
1,698
(102%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
ピアノ
04/3
05/3
(推定)
06/3
(予想)

ヤマハ卸ベース売上高(除PA)

( )内は前期比

卸金額
(百万EURO)

500
400
300
200
100
0
382
377
(99%)
400
(106%)
管楽器
弦打楽器
シンセ 等
PK
電子ピアノ
ピアノ
04/3
05/3
06/3
(予想)

# ホームシアター市場規模
(ホームシアターシステム＋アンプ・レシーバー)

YAMAHA

## ＜ホームシアターシステム＞

- 市場は成長しているが、伸び率は鈍化。2006年は台数ベースで前年比8%の伸びを予測。低価格が進行
- 北米は、HTiB、DVD内蔵型とも伸び率鈍化。特にDVD内蔵型は2%程度の低成長
- 欧州はDVD内蔵型が中心の市場(全体の90%)で、2006年は台数ベースで7%の成長を見込む。低価格化で乱売傾向
- 日本は薄型テレビ増加で、市場インフラの整備進む
- アジア、中国市場での大きな成長が見込まれる

## ＜AVアンプ・レシーバー＞

- 世界全体では、市場縮小傾向
- 2006年の北米市場は、台数ベースで前期比90%を予測。欧州、日本でも市場はやや縮小
- アジア、中国市場では市場拡大。中国ではAVレシーバー＋スピーカーのパッケージ販売が増える傾向


1,243
1,155
1,022
836
570
他
日本
欧州
北米
02
03
04
05
(予想)
06
(予想)


数量
(万台)
351
325
305
297
284
他
日本
欧州
北米
02
03
04
05
(予想)
06
(予想)

# AV マーケットシェア


YAMAHA

〈日本〉

ホームシアターシステム
金額シェア（GfKJ）

20%
10%
0%

14%
10%
14%
14%

'01 '02 '03 '04 '05(1−3月)

AVアンプ：金額シェア（GfKJ）

40%
30%
20%
10%
0%

23%
35%
39%
33%
29%

'01 '02 '03 '04 '05(1−3月)

〈アメリカ〉

ホームシアターシステム
金額シェア（INTELECT）

10%
5%
0%

7%
6%
8%
9%

'01 '02 '03 '04 '05(1−2月)

AVアンプ：金額シェア（INTELECT）

40%
30%
20%
10%
0%

'01 '02 '03 '04 '05(1−2月)

# 売上高詳細

YAMAHA

(億円)

## AV･IT

| | 04/3（実績） | 05/3（実績） | 06/3（予想） |
|---|---|---|---|
| AV | 719 | 706 | 803 |
| ルーター | 64 | 71 | 87 |
| 計 | 783 | 777 | 890 |

## 電子機器･金属

| | 04/3（実績） | 05/3（実績） | 06/3（予想） |
|---|---|---|---|
| 半導体 | 640 | 567 | 458 |
| 金属 | 129 | 123 | 127 |
| 計 | 769 | 690 | 585 |

## リビング

| | 04/3（実績） | 05/3（実績） | 06/3（予想） |
|---|---|---|---|
| 浴室 | 209 | 201 | 196 |
| キッチン | 172 | 165 | 160 |
| その他 | 67 | 62 | 59 |
| 計 | 448 | 428 | 415 |

## その他

| | 04/3（実績） | 05/3（実績） | 06/3（予想） |
|---|---|---|---|
| 自動車部品 | 109 | 102 | 112 |
| ゴルフ | 22 | 21 | 27 |
| YFT他 | 130 | 113 | 101 |
| 計 | 261 | 236 | 240 |

# 2006/3期1Q事業セグメント別予想


YAMAHA

## 売上高

(億円)

| | 05/3 | 06/3 (予想) | | 06/3 [為替影響=▲6 調整後] | |
|---|---|---|---|---|---|
| 合計 | 1,329 | 1,258 | (▲5.3%) | 1,264 | (▲4.9%) |
| レク他 | 101 | 95 | (▲5.9) | 95 | |
| リビング | 104 | 102 | (▲1.9) | 102 | |
| 電子機器・金属 | 212 | 136 | (▲35.8) | 136 | |
| AV・IT | 177 | 176 | (▲0.6) | 178 | (+0.6) |
| 楽器 | 736 | 749 | (+1.8) | 753 | (+2.3) |

( )内は前期比

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。
従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 7

# Analyst and Investor Briefing on the Fiscal Year Ended March 31, 2005

(April 1, 2004 to March 31, 2005)

May 2, 2005

YAMAHA CORPORATION

# Fiscal 2005 Results Summary


YAMAHA

➢ Sales and profits declined year to year

- Musical Instruments segment: Sales and profits rose three consecutive years
  - Sales: ¥293.4 billion → ¥302.6 billion
  - Operating income: ¥10.5 billion → ¥14.2 billion
- Electronic Equipment & Metal Products: Semiconductor unit prices fell sharply (particularly LSI sound chips for mobile phones), depressing sale considerably
  - Operating income: ¥30.0 billion → ¥20.0 billion
- Worked to bolster use of system baths and kitchens in lifestyle-related products segment and enhance earnings
- Recorded ¥32.7 billion in impaired losses ahead of schedule, mainly from recreational facilities
- Interest-bearing debt balance effectively reduced to zero at fiscal year-end, two years ahead of schedule
- Inventory assets up ¥6.3 billion YoY, to ¥78.4 billion at term-end

# Performance in FY2005


YAMAHA

➢ Sales and income were lower than the previous year. Operating income is approximately the same as the medium-term plan.

(Billions of Yen)

| | FY2004 Results | FY2005 Results | Increase/ (Decrease) | Previous Projections (Feb. 10) | Medium-term Plan |
|---|---|---|---|---|---|
| Net Sales | 539.5 | 534.1 | (5.4) | 541.0 | 550.0 |
| Operating Income (Operating Income Ratio) | 45.1 (8.4%) | 35.7 (6.7%) | (9.4) | 36.0 | 36.5 |
| Recurring Profit (Recurring Profit Ratio) | 51.0 (9.5%) | 41.3 (7.7%) | (9.7) | 41.0 | 37.5 |
| Net Income (Net Income Ratio) | 43.5 (8.1%) | 19.7 (3.7%) | (23.8) | 19.5 | 40.0 |
| EPS (Yen) | 210.6 | 95.1 | — | | |
| ROE (%) | 18.4 | 7.4 | — | | |

| Currency Exchange Rate | | FY2004 | FY2005 | Previous Projections | Medium-term Plan |
|---|---|---|---|---|---|
| Net Sales | US$ | 113 | 108 | 109 | 110 |
| | EUR | 133 | 135 | 135 | 127 |
| Operating Income | US$ | 114 | 108 | 109 | 110 |
| | EUR | 129 | 133 | 134 | 127 |

# Net Sales and Operating Income by Business Segment in FY2005


YAMAHA

## Net Sales

(Billions of Yen)

| Segment | FY2004 | FY2005 | Change | Medium-term plan |
|---|---|---|---|---|
| Total | 539.5 | 534.1 | (−1.0%) | 550.0 |
| Recreation & Others | 46.2 | 41.9 | (−9.3) | 46.0 |
| Lifestyle-Related Products | 44.8 | 42.8 | (−4.5) | 46.0 |
| Electronic Equipment and Metal Products | 76.9 | 69.0 | (−10.3) | 67.0 |
| AV/IT | 78.3 | 77.7 | (−0.8) | 88.0 |
| Musical Instruments | 293.4 | 302.6 | (+3.1) | 303.0 |

The impact of foreign currency factors was −¥3.8 billion compared with the year ended March 31, 2004. (−¥3.1 billion in Musical Instruments and−¥ 0.7 billion in AV/IT)

## Operating Income

| Segment | FY2004 | FY2005 | Medium-term plan |
|---|---|---|---|
| Total | 45.1 | 35.7 | 36.5 |
| Recreation & Others | (1.3) | (2.1) | 0.3 |
| Lifestyle-Related Products | 1.5 | 0 | 1.2 |
| Electronic Equipment and Metal Products | 30.0 | 20.0 | 15.5 |
| AV/IT | 4.4 | 3.7 | 4.0 |
| Musical Instruments | 10.5 | 14.2 | 15.5 |

The impact of foreign currency factors was ¥1.4 billion compared with the year ended March 31, 2004. (−¥0.1 billion in Musical Instruments and ¥1.5 billion in AV/IT)

*Figures in parentheses represent changes from the previous period.

# Musical Instruments



## 4Q Overview

- Actual sales in local currency terms rose 7.0% YoY.

  0.4% above previous projections in local currency terms
- Term-end inventories were up
- Student recruitment for spring music schools is expecting better results two years in a row.

## FY2005 Overview

- Actual sales increased 4.2% YoY
- Domestic sales rose YoY for first time in a long while, thanks to the high-performance Electone "STAGEA"; music school student numbers increased
- US sales rose (+4.2%) on local-currency basis, European sales were flat, as sales flagged in major markets of Germany and France
- Brisk sales in South Korea, Middle East; sales rose in promising China and professional audio equipment, but failed to reach expectations
- In contents business, profits improved following liquidation of unprofitable operations


(Billions of Yen)
65.6
(4.7)
FY2004
70.0
(3.1)
FY2005
70.4
(3.3)
Previous projections
Sales
Operating Income/Loss
(Billions of Yen)
293.4
10.5
FY2004
302.6
14.2
FY2005
303.0
15.5
Medium-term plan

# AV/IT



## 4Q Overview

- Home theater market slumped rapidly in Europe and US starting in autumn, 4Q sales plummeted 19.0% from the same period of the previous year; sales undershot the previous projections.
- Robust orders for "YSP-1" digital sound projector launched in December
- Router sales for enterprise-use VoIP fell short of expectations
- Inventories at fiscal year-end up YoY and exceeded the previous projections

## FY2005 Overview

- Sales and profits declined YoY; sales undershot target for first year of medium-term plan by more than ¥10 billion
- North American sales rose 5.1% YoY, underpinned by medium and high-end receivers and HTiB; AV sales stagnant in Japan, Europe; building a sales network in promising Chinese market is now crucial
- Delivery times shortened through promotion of supply chain management (SCM)
- Sales of routers and online *karaoke* equipment were generally strong



(Billions of Yen)
19.5
15.8
20.1
(0.2)
(1.1)
(0.3)
FY2004
FY2005
Previous projections
Sales
Operating Income/Loss
(Billions of Yen)
78.3
77.7
4.4
3.7
4.0
FY2004
FY2005
Medium-term plan

# Electronic Equipment and Metal Products


YAMAHA

## 4Q Overview

- Results largely matched forecasts, but sales and profits fell substantially from the same period of the previous year.
- LSI sound chips for mobile phones, benefited from end to inventory adjustments of mobile phone manufacturers in South Korea, but unit prices decreased further.
- Electronic metal materials market remained in contraction phase; material prices turned higher again.

## FY2005 Overview

- Sales and profits declined YoY.
- Results were above targets of medium-term plan in 1H, but were largely on target in 2H
- For core LSI sound chips for mobile phones, inventory adjustments and stiffer competition sharply depressed unit prices; semiconductor sales and profits fell YoY.
- Amid change of digital home electronics market, electronic metal material markets were under adjustment after summer. Recovery is expected in the later half of the fiscal year.
- Production costs of electronic metals declined steadily and profits increased YoY.


(Billions of Yen)
8.4
6.2
14.1
2.2
15.1
2.2
FY2004
FY2005
Previous projections
Sales
Operating Income
(Billions of Yen)
76.9
30.0
69.0
20.0
15.5
FY2004
FY2005
Medium-term plan

# Lifestyle-Related Products




YAMAHA

## 4Q Overview

- 4Q sales were in line with the same period of FY2004 and the previous projections. Operating loss was flat YoY.
- Company booked ¥0.8 billion in extraordinary losses from restructuring expenditures (¥0.75 billion for special retirement payment, ¥0.05 billion for scrapping production facilities, other costs)

## FY2005 Overview

- Sales and profits decreased YoY.
- Construction starts held steady, but prices moved lower and competition intensified; maintaining earnings was problematic
- Remodeling market grew, company directed resources to showrooms, mass PR, other appeals to consumers
- Reform measures enacted for restructuring life-style related product segment, Company targeted profit recovery in fiscal 2006 onward


(Billions of Yen)
9.6
(0.2)
FY2004
9.6
(0.2)
FY2005
9.8
(0.7)
Previous projections
Sales
Operating Income/Loss
(Billions of Yen)
44.8
1.5
FY2004
42.8
0
FY2005
1.2
Medium-term plan

# Recreation



YAMAHA


## 4Q Overview

- Revenues were below the previous year and under previous projections.
- Compared with the same period of the pervious year, decline in skiing population depressed sales at Kiroro resort, golfing customers declined.
- Twenty new rooms opened at "Haimurubushi."

## FY2005 Overview

- As a result of declining customer numbers, revenues plunged 9.0% from the previous year.
- Streamlining failed to offset falling gross profits from decline in revenues, and losses widened.
- Company booked ¥32 billion in impaired losses on fixed assets; switched from straight line method to declining balance method for depreciation.

(Billions of Yen)

| | FY2004 | FY2005 | Previous projections |
|---|---|---|---|
| Sales | 5.1 | 4.9 | 5.6 |
| Operating Income/Loss | (0.3) | (0.3) | 0 |

(Billions of Yen)

| | FY2004 | FY2005 | Medium-term plan |
|---|---|---|---|
| Sales | 20.1 | 18.3 | |
| Operating Income/Loss | (1.1) | (2.3) | (0.6) |

# Others



## 4Q Overview

- Profits increased sharply YoY as production yields rose for magnesium components used in mobile phones, automobile interior wood component shipments climbed YoY.
- Sales and profits from golf products declined from the previous year and undershot forecasts as market conditions deteriorated.
- Magnesium used less in mobile phones amid trend toward lower prices.

## FY2005 Overview

- Segment sales were down overall from the previous year, but operating income moved into black as earnings from components & metallic molds improved substantially.
- In components & metallic molds business, FA revenues were brisk, especially in flexible printed circuit board area; plastic component sales plummeted; demand for magnesium components for mobile phones contracted
- Profit margins fell for automobile interior wood components
- Golf products recorded flat sales, slight operating losses.



(Billions of Yen)
6.1
(0. 8)
FY2004
6.2
0.2
FY2005
6..6
0
Previous
projections
Sales
Operating
Income/Loss
26.1
FY2004
23.6
0.2
FY2005
0.9
Medium-term plan

# Evaluation for first fiscal year of "YSD50" plan in fiscal 2005


YAMAHA

- Unfortunately, sales and operating income failed to reach goals for first year of YSD50 plan in fiscal 2005
- Some progress seen from introduction of new value-added and creative products; introduced outside technology through acquisition of music-composition software company, other moves, which should reap rewards in fiscal 2006 onward
- Started Sound Life Marketing & Development Laboratory for creating new sound-related businesses during fiscal year
- But profit capabilities eroded in some businesses; Company late in establishing sales network in China, reducing costs, and reforming key information systems. These pursuits are the main issues for FY2006.

# Basic policies of YSD50 medium-term plan


YAMAHA


Achieving sustained development and
stable high earnings


Creating and Development
Innovative, High-Quality Products
and Business


Emphasizing Corporate Social
Responsibility
(CSR)

# Achieving sustained development and stable high earnings

YAMAHA

## ■ Enhance business profitability

- ➢ Developing profitable product lines with high competitive edge (Mark IV, ChicagoTp, RX-V1500/2500, RTX1500)





## ■ Promoting strategies for the Chinese market

- ➢ Building strategies and starting full-fledged production at Hangzhou Yamaha (pianos, guitars)
- ➢ Founded Yamaha General Service Center in Shanghai

## ■ Growth in Commercial audio equipment market

- ➢ Taking lead in digitalization of professional audio equipment market
- ➢ Expanding into European-US church, hall, live markets, broadcast station, and musical production market

## ■ Invigorating Japanese market

- ➢ STAGEA proving popular



- ➢ YAMAHA music school students turning higher for first time in 14 years; music schools for adults on rise


YAMAHA



## ■ Policies for Company-wide cost reductions

- ➢ Promoting reform in manufacturing, cutting-down purchasing cost, etc.

# Creating and Development Innovative, High-Quality Products and Business


YAMAHA

## ■ Developing original technologies

- Disklavier Mark IV
  Incorporating the AEM sound source developed originally by YAMAHA
- STAGEA
  The first musical instrument to connect directly with the Internet
- YSP-1
  A budding, new business



## ■ Introducing technologies from outside

- Acquisition of Steinberg
  strengthen YAMAHA' s PA business
- Technological alliance with 1Limited for developing digital sound projector

## ■ Aiming to create new business opportunities

- Establishment of the "Sound Life Marketing & Development Laboratoryt" to develop new business opportunities

## ■ Introducing Innovative design

- CLP-F01
  A newly designed electronic piano



# Emphasizing Corporate Social Responsibility (CSR)


YAMAHA

- Contributing to community development by promoting music education
  - Promoting artists who have attended YAMAHA music school





- Offering venues for musical performances, opportunities for enjoying music
  - Free concerts at Hamanako Flower Expo (April 8-October 11 2004)



- Environmental initiatives
  - Promoting policies for total elimination of emissions at plants



solar power generation device

# Position in fiscal 2006


YAMAHA

- Recognize fiscal year as crucial phase for reaching ¥50 billion goal for operating income in fiscal 2007
- Strengthening profit capabilities in musical instrument segment is key theme
- Toward this end, establishing sales network in China following delays, reducing costs, and accelerating key information systems installation
- Despite increasingly uncertain outlook for LSI sound chips for mobile phones, working diligently to maintain profits
- Focusing on improving earnings from lifestyle-related products, recreation segments
- Expecting increasing benefits from technological tie-ups and technology import and visible results from Sound Life Marketing & Development Laboratory

# Forecasts of Business Performance in FY2006


YAMAHA

- Forecasting lagging sales and profits compared with medium-term plan, due partially to late policy initiatives, but targeting sales and profit growth YoY, with operating income reaching ¥50 billion in fiscal 2007

(Billions of Yen)

| | FY2005 Results | FY2006 Forecasts | Increase/ (Decrease) | Medium-term Plan |
|---|---|---|---|---|
| Net Sales | 534.1 | 546.0 | +2.2% | 565.0 |
| Operating Income (Operating Income Ratio) | 35.7 (6.7%) | 37.0 (6.8%) | +3.6% | 40.0 |
| Recurring Profit (Recurring Profit Ratio) | 41.3 (7.7%) | 42.5 (7.8%) | +2.9% | 43.0 |
| Net Income (Net Income Ratio) | 19.7 (3.7%) | 29.0 (5.3%) | +47.2% | 31.0 |
| EPS (Yen) | 95.1 | 140.7 | — | |
| ROE (%) | 7.4 | 10.1 | — | |

| Currency Exchange Rate | | FY2005 | FY2006 | Medium-term Plan |
|---|---|---|---|---|
| Net Sales | US$ | 108 | 105 | 110 |
| | EUR | 135 | 134 | 127 |
| Operating Income | US$ | 108 | 105 | 110 |
| | EUR | 133 | 134 | 127 |

# Forecasts of Net Sales and Operating Income by Business Segment in FY2006


YAMAHA

## Net Sales

(Billions of Yen)

| | FY2005 | FY2006 (Projection) | | FY2006 (Medium-term plan) |
|---|---|---|---|---|
| Total | 534.1 | 546.0 | (+2.2%) | 565.0 |
| Recreation & Others | 41.9 | 44.0 | (+5.0) | 49.0 |
| Lifestyle-Related Products | 42.8 | 41.5 | (−3.0) | 47.0 |
| Electronic Equipment and Metal Products | 69.0 | 58.5 | (−15.2) | 59.0 |
| AV/IT | 77.7 | 89.0 | (+14.5) | 93.0 |
| Musical Instruments | 302.6 | 313.0 | (+3.4) | 317.0 |

The impact of foreign currency factors was −¥3.1 billion compared with the year ended March 31, 2005. (−¥2.2 billion in Musical Instruments and−¥ 0.9 billion in AV/IT)

## Operating Income

| | FY2005 | FY2006 (Projection) | FY2006 (Medium-term plan) |
|---|---|---|---|
| Total | 35.7 | 37.0 | 40.0 |
| Recreation & Others | (2.1) | 0.5 | 1.0 |
| Lifestyle-Related Products | 0 | 0 | 2.0 |
| Electronic Equipment and Metal Products | 20.0 | 10.0 | 9.5 |
| AV/IT | 3.7 | 5.0 | 5.5 |
| Musical Instruments | 14.2 | 21.5 | 22.0 |

The impact of foreign currency factors was ¥0.6 billion compared with the year ended March 31, 2005. (−¥0.1 billion in Musical Instruments and ¥0.7 billion in AV/IT)

*Figures in parentheses represent changes from the previous period.

# Musical Instruments


YAMAHA

- Uncertainties persist despite some positive signs in the market
- Emergence of Chinese-made products in European, US, and Chinese markets; switch to low-priced instruments under way

- Steadily promotion six core strategies for attaining operating income of ¥30 billion in fiscal 2007:

  (1) Invigorating domestic market; (2) increasing sales of high value-added products;
  (3) achieving growth in Chinese market and professional audio equipment market; (4) manufacturing reforms; (5) human resources development; and (6) business process improvements


(Billions of Yen)
Net Sales
293.4
303.0
302.6
317.0
313.0
334.0
FY2004
FY2005
FY2006
FY2007
Operating Income
10.5
15.5
14.2
22.0
21.5
31.0
FY2004
FY2005
FY2006
FY2007
YSD50 Projection
Actual or New Projection

# AV/IT


YAMAHA

- Home theater markets turning sluggish in Europe and US; competition intensifying and prices declining further
- In Japan, home theater infrastructure taking shape as large-screen, thin-panel TVs gain widespread use

- Sales of digital sound projectors increasing
- Maintaining and strengthening competitiveness in existing businesses (home theaters, online *karaoke*, routers)
- Shortening deliver times (90 days → 56 days) through further advances in SCM

(Billions of Yen)


Net Sales
78.3
88.0
77.7
93.0
89.0
98.0
FY2004
FY2005
FY2006
FY2007
Operating Income
4.4
4.0
3.7
5.5
5.0
6.5
FY2004
FY2005
FY2006
FY2007
YSD50 Projection
Actual or New Projection

# Electronic Equipment and Metal Products


YAMAHA

- Forecasting 5–10% growth in global mobile phone market in 2005
- Competition becoming fiercer between manufacturers as phones add more high-performance features and prices fall, intensified pressure for cost reduction of parts suppliers
- Expecting recovery in 2H fiscal 2006 in semiconductor market for digital home electronics applications, which has seen a prolonged slowdown

- LSI sound chips for mobile phones maintaining market share
- Developing new products for applications outside of mobile phone area and launching them on market
- For electronic metal products, strengthening earnings capabilities through persistent cost reductions and expanding copper connector materials business through cooperation with Olin Metal Corporation


(Billions of Yen)
Net Sales
76.9
67.0
69.0
59.0
58.5
55.0
FY2004
FY2005
FY2006
FY2007
Operating Income
30.0
15.5
20.0
9.5
10.0
7.5
FY2004
FY2005
FY2006
FY2007
YSD50 Projection
Actual or New Projection

# Lifestyle-Related Products



YAMAHA


- Stepping up activities in remodeling market as growth in new housing starts turn weaker

- Turning profitable at operating level during fiscal year and building a business model for the medium term
- Steadily promoting a string of structural reform measures, including selectivity and consolidation for businesses, innovations in wholesaling, cost reform, and restructuring in the workforce



(Billions of Yen)
Net Sales
44.8
46.0
42.8
47.0
41.5
50.0
FY2004
FY2005
FY2006
FY2007
Operating Income
1.5
1.2
0
2.0
0
2.5
FY2004
FY2005
FY2006
FY2007
YSD50 Projection
Actual or New Projection

# Recreation


YAMAHA

- Polarization between low-cost recreational facilities and genuine high-end facilities

- Declining depreciation charges and sharply improving earnings as sales rise
  Goal to turn a profit and record operating income in fiscal 2007
- Aims to attract and retain customers through differentiation by taking advantage of particular characteristics of regions and facilities
- Enhancing quality of facilities and thoroughly promoting safety


(Billions of Yen)
Net Sales
20.1
20.5
18.3
21.0
20.0
21.0
FY2004
FY2005
FY2006
FY2007
Operating Income
(1.1)
(0.6)
(2.3)
(0.3)
(0.5)
0.1
FY2004
FY2005
FY2006
FY2007
YSD50 Projection
Actual or New Projection

# Others


YAMAHA

- In components businesses, ongoing pressure for cost-cutting from full-product assembly makers
- Golf products facing stiffer competition as market shrinks

- Taping into new customers and bolstering production capabilities in automobile interior wood component business
- Maintaining production of magnesium molded parts for digital cameras and other product applications and further reducing costs
- For golf products, developing more distinguished offerings and increasing brand awareness to boost sales

(Billions of Yen)


Net Sales
26.1
25.5
23.6
28.0
24.0
32.0
FY2004
FY2005
FY2006
FY2007
Operating Income
(0.2)
0.9
0.2
1.3
1.0
2.4
FY2004
FY2005
FY2006
FY2007
YSD50 Projection
Actual or New Projection

# Inventories



- Inventory assets were up YoY at the end of fiscal 2005, especially in the musical instrument and AV areas
- Targeting reductions in inventories at the end of fiscal 2006 through SCM


(Billions of Yen)
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
80.1
24.8
6.1
8.4
40.8
72.1
25.0
1.4
8.2
37.5
78.4
26.9
0.4
10.1
41.0
69.4
23.7
1.7
7.7
36.3
FY2003
FY2004
FY2005
FY2006
(Projection)

- The "other product" category at the end of FY2004 and hereafter includes inventory valuation reductions.

# Capital Expenditure/Depreciation/ R&D Expenses


YAMAHA

## Capital Expenditure/Depreciation

(Billions of Yen)
Others
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
16.9
3.1
3.4
1.6
8.8
(17.6)
21.2
4.9
4.4
1.8
10.1
(17.5)
22.7
5.3
5.0
1.1
11.3
(19.0)
24.0
5.6
4.8
1.7
11.9
(19.9)
FY2003
FY2004
FY2005
FY2006
(Projection)

## R&D Expenditures

Others
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
22.4
2.2
3.2
5.2
11.8
22.5
2.2
3.4
4.9
12.0
23.0
2.2
4.5
5.1
11.2
23.0
2.4
4.9
5.0
10.7
FY2003
FY2004
FY2005
FY2006
(Projection)

# Interest-Bearing Liabilities (Actual Balance)


YAMAHA

➢ Achieved goal of YSD50 plan to completely eliminate interest-bearing debt two years ahead of schedule


Free Cash Flows
(Billions of Yen)
11.4
39.5
26.7
3.6
FY2003
FY2004
FY2005
FY2006
(Projection)
Interest-Bearing Liabilities
46.0
Convertible bonds
24.3
Long- and short-term borrowings, less cash and deposits
21.7
16.8
(4,6)
(2.4)
FY2003
FY2004
FY2005
FY2006
(Projection)
Balance of resort security deposits
(Not included in above)
36.8
30.8
28.9
26.7

# Balance Sheet Summary


YAMAHA

(Billions of Yen)

| | As of March 31, 2003 | As of March 31, 2004 | As of March 31, 2005 | As of March 31, 2006 (Projection) |
|---|---|---|---|---|
| Cash and Bank Deposits | 44.5 | 32.1 | 51.2 | 30.1 |
| Accounts and Notes Receivable | 79.1 | 78.7 | 71.6 | 85.8 |
| Inventories | 80.1 | 72.1 | 78.4 | 69.4 |
| Other Current Assets | 17.4 | 18.8 | 24.4 | 25.5 |
| Fixed Assets | 291.6 | 307.0 | 280.0 | 292.4 |
| Total Assets | 512.7 | 508.7 | 505.6 | 503.2 |
| Accounts and Notes Payable | 39.5 | 39.9 | 37.7 | 41.8 |
| Short-and Long-Term Borrowings | 66.1 | 48.9 | 46.6 | 27.7 |
| Convertible Bonds | 24.3 | 0 | 0 | 0 |
| Other Liabilities* | 168.3 | 160.2 | 146.1 | 133.6 |
| Shareholders' Equity | 214.5 | 259.7 | 275.2 | 300.1 |
| Total Liabilities and Shareholders' Equity | 512.7 | 508.7 | 505.6 | 503.2 |

*Other liabilities include minority interests

# Appendix

# Performance in the Forth Quarter of FY2005


YAMAHA

➢ Net sales was ¥6.9 billion lower than the previous projections (issued February 10), principally in the AV business. Operating income is approximately the same as the previous outlook.

(Billions of Yen)

| | FY2004 (4Q) | FY2005 (4Q) | Increase/ (decrease) | Previous Projections (Feb. 10, 2004) |
|---|---|---|---|---|
| Net Sales | 124.2 | 120.6 | (3.6) | 127.5 |
| Operating Income (Operating Income Ratio) | 0 | (2.4) | (2.4) | (2.1) |
| Recurring Profit (Recurring Profit Ratio) | (0.2) | (3.4) | (3.2) | (3.7) |
| Net Income (Net Income Ratio) | (2.2) | 0.4 | 2.6 | 0.2 |

| Currency Exchange Rate | | FY2004 (4Q) | FY2005 (4Q) | FY2004 (4Q) (Previous Projections) |
|---|---|---|---|---|
| Net Sales | US$ | 107 | 105 | 110 |
| | EUR | 134 | 137 | 134 |
| Operating Income | US$ | 108 | 104 | 110 |
| | EUR | 128 | 135 | 134 |

# Non-Operating Income (Loss) /Extraordinary Income (Loss)

YAMAHA

(Billions of Yen)

| | FY2004 | FY2005 | FY2006 (Projections) |
|---|---|---|---|
| **Non-Operating Income** | | | |
| Equity method income | 10.4 | 9.1 | 11.0 |
| Net financial income | (1.0) | (0.3) | (0.6) |
| Other | (3.5) | (3.2) | (4.9) |
| Total | + 5.9 | + 5.6 | + 5.5 |
| **Extraordinary Income(Loss)** | | | |
| Income from (loss on) disposal of fixed assets | (2.3) | (1.1) | (0.4) |
| Other | (1.2) | (6.7) | (0.6) |
| Total | (3.5) | (7.8) | (1.0) |
| **Corporate Income Tax and Other Expenses** | | | |
| Corporate income tax, etc. | 3.5 | 13.4 | 12.1 |
| Minority interests in consolidated subsidiaries | 0.5 | 0.4 | 0.4 |
| Total | 4.0 | 13.8 | 12.5 |

FY2004 Extraordinary Income(Loss):
- Social welfare for prior years (After adopting gross compensation): (0.9)
- EC penalty: (0.3)

FY2005 Extraordinary Income(Loss):
- Return of pension substitutional portion: 19.9
- Gain on Sales of Assets: 6.5
- Asset Impairment Loss: (32.7)

# Musical Instrument Sales in the Japanese Market


YAMAHA


Wholesale Amount
(By category, excluding PA)

120
100
80
60
40
20
0
104.9
107.9
(103%)
103.7
(96%)
Wind instruments
String and percussion instruments
Synthesizers and other
Portable keyboards
Electronic pianos
Electronic organs
Pianos
FY2004
FY2005
(Estimation)
FY2006
(Projection)


YAMAHA's
Wholesale Amount
(By category, excluding PA)

(Billions of Yen)
60
50
40
30
20
10
0
49.0
53.4
(109%)
52.2
(98%)
Wind instruments
String and percussion instruments
Synthesizers and other
Portable keyboards
Electronic pianos
Electronic organs
Pianos
FY2004
FY2005
FY2006
(Projection)

# Musical Instrument Sales in the U.S. Market


YAMAHA

Wholesale Amount
(By category, excluding PA)
% Change from the previous year
2000
1500
1000
500
0
1,883
1,888
(100%)
1,908
(101%)
Wind instruments
String and percussion instruments
Synthesizers and other
Portable keyboards
Electronic Pianos
Electronic organs
Pianos
FY2004
FY2005
(Estimation)
FY2006
(Projection)

YAMAHA's
Wholesale Amount
(By category, excluding PA)
Wholesale Amount
(Millions of U.S. Dollars)
500
400
300
200
100
0
448
464
(104%)
494
(106%)
Wind instruments
String and percussion instruments
Synthesizers and other
Portable keyboards
Electronic Pianos
Pianos
FY2004
FY2005
FY2006
(Projection)

# Musical Instrument Sales in the European Market


YAMAHA

## Wholesale Amount
(By category, excluding PA)

% Change from the previous year
2000
1500
1000
500
0
1,659
1,658
(100%)
1,698
(102%)
Wind instruments
String and percussion instruments
Synthesizers and other
Portable keyboards
Electronic pianos
Pianos
FY2004
FY2005
(Estimation)
FY2006
(Projection)

## YAMAHA's Wholesale Amount
(By category, excluding PA)

Wholesale Amount
(Millions of Euro)
500
400
300
200
100
0
382
377
(99%)
400
(106%)
Wind instruments
String and percussion instruments
Synthesizers and other
Portable keyboards
Electronic organs
Pianos
FY2004
FY2005
FY2006
(Projection)

# Scale of Global Market for Home Theater Products
## (Home theater systems + AV amplifiers/receivers)


YAMAHA

### <Home theater systems >

- Market is growing, but leveling off; expecting unit sales to rise 8% YoY in fiscal 2006 and prices to continue falling
- In North America, growth in sales of systems installed with HTiB, DVD is decelerating; particularly for systems with DVDs; expecting slow growth around 2%
- In Europe, market is centered on DVD-installed systems (90% of total); expecting unit sales to rise 7% in fiscal 2006 and indiscriminate selling at lower prices
- In Japan, market infrastructure taking shape as thin-panel TV diffusion rises
- Anticipating robust growth in Asian, Chinese markets



5.70
8.36
10.22
11.55
12.43
02
03
04
05
(Estimation)
06
(Projection)


### <AV amplifiers/receivers>

- Total worldwide market is contracting
- In 2006, Unit sales in North American market are expected to be 10% below the previous year; markets set to shrink somewhat in Europe, Japan
- Markets expanding in Asia and China; sales of AV amplifiers + receiver packages on uptrend in China

(Million Units)



3.51
3.25
3.05
2.97
2.84
Japan
02
03
04
05
(Estimation)
06
(Projection)

# YAMAHA's AV Market Share


YAMAHA
〈Japan〉
Home theater systems:
Share of Total Sales Amount (GfKJ)
20%
10%
0%
14%
'01
'02
'03
'04
'05 (Jan.-Mar.)
AV amplifiers:
Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
35%
39%
'01
'02
'03
'04
'05 (Jan.-Mar.)
〈U.S.〉
Home theater systems: Share of Total Sales Amount (INTELECT)
10%
5%
0%
6%
8%
'01
'02
'03
'04
'05 (Jan.-Feb.)
AV receivers:
Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
'01
'02
'03
'04
'05 (Jan.-Feb.)

# Sales breakdown


YAMAHA

(Billions of Yen)

## AV/IT

| | FY2004 (Actual) | FY2005 (Actual) | FY2006 (Projection) |
|---|---|---|---|
| AV | 71.9 | 70.6 | 80.3 |
| Routers | 6.4 | 7.1 | 8.7 |
| Total | 78.3 | 77.7 | 89.0 |

## Electronic Equipment and Metal Products

| | FY2004 (Actual) | FY2005 (Actual) | FY2006 (Projection) |
|---|---|---|---|
| Semicon-ductors | 64.0 | 56.7 | 45.8 |
| Electronic Metals | 12.9 | 12.3 | 12.7 |
| Total | 76.9 | 69.0 | 58.5 |

## Life-Related Products

| | FY2004 (Actual) | FY2005 (Actual) | FY2006 (Projection) |
|---|---|---|---|
| Bathrooms | 20.9 | 20.1 | 19.6 |
| System Kitchens | 17.2 | 16.5 | 16.0 |
| Others | 6.7 | 6.2 | 5.9 |
| Total | 44.8 | 42.8 | 41.5 |

## Others

| | FY2004 (Actual) | FY2005 (Actual) | FY2006 (Projection) |
|---|---|---|---|
| Automobile Interior Wood Components | 10.9 | 10.2 | 11.2 |
| Golf Clubs | 2.2 | 2.1 | 2.7 |
| YFT, etc. | 13.0 | 11.3 | 10.1 |
| Total | 26.1 | 23.6 | 24.0 |

# Forecasts of Sales by Business Segment in the First Quarter of FY2006


YAMAHA

(Billions of Yen)
Recreation & Others
Lifestyle-Related Products
Electronic Equipment and Metal Products
AV/IT
Musical Instruments
132.9
10.1
10.4
21.2
17.7
73.6
FY2005
125.8
(−5.3)
9.5
(−5.9)
10.2
(−1.9)
13.6
(−35.8)
17.6
(−0.6)
74.9
(+1.8)
FY2006
(Projection)
126.4
(−4.9%)
9.5
10.2
13.6
17.8
(+0.6)
75.3
(+2.3)
FY2006
After translation adjustment
= ¥(0.6) bn
Figures in parentheses represent changes from same period of the previous year

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.